FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

SSUZZAN@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3092

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

June 28, 2007

07025011

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commissi
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C., 20549

SEC MAIL PROCESSING
RECEIVED
JUN 29 2007
WASH. D.C. 186 SECTION

Re: Barloworld Limited
File No. 82-35039

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed in Schedule A.

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have questions, please call the undersigned at (212) 318-3092.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Sincerely,

Steven Suzzan

Enclosures

cc: Mr. Sibani Mngomezulu

45931631.1

Schedule A

1. Form CM 15 Return of Allotment of Shares dated 12 February, 2007
2. Form CM 29 Contents of Register of Directors, Auditors and Officers dated March 1, 2007
3. SENS Announcement, dated March 8, 2007, entitled "Declaration of Special Dividend"
4. Form CM 15 Return of Allotment of Shares dated March 8, 2007
5. SENS Announcement, dated March 27, 2007, entitled "Progress on announced strategic actions and update on future direction"
6. Form CM 15 Return of Allotment of Shares dated March 29, 2007
7. March 2007 Interim Results
8. Form CM 15 Return of Allotment of Shares dated April 19, 2007
9. SENS Announcement, dated April 25, 2007, entitled "Sale of Ditch Witch of Georgia"
10. SENS Announcement, dated April 26, 2007, entitled "Preference Dividend Number 142"
11. SENS Announcement, dated May 2, 2007, entitled "Sale of Melles Griot"
12. SENS Announcement, dated May 3, 2007, entitled "Enters into joint venture in Katanga Province, Democratic Republic of Congo"
13. Form CM 15 Return of Allotment of Shares dated May 8, 2007
14. SENS Announcement, dated May 10, 2007, entitled "Barloworld Coatings Announces BEE Transaction"
15. Form CM 15 Return of Allotment of Shares dated May 11, 2007
16. SENS Announcement, dated May 14, 2007, entitled "Reviewed interim results: six months ended 31 March 2007"
17. SENS Announcement, dated May 14, 2007, entitled "Unbundling announcement update"
18. SENS Announcement, dated May 17, 2007, entitled "Unbundling announcement – salient dates"
19. Circular, dated May 17, 2007, to Barloworld ordinary shareholders and preference shareholders
20. SENS Announcement, dated May 21, 2007, entitled "Directors of major subsidiary dealings in securities"

21. SENS Announcement, dated May 22, 2007, entitled "Directors dealings in securities"

22. SENS Announcement, dated May 22, 2007, entitled "Directors dealings in securities"

23. SENS Announcement, dated May 30, 2007, entitled "Directors Dealings in Securities"

24. SENS Announcement, dated May 30, 2007, entitled "Directors Of Major Subsidiary Dealings In Securities"

25. SENS Announcement, dated June 4, 2007, entitled "Group Executive Appointment"

26. SENS Announcement, dated June 4, 2007, entitled "Directors Dealing in Securities"

27. SENS Announcement, dated June 6, 2007, entitled "Appointment of Chairman and Deputy Chairman"

28. SENS Announcement, dated June 8, 2007, entitled "Barloworld appointment of deputy chairman"

29. SENS Announcement, dated June 8, 2007, entitled "Results of Barloworld General Meeting"

30. SENS Announcement, dated June 8, 2007, entitled "Declaration of Barloworld interim distribution"

31. SENS Announcement, dated June 8, 2007, entitled "Director of major subsidiary dealings in in securities"

32. SENS Announcement, dated June 15, 2007, entitled "Director's Dealing in Securities"

33. SENS Announcement, dated June 20, 2007, entitled "Directors Dealing in Securities"

34. SENS Announcement, dated June 28, 2007, entitled "Resignation of Deputy Chairman"

File no: 82-35059

COPY

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -02- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 08 FEBRUARY 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R 1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
202 643 591	ORDINARY	R0 05	R10 132 179.55
375 000	6% CUM PREFS	R2.00	R 750 000.00
Total		Total	R10 882 179.55

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 882 179.55

Stated capital R

Premium account R 188 275 757.30

Total issued capital R 199 157 936.85

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
4 166	ORDINARY	R0.05	R46.3698	R193 385.00
	Total(s)		Total(s)	R193 385.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2007 -02- 13

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for services or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
202 647 757	ORDINARY	R0.05	R0.930032174	188 468 934.00	R10 132 387.85
375 000	6% CUM PREFS	R2.00			R750 000.00
	Total		Total		R10 882 387 85

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 882 387.85

Stated capital R

Premium account R 188 468 934.00

Total issued capital R 199 351 321.85

Certified correct.

Date 12 FEB 2007

Signature [signature]
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 08 FEBRUARY 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248
SANDTON
2148

Date of receipt by Registrar of Companies

Date stamp of Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -02- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Registrar of Companies

Barloworld Limited

Registrar of Companies - CM15

OPEX NO	DATE OF RESOLUTION	ALLOTTED TO	[illegible]	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	08-Feb-07	Loyson	PHH	45.70	2,500	125.00		125.00	114,125.00	114,250.00
	08-Feb-07	Loyson	PHH	47.50	1,666	83.30		83.30	79,051.70	79,135.00
Sub Total					4,166	208.30		208.30	193,176.70	193,385.00
Adj to share premium										-
Balance B/Fwd					202,643,591	10,132,179.55	750,000.00	10,882,179.55	188,275,757.30	199,157,936.85
TOTAL					202,647,757	10,132,387.85	750,000.00	10,882,387.85	188,468,934.00	199,351,321.85

REGISTRATEUR VAN MAATSKAPP[...]
EN VAN BESLOTE KORPORASIE[...]

2007 -02- 13

REGISTRAR OF COMPANIE[...]
AND OF CLOSE CORPORAT[...]

File no - 82-35059

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPY
Departement van Handel
77 Meintjies Straat, Sunnyside, Pretoria, 0002
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
The DTI Campus (Block F - Entfutfukweni)
77 Meintjies Street
Sunnyside, Pretoria, 0002
Telegraphic Address 'Maatcom'

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -03- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

BARLOWORLD LIMITED

P O BOX 782248
SANDTON
2146

Registration No. of Company
1918/000095/06

Client Ref
BAW

Opgawe van besonderhede soos op/
Return of particulars as at 2007 -03- 1 -

COPY
Lindsay M Reid

Verklaring/Statement

Ek

(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftilike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op vorm CM 27 verkry is.

I, SIBANI MNGOMEZULU

(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed
S. MNGOMEZULU
Datum:
Date 2007 -03- 1 -

A Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	BAQWA
2. Volle voorname/Full forenames	SELBY ALAN MASIBONGE
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or if not available, date of	Jaar Maand Dag / Year Month Day 5 1 0 5 0 4 5 5 8 3 0 8 7
5. (a) Datum van aanstelling/Date of appointment	21 January 2005
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	1 CARMEL AVENUE NORTHCLIFF JOHANNESBURG 2195
7. Besigheidsadres/Business address	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8. Posadres/Postal address	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9. Nasionaliteit/Nationality indien nie Suid-Afrikaans nie/If not south Africa	SOUTH AFRICAN
10. Beroep/Occupation	ADVOCATE
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and	No Change

Registration No. of Company 1918/000095/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1. BLACKBEARD
2. PETER JOHN
3.
4. Year Month Day
5 7 0 5 1 1 5 0 9 1 0 8 3
5. (a 10/05/2004
(b) Director
6. 4 WOODLEA HALE BROOK GREEN, ALTRINCHAM, CHESHIRE WA15 6WH UNITED KINGDOM
7. BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
8. BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
9. SOUTH AFRICAN
10. ENGINEER
11. YES
12. No Change

1. CLEWLOW
2. WARREN ALEXANDER MORTEN
3.
4. Year Month Day
3 6 0 7 1 3 5 0 6 5 0 8 3
5. (a 12/11/1974
(b) Director
6. 186 BRYANSTON DRIVE BRYANSTON SANDTON
7. BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8. P O BOX 782248 SANDTON 2146
9. SOUTH AFRICAN
10. DIRECTOR OF COMPANIES
11. YES
12. RESIGNATION 26/01/2007

1. DIAMOND
2. BRANDON PETER
3.
4. Year Month Day
5 1 0 4 0 1 5 0 6 5 0 8 2
5. (a 19/11/2001
(b) Director
6. 11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148
7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8. P O BOX 2031 RIVONIA 2128
9. SOUTH AFRICAN
10. CHIEF EXECUTIVE OFFICER
11. YES
12. No Change

1. GOMERSALL
2. JOHN EDWARD
3.
4. Year Month Day
4 6 0 [illegible] 9 1 6 2
5. (a 17/10/1989
(b) Director
6. 63 MOUNT STREET BRYANSTON 2021
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8. P O BOX 782248 SANDTON 2146
9. BRITHISH
10. CHARTERED ACCOUNTANT
11. YES
12. No Change

REGISTRATEUR VAN MAATSKAPPYE
2007 -03-
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATION

1. HAMILTON
2. ALEXANDER GORDON KELSO
3. NONE
4. Year Month Day
0 9 4 4 0 9 5 9 9 UK
5. (a 26/01/2007
(b) DIRECTOR
6. 31 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM
7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2146
8. 31 CHELSEA SQUARE LONDON SW3 6LH UNITED KINGDOM
9. BRITISH
10. COMPANY DIRECTOR
11. YES
12. APPOINTED 26/01/2007

1. LAMPRECHT
2. ANDRE JACOBUS
3.
4. Year Month Day
5 2 0 9 1 9 5 1 2 6 0 8 3
5. (a 15/12/1993
(b) Director
6. 227 - 7TH STREET CHARTWELL 2055
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8. P O BOX 782248, SANDTON 2146
9. SOUTH AFRICAN
10. ADVOCATE
11. YES
12. No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1. LAUBSCHER
2. MARTIN
3.
4. Year Month Day
   6 0 0 1 3 0 5 0 1 6 0 8 3
5. (a 09/05/2005
   (b) Director
6. 24 WALDORF DRIVE CENTURION RES ESTATE & COUNTRY CLUB CENTURION
7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8. P O BOX 68511 HIGHVELD 1 0169
9. SOUTH AFRICAN
10. CEO
11. YES
12. No Change

1. LEVETT
2. MICHAEL JOHN
3.
4. Year Month Day
   3 9 0 6 0 6 5 0 3 1 0 0 2
5. (a 15/11/1995
   (b) Director
6. 40 MAGNOLIA LODGE KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT
7.
8.
9. SOUTH AFRICAN
10. CHAIRMAN - SA MUTUAL LIFE ASS
11. YES
12. No Change

1. MKHABELA
2. SIBONGILE
3. MTHEMBU
4. Year Month Day
   5 6 0 7 3 1 0 7 3 7 0 8 2
5. (a 27/01/2006
   (b) Director
6. 15 STANRICH AVENUE CYRILDENE 2198
7. NELSON MANDELA CHILDREN S FUND 27 EASTWOLD WAY, SAXONWOLD 2196
8. P O BOX 797 HIGHLANDS NORTH, 2037
9. SOUTH AFRICAN
10. Chief Executive Officer -Nelson Mandela Children s
11. YES
12. No Change

1. MUNDAY
2. TREVOR STEWART
3. NONE
4. Year Month Day
   4 9 0 9 1 2 5 0 8 7 0 8 8
5. (a 26/01/2007
   (b) DIRECTOR
6. 27 ANGUS ROAD BRYANSTON 2021
7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2148
8. P O BOX 96052 SLOANE PARK 2152
9. SOUTH AFRICAN
10. DIRECTOR
11. YES
12. APPOINTED 26/01/2007

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -03- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

1. NTSEBEZA
2. DUMISA BUHLE
3.
4. Year Month Day
   4 9 1 0 3 1 5 1 2 1 0 8 3
5. (a 18/05/1999
   (b) Director
6. 2 SILVERDALE PINELANDS CAPE TOWN 7405
7. 713 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8. 713 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9. SOUTH AFRICAN
10. JUDGE - Acting, Otherwise Practising Advocate
11. YES
12. No Change

1. NYASULU
2. HIXONIA THEMBALIHLE
3.
4. Year Month Day
   5 4 0 9 1 3 0 7 9 8 0 8 3
5. (a 26/01/2007
   (b) DIRECTOR
6. 10 SHEILA PLACE GILLITTS 3610
7. 410 JAN SMUTS AVENUE CRAIGHALL PARK 2196
8. 410 JAN SMUTS AVENUE CRAIGHALL PARK 2196
9. SOUTH AFRICAN
10. NON-EXECUTIVE DIRECTOR
11. YES
12. APPOINTED 26/01/2007

Registration No. of Company 1918/000095/06 | Client Ref | BAW |

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1. PFEIFFER
2. STEVEN BERNARD
3.
4. Year Month Day
   4 7 0 1 1 9 - U S A
5. (a 27/08/2001
   (b) Director
6. 301 NORTH VIEW TERRACE. ALEXANDRIA VA USA 22301
7. FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8. 801 PENNSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9. AMERICAN
10. ATTORNEY
11. NO
12. No Change

1. PHILLIPS
2. ANTHONY JOHN
3.
4. Year Month Day
   4 6 0 6 0 6 5 0 2 8 0 8 6
5. (a 21/08/1995
   (b) Director
6. 15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8. P O BOX 782248 SANDTON 2146
9. BRITISH
10. Chief Executive Officer
11. YES
12. RESIGNATION 25/01/2007

1. RODRIGUEZ DE CASTRO GARCIA DE LOS RIOS
2. GONZALO
3.
4. Year Month Day
   4 2 0 7 2 7 S P A I N
5. (a 30/01/2004
   (b) Director
6. MARIA DE MOLINA N1 28006 MADRID SPAIN
7. MARIA DE MOLINA N1 28006 MADRID SPAIN
8. MARIA DE MOLINA N1 28006 MADRID SPAIN
9. SPANISH
10. BUSINESSMAN
11. NO
12. No Change

1. SHONGWE
2. OUPA ISAAC
3.
4. Year Month Day
   6 2 0 5 2 5 5 8 0 1 0 8 5
5. (a 26/01/2007
   (b) DIRECTOR
6. 12 ESSENWOOD AVENUE, DALECROSS 2196
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2148
8. P O BOX 782248, SANDTON 2146
9. SOUTH AFRICAN
10. BUSINESS MANAGER
11. YES
12. APPOINTED 26/01/2007

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -03-
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

1. SURGEY
2. PETER MONTAGU
3.
4. Year Month Day
   5 4 1 2 0 2 5 7 0 7 0 8 6
5. (a 21/08/1995
   (b) Director
6. 54 BOUNDARY LANE SANDHURST 2196
7. BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8. P O BOX 782248 SANDTON 2146
9. SOUTH AFRICAN
10. DIRECTOR
11. YES
12. No Change

1. THERON
2. EDWARD PHILCOX
3.
4. Year Month Day
   4 1 0 4 1 7 5 0 1 6 0 0 1
5. (a 01/05/1996
   (b) Director
6. 23 WESTCLIFF ROAD, HERMANUS 7200
7. C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8. P O BOX 2153 HERMANUS 7200
9. SOUTH AFRICAN
10. DIRECTOR OF COMPANIES
11. YES
12. No Change

Registration No. of Company 1918/000095/06 | Client Ref | BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1. THOMSON
2. CLIVE BRADNEY
3.
4. Year Month Day
   6 6 0 5 3 1 5 0 1 5 0 8 1
5. (a 01/04/2003
   (b) Director
6. 186 BRYANSTON DRIVE, BRYANSTON SANDTON
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8. P O BOX 782248 SANDTON 2146
9. SOUTH AFRICAN
10. CHARTERED ACCOUNTANT
11. YES
12. APPOINTED AS CEO ON 18/12/06

1. TOMKINSON
2. ROBERT CHARLES
3.
4. Year Month Day
   1 9 4 1 0 7 1 4
5. (a 19/11/2001
   (b) Director
6. HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7. HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8. HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9. BRITHISH
10. DIRECTOR
11. NO
12. No Change

1. WILSON
2. DONALD GERT
3.
4. Year Month Day
   5 7 0 2 2 4 5 0 5 3 0 8 3
5. (a 29/09/2006
   (b) Director
6. 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
7. BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2148
8. P O BOX 782248, SANDTON, 2146
9. SOUTH AFRICAN
10. CHARTERED ACCOUNTANT
11. YES
12. No Change

1.
2.
3.
4. Year Month Day
5. (a
   (b)
6.
7.
8.
9.
10.
11.
12.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007-03-01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

1.
2.
3.
4. Year Month Day
5. (a
   (b)
6.
7.
8.
9.
10.
11.
12.

1.
2.
3.
4. Year Month Day
5. (a
   (b)
6.
7.
8.
9.
10.
11.
12.

Registration No. of Company 1918/000095/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE. KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE

1.	1.
2.	2.
3.	3.
4. Jaar Maand Dag Year Month Day	4. Jaar Maand Dag Year Month Day
5.: (a	5.: (a
(b)	(b)
6.	6.
7.	7.
8.	8.
9.	9.
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur/Auditor

1. Naam/Name DELOITTE & TOUCHE

2. Datum van aanstelling/Date of appointment 18/10/1927

3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/ Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 2007 -03- 1 -

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies

Posadres
Postal address P O BOX 782248
SANDTON
2146

Registrasie Nr. van maatskappy
Registration No. of company

1918/000095/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	MNGOMEZULU
2. Volle voorname/Full forenames	SIBANI
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if no available, date of birth	Jaar/Year Maand/Month Dag/Day 7 2 0 2 1 4 6 1 2 4 0 8 1
5. (a) Datum van aanstelling/Date of appointment	30/06/2005
(b) Betiteling/Designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125
8. Besigheidsadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
11. Beroep/Occupation	GROUP SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	NO CHANGE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.	1.
2.	2.
3.	3.
4. Jaar/Year Maand/Month Dag/Day	4. Jaar/Year Maand/Month Dag/Day
5. (a)	5. (a)
(b)	(b)
6.	6.
7.	7.
8.	8.
9.	9.
10.	10.
11.	11.
12.	12.
13.	13.

File no: 82-35039

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BAW - Barloworld - Declaration Of Special Dividend

8 Mar 2007

BAW
BAW
BAW - Barloworld - Declaration Of Special Dividend
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
DECLARATION OF SPECIAL DIVIDEND
Notice is hereby given that the directors of Barloworld have declared a special dividend of 500 cents per ordinary share following the joint announcement on 18 December 2006 made by Barloworld and Pretoria Portland Cement Company Limited ("PPC") regarding the actions to be taken following completion of the strategic review.
In compliance with the requirements of the JSE Limited, the following dates are applicable:

Last day to trade cum special dividend	Friday, 23 March 2007
Shares traded ex special dividend	Monday, 26 March 2007
Record date	Friday, 30 March 2007
Payment date	Monday, 2 April 2007

Share certificates may not be dematerialised or rematerialised between Monday, 26 March 2007 and Friday, 30 March 2007, both dates inclusive.
On behalf of the Board
S Mngomezulu
Group Secretary
8 March 2007
SANDTON
Sponsor: JPMorgan
Date: 08/03/2007 10:37:50 Produced by the JSE SENS Department.

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File no: 82-35039

"COPY"

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

(Section 93 (3))

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 16 FEBRUARY 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R 1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2007-03-08

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
Total		Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
202 647 757	ORDINARY	R0.05	R10 132 387 85
375 000	ORDINARY	R2.00	R 750 000.00
Total		Total	R10 882 387.85

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 10 882 387.85
Stated capital	R
Premium account	R 188 468 934.00
Total issued capital	R 199 351 321.85

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
4 000	ORDINARY	R0.05	R46.24985	R185 199.40
	Total(s)		Total(s)	R185 199.40

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* *A copy of the contract,* in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -03- 08
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
202 651 757	ORDINARY	R0.05	R0.9309267099	R188 653 933 40	R10 132 587.85
375 000	6% CUM PREFS	R2.00			R750 000.00
	Total		Total		R10 882 587 85

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 882 587 85

Stated capital R

Premium account R 188 653 933 40

Total issued capital R 199 536 521.25

Certified correct.

Date 08 MAR 2007

Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated 16 FEBRUARY 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248
SANDTON
2148

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Barloworld Limited

Registrar of Companies - CM15

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
16-Feb-07	Fisher	C	47.50	1,333	66.65		66.65	63,250.85	63,317.50
16-Feb-07	Kotze	KAE	45.70	1,000	50.00		50.00	45,650.00	45,700.00
16-Feb-07	Dearling	T	45.70	1,667	83.35		83.35	76,098.55	76,181.90
Sub Total				4,000	200.00		200.00	184,999.40	185,199.40
Adj to share premium									-
Balance B/Fwd				202,647,757	10,132,387.85	750,000.00	10,882,387.85	188,486,934.00	199,351,321.85
TOTAL				202,651,757	10,132,587.85	750,000.00	10,882,587.85	188,653,933.40	199,536,521.25

(Sd)

File no: 823503 9

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BAW - Barloworld - Progress on announced strategic

27 Mar 2007

BAW
BAW
BAW - Barloworld - Progress on announced strategic actions and update on future direction
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
PROGRESS ON ANNOUNCED STRATEGIC ACTIONS AND UPDATE ON FUTURE DIRECTION
Progress on announced strategic actions
Further to the announcements dated 18 December 2006 and 25 January 2007 regarding inter alia the proposed unbundling of Pretoria Portland Cement Company Limited ("PPC"), shareholders are advised that Barloworld is in an advanced stage of preparing for the PPC unbundling, including preparation of the PPC unbundling circular, which is expected to be posted at the beginning of May 2007.
It is anticipated that the general meeting of shareholders to consider the PPC unbundling will be held around the end of May 2007. It is further anticipated that the PPC unbundling transaction, which is conditional upon shareholder approval at the general meeting, will be completed by the end of June 2007, subject to all regulatory requirements being satisfied.
An independent non-executive director, Mr Trevor Munday, has been appointed as chairman of a subcommittee to manage the Coatings unbundling. This process is targeted to be concluded by the end of the calendar year.
The process to finalise the details of the group`s broad based Black Economic Empowerment (BEE) transaction is on track and will be implemented as soon as practicable after the PPC unbundling.
An advanced stage has been reached in the negotiations relating to the sale of Melles Griot. It is anticipated that these negotiations will be concluded shortly.
Advisors have been appointed to assist in the disposal of the Laboratory division and this process is now underway, with a targeted completion date by the end of the calendar year.
The process to sell the Freightliner business has commenced and we are at an advanced stage in the disposal of the DitchWitch and Vacuum Technology businesses.
The critical re-evaluation of the materials handling operations is underway and a decision on the eventual scale and composition of this business will be made by the end of the financial year.
A number of steps are also being taken to further enhance shareholder returns including downsizing the corporate office, implementing stricter capital allocation processes and improving the performance of the remaining businesses.
Update on future direction
At the Annual General Meeting held on 25 January 2007, it was announced that Barloworld Limited will be repositioned and profiled as a focussed distribution company with an offering that includes integrated product support, rental and logistics solutions.
As indicated at the Annual General Meeting, the Barloworld board has conducted an assessment of the impact of unbundling the Motor division. The board has concluded that it is in the best long term interests of shareholders and the company for the Motor division to remain as an integral part of the Barloworld group.
A number of strategic and financial factors were considered in this evaluation. These included the ability of the Motor division to leverage off Barloworld`s strong service and relationship reputation as well as the group`s complementary skills and systems competencies. Retaining the Motor division also presents the Barloworld group with greater growth

opportunities that fit the new strategic focus.
As part of its assessment process the board deliberated the strategic focus and structure of the future Barloworld group. The following defining characteristics and competencies were identified:
*Provision of flexible, value adding, integrated customer solutions in the areas of:
- Earthmoving and power systems (Equipment)
- Vehicle usage (Motor)
- Materials handling (Handling)
- Logistics management and supply chain optimisation (Logistics)
*Representation of leading global brands supported by the Barloworld service offering
*Effective management of long term relationships with global principals and customers
*Ability to develop and grow businesses in multiple geographies including challenging territories with high growth prospects
*Ability to leverage core competencies, systems and best practices across chosen business segments
*Commitment to lead in empowerment and transformation.
The Barloworld group will comprise businesses that fit the above strategic profile, meet strict performance criteria, and demonstrate good growth potential.
On behalf of the Board
S Mngomezulu
Secretary
27 March 2007
SANDTON
Sponsor: JPMorgan
Date: 27/03/2007 08:00:01 Produced by the JSE SENS Department.

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File no: 82-35039

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93(3)]

COPY

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 6 March 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2007 -03- 29

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total		

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
202 651 757	ORDINARY	R0.05	R10 132 587.85
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R10 882 587.85

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 10 882 587.85
Stated capital	R
Premium account	R 188 653 933.40
Total issued capital	R 199 536 521.25

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
696 709	ORDINARY	R0.05	R42.8330746409	R29 842 188.60
	Total(s)		Total(s)	

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been allotted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2007 -03- 29

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares ~~allotted~~
ATTACHED			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
203 348 466	ORDINARY	R0.05	R1.07431981586	R218 451 286.55	R10 167 423.30
375 000	6% CUM PREFS	R2 00			R750 000.00
	Total		Total		R10 917 423.30

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 917 423 30

Stated capital R

Premium account R 218 461 286.55

Total issued capital R 229 378 709 85

Certified correct.

Date 29 March 2007

Signature [signature]

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 6 March 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Barloworld Limited

Registrar of Companies - CM15

DATE OF RESOLUTION	NAME OF ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
06-Mar-07	Liebenberg	P	41.00	2,500	125.00		125.00	102,375.00	102,500.00
07-Mar-07	Kotze	SWJ	45.70	1,000	50.00		50.00	45,650.00	45,700.00
07-Mar-07	Haasbroek	PJ	36.70	1,333	66.65		66.65	48,854.45	48,921.10
07-Mar-07	Haasbroek	PJ	45.70	2,667	133.35		133.35	121,748.55	121,881.90
07-Mar-07	Haasbroek	PJ	47.50	1,000	50.00		50.00	47,450.00	47,500.00
09-Mar-07	Patterson	PJ	23.25	2,000	100.00		100.00	46,400.00	46,500.00
15-Mar-06	Courtney	FR	36.70	2,500	125.00		125.00	91,625.00	91,750.00
15-Mar-07	Courtney	FR	45.70	4,000	200.00		200.00	182,600.00	182,800.00
15-Mar-07	Courtnoy	FR	47.50	1,666	83.30		83.30	79,051.70	79,135.00
19-May-07	Stevens	IG	45.70	4,000	200.00		200.00	182,600.00	182,800.00
23-Mar-07	Gillman	WL	45.70	3,600	180.00		180.00	164,340.00	164,520.00
23-Mar-07	Gillman	WL	47.50	1,333	66.65		66.65	63,250.85	63,317.50
23-Mar-07	Deutsche Bank		45.70	49,087	2,454.35		2,454.35	2,240,821.55	2,243,275.90
23-Mar-07	Deutsche Bank		47.50	19,464	973.20		973.20	923,566.80	924,540.00
23-Mar-07	Deutsche Bank		36.70	42,168	2,108.40		2,108.40	1,545,457.20	1,547,565.60
23-Mar-07	Standard Bank		41.00	65,168	3,258.40		3,258.40	2,668,629.60	2,671,888.00
23-Mar-07	Standard Bank		36.70	98,269	4,913.45		4,913.45	3,601,558.85	3,606,472.30
23-Mar-07	Standard Bank		23.25	28,250	1,412.50		1,412.50	655,400.00	656,812.50
23-Mar-07	Standard Bank		47.50	77,295	3,864.75		3,864.75	3,667,647.75	3,671,512.50
23-Mar-07	Standard Bank		47.65	59,900	2,995.00		2,995.00	2,851,240.00	2,854,235.00
23-Mar-07	Standard Bank		45.70	229,509	11,475.45		11,475.45	10,477,085.85	10,488,561.30
Sub Total				696,709	34,835.45		34,835.45	29,807,353.15	29,842,188.60
Adj to share premium									-
Balance B/Fwd				202,651,757	10,132,587.85	750,000.00	10,882,587.85	188,653,933.40	199,536,521.25
TOTAL				203,348,466	10,167,423.30	750,000.00	10,917,423.30	218,461,286.55	229,378,709.85

March 2007 Interim Results - Final

Barloworld Limited (Registration number 1918/000095/06)

JSE codes: BAW and BAWP

ISIN codes: ZAE000026639 and ZAE000026647

Reviewed interim results for the six months ended 31 March 2007

New strategic focus positions Barloworld for the future

- **Revenues up 30% to R24 324 million**
- **Operating profit increases 25% to R2 157 million**
- **Headline earnings per share up 14% to 467 cents**
- **Headline earnings per share (excluding STC on special dividend) up 30%**
- **Proposed interim distribution up 17% to 175 cents per share**
- **Special dividend of R5 per share paid on 2 April 2007**
- **Announced strategic actions proceeding according to plan**

Clive Thomson, CEO of Barloworld, said:

"We have embarked on a new course for Barloworld. With the group's future focus as a leading global distribution business, we are in a strong position to capitalise on favourable trading conditions in each of our chosen business segments. We have exciting growth opportunities within our Caterpillar equipment businesses, face a growing market in our southern African Avis car rental operations, and have a number of expansion possibilities within our Logistics division. Our motor retail businesses are performing well and we look forward to ongoing improvements from streamlining our Hyster materials handling division following the impending disposal of the Freightliner operations. The outlook for the refocused group is very positive and we expect continued growth in all these businesses for the full year."

"A number of steps have been taken to unlock shareholder value including the disposal of underperforming businesses. In this regard, we are pleased to report good progress on the strategic actions announced at our annual general meeting on 25 January 2007."

14 May 2007

Enquiries

Barloworld Limited: Rowan Goeller Tel +27 11 445 1300, e-mail rowang@barloworld.com

College Hill: Nicholas Williams Tel +27 11 447 3030 email
nickw@collegehillir.com

For background information visit www.barloworld.com

Chairman and Chief Executive's Report

Future direction of the group
At the annual general meeting held on 25 January 2007, it was announced that Barloworld Limited will be repositioned and profiled as a focused distribution company with an offering that includes integrated product support as well as rental and logistics solutions. The group will comprise businesses that fit the above strategic profile, meet strict performance criteria, and demonstrate good growth potential.

The board conducted an assessment of the impact of unbundling the Motor division and concluded that it is in the best long-term interests of shareholders and the company for the division to remain as an integral part of the Barloworld group.

Following the implementation of the announced unbundlings and disposals referred to below, the Barloworld group will comprise of the following core divisions:
- Equipment (earthmoving and power systems)
- Motor (car rental, fleet services and motor retail)
- Materials Handling (forklift truck distribution and fleet management)
- Logistics (logistics management and supply chain optimisation).

Progress on announced strategic actions

1. Unbundlings to unlock shareholder value
We announced on 27 March 2007 that Barloworld is at an advanced stage of preparing for the Pretoria Portland Cement Company Limited (PPC) unbundling. The PPC unbundling circular has been finalised and will be posted on Thursday 17 May 2007. A general meeting of shareholders to consider the PPC unbundling will be held on 8 June 2007. It is further anticipated that the PPC unbundling transaction, which is conditional upon shareholder approval at the general meeting, will be implemented on 16 July 2007, subject to all regulatory requirements being satisfied.

An independent non-executive director, Trevor Munday, has been appointed as chairman of a board subcommittee to manage the Coatings division unbundling. This process is targeted to be concluded before the end of the calendar year.

2. Disposal of businesses
Within the Scientific division, the sale of Melles Griot has recently been concluded for a consideration above tangible net asset value. The transaction remains subject to certain conditions precedent and is expected to close by end June 2007. Advisors have been appointed to assist in the disposal of the laboratory business and numerous indicative bids have been received. The targeted completion date remains the end of the calendar year.

Within the Industrial Distribution division, we have sold DitchWitch of Georgia effective 27 April 2007. The process to sell the Freightliner operations has commenced and we have made good progress in the disposal of the Vacuum Technology business. In the Equipment division, a decision has also been taken to exit the Finaltair biomass energy joint venture in Spain.

Where applicable, impairment provisions have been made to write down goodwill or assets to their estimated recoverable amounts.

The sale of the Steel Tube division to a management and BEE consortium was finalised in November 2006 as was the sale of the major part of our UK leasing book.

3. BEE and transformation

The process to finalise the details of the group's broad based Black Economic Empowerment (BEE) transaction is on track. Separate transactions are being planned for PPC and the Coatings division and the Barloworld transaction will therefore be implemented shortly after these companies have been unbundled.

Strong trading performance for half year

Revenue growth of 30% has been positively impacted by favourable trading conditions in most of the businesses to be retained in the Barloworld group.

Operating profit from continuing operations is up 25% driven by strong growth in the southern African equipment business and a pleasing result in Spain. The Motor division also performed very well with significant contributions from Avis Rent a Car South Africa and a strong turnaround in Motor Retail Australia. We have seen continued improvements in our handling business in the UK and our Logistics division is beginning to make a meaningful contribution to group profits.

Growth in profits from divisions that will be unbundled - Cement and Coatings - were also good. The Scientific division has performed ahead of the previous period despite weak market conditions, due mainly to fixed cost savings. This division has been disclosed as discontinued due to the impending sales of Melles Griot and the laboratory business.

A significant downsizing of the corporate offices is underway. Redundancy costs amounting to R60 million have been provided against operating profit at the half year. Estimated annualised savings from these initiatives amount to approximately R80 million.

Headline earnings per share (HEPS) increased by 14% to 467 cents per share. This was negatively impacted by the R125 million secondary taxation on companies (STC) charge provided on the R5 per share special dividend paid on 2 April 2007. Adjusting for this STC charge, HEPS increased by 30%.

It is the intention of the board to declare an interim distribution of 175 cents per share (17% up on the prior period) on 8 June 2007. Details of the last day to trade and the payment date will be published on that date.

Directorate

Clive Thomson was appointed as Chief Executive Officer (CEO) of Barloworld Limited effective from 18 December 2006.

Dumisa Ntsebeza was appointed interim Chairman on 25 January 2007 following Warren Clewlow reaching the mandatory retirement age. The search committee that was tasked to appoint a permanent Chairman is making good progress, and an announcement in this regard will be made shortly.

Isaac Shongwe was appointed as an executive director and CEO of Barloworld Logistics Africa, while Hixonia Nyasulu, Gordon Hamilton, and Trevor Munday were appointed as non-executive directors effective 26 January 2007.

Warren Clewlow, Tony Phillips, Mike Coward and Lester Day retired from the board. We would like to thank them for their valuable contribution to the company over many years.

In other executive management moves, John Blackbeard will take over as CEO of the Industrial Distribution division on 1 October 2007 when Brandon Diamond returns to South Africa following the completion of his term.

Outlook

In southern Africa, growth in the construction and mining sectors is expected to result in a further increase in activity in the Equipment division. We have entered into a joint venture in the mineral-rich Katanga province of the Democratic Republic of Congo, which will provide us with further growth potential in the southern African region. In the Motor division, increased interest rates are impacting the sales of passenger vehicles, although sales of commercial vehicles are continuing strongly. We expect sustained growth in the car rental business. In the fleet services business, we are delivering vehicles into new fleet contracts and are in a good position to further grow our fleet under management. Growth in the Logistics division is expected to continue at a rapid pace.

In Iberia, we are seeing good demand for equipment in Spain and expect conditions to remain stable for the short to medium term. Conditions in Portugal, however, are expected to remain weak in the short term.

Our handling business in Europe is benefiting from the streamlining of its operating structure. In the US, the materials handling business is expected to continue performing well, although slowing economic conditions are evident through lower deliveries and a reduced customer order book.

In Australia, we expect further benefit from the investments in our motor retail facilities and the strategic repositioning of our represented brands.

In businesses that will be unbundled, cement sales continue to grow strongly while the coatings business in southern Africa is benefiting from strong demand and the contribution from recently acquired businesses. These companies will have a good future, independent of Barloworld.

As a result of the implementation of many of the strategic actions announced, including the PPC unbundling, business disposals and corporate restructuring, as well as some once-off favourable profit impacts in the second half of last year, the results for the full year will not be directly comparable with the prior year. However, we expect the underlying operating performance to show good progress on 2006.

DB Ntsebeza
Chairman

CB Thomson
Chief Executive Officer

Group Financial Review

Strong growth in all our major businesses resulted in revenue from continuing operations increasing by 30% to R24 324 million.

Operating profit rose by 25% to R2 157 million, driven by the strong revenue growth. Included in operating profit are redundancy and restructuring charges of R60 million associated with the re-organisation of the corporate offices. Operating profit margin fell slightly from 9.3% to 8.9%.

Headline earnings per share of 467 cents (1H'06: 408 cents) is 14% higher than last year but was adversely impacted by the additional secondary tax on companies (STC) of 62 cents per share relating to the special dividend of R5 per share paid on 2 April 2007.

The charge for fair value adjustments on financial instruments reduced to R12 million (1H'06: R69 million) mainly due to the decision in June 2006 to implement hedge accounting for Caterpillar machine purchases and in November 2006 for Caterpillar spare parts in the southern African equipment business. The effect of these decisions is that a net amount of R6 million before tax is now deferred in equity.

Net finance costs increased by R80 million to R241 million mainly due to higher borrowings resulting from the increased trading activity and higher interest rates. The increase in the second half of last year was R76 million.

The exceptional loss of R190 million includes the pre-tax impairments of the investment in Finaltair and goodwill relating to the Freightliner dealerships in the USA.

The taxation charge (before STC) of R521 million rose by 20%. The effective tax rate excluding STC, prior year taxation and taxation on exceptional items increased to 31.1% (1H'06: 29.0%).

The substantial increase in the STC charge to R276 million (1H'06: R116 million) is mainly due to STC of R125 million provided on the special dividend of R1 billion paid on 2 April 2007.

In terms of accounting standards the results of the Cement and Coatings divisions are included in continuing operations until the date of unbundling. Once the unbundlings have been implemented, the results will be reported as discontinued operations for the period up to the unbundling date and for the full comparative reporting period.

The profit from discontinued operations of R28 million (1H'06: R90 million loss) comprises the results of the Steel Tube division (two months up to date of disposal) and the Scientific division (six months).

The Steel Tube division was sold with effect from 30 November 2006. The Scientific division has been accounted for as a discontinued operation following the decision earlier this year to dispose of its businesses.

Cash generated from operations decreased by R85 million to R1 828 million mainly due to an increase of R1 441 million in net working capital due to higher levels of activity. This is, in part, a timing issue with strong deliveries anticipated in the second half of the financial year. Net cash generated from investing activities of R296 million includes additions to property, plant and equipment and intangibles of R772 million; a further net investment of R778 million in rental assets and hire vehicles; and proceeds of R1 973 million from the disposal of subsidiaries, investments, plant and equipment and the sale of the UK handling leasing assets.

The group's balance sheet remains strong with total assets employed in the business declining by 5% in the past six months to R33 711 million. The reduction is mainly due to the disposal of the UK leasing book and the Steel Tube division.

Assets classified as held for sale of R 3 336 million comprise mainly the Scientific division (R1 745 million) and Freightliner, DitchWitch and Vacuum Technologies within the Industrial Distribution division (R982 million).

Total interest-bearing borrowings of R9 728 million (September 2006: R9 884 million) represent a group debt to equity ratio of 76% (September 2006: 73%), while the debt to equity ratio for the Trading businesses is 42% (September 2006: 32%).

Capital commitments of R3 002 million include the approved expansion within our Cement division estimated at R1 656 million.

DG Wilson
Finance Director

Operational reviews

In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after taxation level.

Net operating assets comprise total assets less non-interest bearing liabilities. Cash is excluded as well as current and deferred taxation assets and liabilities. In the case of the leasing businesses, net assets are reduced by interest-bearing liabilities.

Comparative numbers have been restated as per note 19.

EQUIPMENT

	Revenue			Operating profit including fair value adjustments			Net operating assets	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
- Europe	**3 511**	2 509	5 415	**293**	218	474	**3 258**	3 368
- Southern Africa	**4 084**	2 815	6 212	**337**	189	645	**2 599**	2 304
	7 595	5 324	11 627	**630**	407	1 119	**5 857**	5 672
Share of associate income after taxation				**6**	10	27		

The business in this division arises mainly from our enduring partnership of 80 years with Caterpillar Inc. as their dealer in 16 countries.

Activity levels in Iberia were well up on the prior period, as construction demand in Spain remained at a high level and our public works machine sales were strong. We have not yet seen any impact from the reported cooling down in the Spanish residential market. Conditions in Portugal, however, continue to be weak. Overall operating margins fell slightly due to a higher mix of new equipment sales relative to product support revenues.

The southern African business continues to see accelerated demand for capital equipment. The construction industry is starting work on major public works and we have seen rising demand from this sector. The mining industry is investing in new capacity with significant new orders placed for Caterpillar equipment. During the period under review we have entered into a joint venture in the mineral-rich Katanga province of the Democratic Republic of Congo, which will provide us with further growth potential in the southern African region.

Associate income includes the results from the Siberian joint venture business as well as Energyst and Finaltair. Activity levels in Siberia in the mining and resource sectors remain high, and we are continuing to grow both our earthmoving and power systems businesses.

All territories recorded high levels of order intake which is a positive sign for equipment deliveries over the next 12 months. At March 2007 there are firm customer orders of R6.5 billion (September 2006: R4.8 billion). The order book placed on Caterpillar is US$978 million (September 2006: US$906 million).

Longer lead times and availability of certain product lines remains a challenge, but we are working closely with Caterpillar to meet our customers requirements.

INDUSTRIAL DISTRIBUTION

	Revenue			**Operating profit/ (loss) including fair value adjustments**			**Net operating assets/ (liabilities)**	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
- Europe	**1 307**	852	1 995	**31**	(2)	23	**845**	670
- North America	**2 627**	1 929	4 697	**49**	30	115	**1 317**	1 180
Trading	**3 934**	2 781	6 692	**80**	28	138	**2 162**	1 850
- Europe	**78**	145	257	**-**	12	33	**121**	309
- North America	**3**	49	96	**(5)**	(8)	(25)	**(27)**	(17)
Leasing*	**81**	194	353	**(5)**	4	8	**94**	292
	4 015	2 975	7 045	**75**	32	146	**2 256**	2 142

**Net operating assets after deducting interest-bearing borrowings*

In Europe, restructuring benefits have positively affected profitability and the business is well on its way to recovery. The order book has shown healthy growth in the UK.

While the US handling business continues to perform well, trading conditions in the US are slowing which is evident in a reduced order book. The Truck Center benefited from the pre-buying generated by the new emission regulations that came into force at the beginning of 2007 although, as expected, orders have now dropped off sharply. Lower overall freight activity in the US is evident as well.

The leasing business continues to be wound down after the sale of the US book last year and the majority of the UK lease book during the period under review. The UK Ministry of Defence (MOD) leasing and fleet management contract will continue.

The sale of the Freightliner and Vacuum Technology businesses are proceeding well and the DitchWitch business was sold at the end of April 2007. These businesses constitute R695 million of the trading businesses net operating assets.

MOTOR

	Revenue			Operating profit/ (loss) including fair value adjustments			Net operating assets	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
- Southern Africa	**664**	546	1 108	**197**	134	256	**2 715**	2 400
- Europe	**577**	322	805	**5**	(7)	69	**2 260**	2 536
Car rental	**1 241**	868	1 913	**202**	127	325	**4 975**	4 936
- Southern Africa	**4 916**	4 501	9 307	**91**	87	223	**1 185**	1 020
- Australia	**1 134**	759	1 719	**23**	4	23	**721**	666
Trading	**6 050**	5 260	11 026	**114**	91	246	**1 906**	1 686
Leasing Southern Africa*	**364**	320	631	**34**	33	65	**319**	276
	7 655	6 448	13 570	**350**	251	636	**7 200**	6 898
Share of associate income after taxation				**4**	12	27		

**Net operating assets after deducting interest-bearing borrowings*

Our integrated motor vehicle usage solutions strategy has driven our overall operating margin to 4.6% (1H'06: 3.9%). Avis Rent a Car Southern Africa delivered a good performance as a result of our focus on yield management and improving efficiencies, together with strong growth in car rental demand. The Scandinavian car rental business posted a small profit, in line with the seasonal earnings pattern where substantially all of the profits are earned during the European summer. This business is expected to benefit from our ongoing profitability initiatives and the increased business activity in the next six months.

The southern African motor retail operations performed well, despite higher interest rates impacting passenger vehicle sales. Commercial vehicle sales remain strong. The Subaru import and distribution business was negatively impacted by the weaker Rand compared to the prior period. The Australian result benefited from the investments in our dealer facilities and the strategic repositioning of our represented brands.

As a consequence of new contracts secured, our fleet services operation experienced strong growth in vehicles under management, which will positively benefit profitability into the future.

Associate income includes our DaimlerChrysler and Phavisworld BEE joint ventures but now excludes Auric Auto, which was disposed of during the period.

CEMENT

R million	Revenue			Operating profit including fair value adjustments			Net operating assets*	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
Southern Africa	**2 588**	2 183	4 863	**983**	855	1 905	**2 933**	2 565
Share of associate income after taxation				**4**				

Net operating assets include goodwill arising on PPC shares purchased by Barloworld

The South African domestic cement market grew by over 12% compared with the same period last year. Increased investment in public-sector infrastructure is materialising rapidly and is likely to offset any slowdown in the rate of growth in the residential building sector following the continued rise in interest rates.

Operating margins decreased slightly due to the importation and sale of almost 200 000 tons of bagged Surebuild cement at little or no margin, significant increases in diesel and coal energy costs, the higher cost of operating older less efficient plants and the inability to fully optimise distribution logistics and factory sourcing at periods of very high demand.

The 1,25 million ton Batsweledi (Dwaalboom new kiln) project is progressing according to plan and within budget. Orders for the Hercules Pretoria cement mill upgrade and expansion project have been placed, and the project is expected to be commissioned in the middle of calendar year 2009.

Lime volumes and margins improved following the recovery in the world steel markets leading to higher profitability compared to the prior period.

PPC will be unbundled from Barloworld on 16 July 2007.

COATINGS

R million	Revenue			Operating profit /(loss) including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
Southern Africa	**1 158**	959	2 019	**188**	152	338	**859**	742
Australia & Asia	**577**	466	952	**(10)**	(17)	(55)	**292**	296
	1 735	1 425	2 971	**178**	135	283	**1 151**	1 038
Share of associate income after taxation				**6**	9	18		

The coatings business in southern Africa experienced good growth. The integration of the recent acquisitions has been successful and these are contributing well to the result. In Australia, improved average selling prices and the reduced cost base resulted in an improved performance.

A 15% empowerment transaction with Izingwe in respect of Prostart Investments, part of the automotive refinish business, was concluded at the end of the period.

The division will be unbundled from Barloworld with the targeted completion before the end of the calendar year 2007.

SCIENTIFIC

	Revenue			Operating profit including fair value adjustments			Net operating assets	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
Scientific Group	**934**	748	1 602	**74**	37	80	**1 185**	1 259

Continued benefits from the cost reduction initiatives resulted in further improvement in profitability in this division.

The sale of Melles Griot has been concluded for a consideration above tangible net asset value. The process to dispose of the laboratory business is progressing well. Numerous initial bids have been received and completion of the sale is expected before the end of the calendar year.

LOGISTICS

	Revenue			Operating profit including fair value adjustments			Net operating assets	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
Southern Africa	**520**	149	683	**24**	7	20	**525**	433
Europe	**181**	124	280	**12**	11	27	**47**	48
	701	273	963	**36**	18	47	**572**	481

The logistics businesses in South Africa and Spain have been consolidated under a single executive management team and growth prospects remain good.

The logistics business in Africa has shown strong organic growth during the period under review. A significant entry was made into the FMCG logistics

market with the conclusion of a long term contract with a large FMCG distributor/manufacturer. The results further reflect the benefit of the BEE transaction concluded eighteen months ago with significant contributions to revenue and operating profit from South African parastatals.

In Europe, the Iberian logistics business continues to perform well. We have been investing in expanding the logistics offering in the region.

CORPORATE AND OTHER

	Revenue			Operating (loss) / profit including fair value adjustments			Net operating assets/ (liabilities)	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
Southern Africa	**35**	35	52	**(71)**	(28)	21	**(580)**	491
Europe	**-**	-	-	**(36)**	(10)	131	**(624)**	(667)
	35	35	52	**(107)**	(38)	152	**(1 204)**	(176)

The operating loss for the period includes costs of R60 million relating to the downsizing of the corporate offices. The expected annualised saving resulting from these initiatives amounts to approximately R80 million.

The full year result for 2006 includes once-off favourable benefits of R149 million relating to the pension fund curtailment in the UK and a net gain of R36 million in SA on the Wattyl hedge net of transaction costs.

Net operating liabilities at 31 March 2007 include the provision of R1 015 million for the special dividend paid on 2 April 2007 and the UK pension fund deficit amounting to R710 million.

Distribution declaration for the six months ended 31 March 2007: Dividend Number 157

It is the intention of the board to declare an interim distribution of 175 cents per share in respect of the six months ended 31 March 2007 on 8 June 2007. Details of the last day to trade and the payment date will be published on that date.

On behalf of the Board, **S Mngomezulu,** Secretary

Directors

Independent: DB Ntsebeza (Chairman), SAM Baqwa, AGK Hamilton*, MJ Levett, S Mkhabela, TS Munday, TH Nyasulu, G Rodriguez de Castro de los Rios***, EP Theron, RC Tomkinson*, SB Pfeiffer**
Executive: CB Thomson (Chief Executive), PJ Blackbeard, BP Diamond, JE Gomersall*, AJ Lamprecht, M Laubscher, OI Shongwe, PM Surgey, DG Wilson

*British **American ***Spanish

CONDENSED CONSOLIDATED INCOME STATEMENT

R million	Notes	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	% Change	Year ended 30 September 2006** Audited
Continuing operations					
Revenue		**24 324**	18 663	30	41 091
Operating profit	3	**2 157**	1 729	25	4 053
Fair value adjustments on financial instruments	4	**(12)**	(69)		235
Finance costs	5	**(401)**	(242)		(596)
Income from investments		**160**	81		270
Profit before exceptional items		**1 904**	1 499	27	3 962
Exceptional items	6	**(190)**	16		116
Profit before taxation		**1 714**	1 515		4 078
Taxation	7	**(521)**	(435)		(1 186)
Secondary taxation on companies	7	**(276)**	(116)		(159)
Profit after taxation		**917**	964		2 733
Income from associates and joint ventures		**20**	31		72
Net profit from continuing operations		**937**	995		2 805
Discontinued operations					
Profit/ (loss) from discontinued operations	11	**28**	(90)		(59)
Net profit for the period		**965**	905		2 746
Attributable to:					
Minority shareholders		**179**	160		389
Barloworld Limited shareholders		**786**	745		2 357
		965	905		2 746
Earnings per share* (cents)					
- basic		**389.7**	355.8		1138.9
- diluted		**384.4**	348.6		1117.1
Earnings per share from continuing operations* (cents)					
- basic		**375.8**	398.8		1167.4
- diluted		**370.7**	390.7		1145.1
Earnings per share from discontinued operations* (cents)					
- basic		**13.9**	(43.0)		(28.5)
- diluted		**13.7**	(42.1)		(28.0)

** Refer note 2 for details of headline earnings per share calculation*

*** Reclassified for the treatment of the Scientific segment as a discontinued operation - refer note 19*

CONDENSED CONSOLIDATED BALANCE SHEET

R million	Notes	31 March 2007 Reviewed	31 March 2006 Reviewed Restated	30 September 2006 Audited
ASSETS				
Non-current assets		**13 755**	14 076	14 289
Property, plant and equipment		**8 242**	7 969	8 299
Goodwill		**2 522**	2 573	3 005
Intangible assets		**305**	252	323
Investment in associates and joint ventures	9	**875**	552	749
Finance lease receivables		**623**	1 349	566
Long-term financial assets	10	**615**	613	597
Deferred taxation assets		**573**	768	750
Current assets		**19 956**	15 700	21 365
Vehicle rental fleet		**3 504**	2 764	3 441
Inventories		**5 368**	4 658	5 907
Trade and other receivables		**6 661**	6 000	7 026
Taxation		**31**	37	17
Cash and cash equivalents		**1 056**	1 386	2 134
Assets classified as held for sale	11	**3 336**	855	2 840
Total assets		**33 711**	29 776	35 654
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium		**441**	1 461	327
Other reserves		**3 117**	1 178	3 461
Retained income		**8 711**	8 657	9 881
Interest of shareholders of Barloworld Limited		**12 269**	11 296	13 669
Minority interest		**581**	567	691
Interest of all shareholders	8	**12 850**	11 863	14 360
Non-current liabilities		**7 410**	7 689	7 920
Interest-bearing		**4 989**	5 453	5 475
Deferred taxation liabilities		**746**	937	870
Provisions		**472**	400	468
Other non-interest bearing		**1 203**	899	1 107
Current liabilities		**13 451**	10 224	13 374
Trade and other payables		**5 965**	4 855	6 663
Provisions		**655**	531	536
Taxation		**512**	311	705
Amounts due to bankers and short-term loans		**4 739**	4 309	4 409
Shareholders for dividend		**1 015**	-	-
Liabilities directly associated with assets classified as held for sale	11	**565**	218	1 061
Total equity and liabilities		**33 711**	29 776	35 654

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

R million	Notes	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
Cash flow from operating activities				
Operating cash flows before movements in working capital		**3 269**	2 739	6 077
Increase in working capital		**(1 441)**	(826)	(10)
Cash generated from operations		**1 828**	1 913	6 067
Realised fair value adjustments on financial instruments		**(22)**	(27)	136
Finance costs and investment income		**(234)**	(141)	(265)
Taxation paid		**(1 006)**	(651)	(1 007)
Cash flow from operations		**566**	1 094	4 931
Dividends paid (including minority shareholders)		**(1 197)**	(933)	(1 295)
Net cash from operating activities		**(631)**	161	3 636
Net cash generated from/ (applied to) investing activities		**296**	(1 654)	(2 938)
Acquisition of subsidiaries and investments	12	**(113)**	(262)	(814)
Acquisition of property, plant and equipment and intangibles		**(772)**	(824)	(1 217)
Net investment in rental assets	13	**(511)**	(459)	(832)
Net investment in car hire vehicles	13	**(267)**	(340)	(1 260)
Reduction in instalment sale and leasing receivables		**(14)**	168	(16)
Proceeds on disposal of subsidiaries, investments and property, plant and equipment and sale of leasing assets		**1 973**	63	1 201
Net cash (outflow)/ inflow before financing activities		**(335)**	(1 493)	698
Net cash available from financing activities		**(654)**	1 530	(224)
Ordinary shares issued		**114**	64	90
Buy-back of shares in company		**-**	-	(1 160)
(Decrease)/ increase in interest-bearing liabilities		**(768)**	1 466	846
Net (decrease)/ increase in cash and cash equivalents		**(989)**	37	474
Cash and cash equivalents at beginning of period		**2 134**	1 399	1 399
Effect of foreign exchange rate movements		**(11)**	(45)	242
Effect of cash included in assets classified as held for sale		**(78)**	(5)	19
Cash and cash equivalents at end of period		**1 056**	1 386	2 134

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

R million	Notes	31 March 2007 Reviewed	31 March 2006 Reviewed Restated	30 September 2006 Audited
Exchange (losses)/ gains on translation of foreign operations		**(228)**	(326)	1 832
(Loss)/ gain on cash flow hedges		**(160)**	-	139
Taxation on cash flow hedges		**45**	-	(18)
Gain on revaluation of available for sale investments		**-**	-	18
Deferred taxation on revaluation of available for sale investments		**-**	-	(8)
Other reserve movements		**1**	(1)	(71)
Net actuarial losses on post-retirement benefit obligations		**(3)**	-	(55)
Net (loss)/ income recognised directly in equity		**(345)**	(327)	1 837
Profit for the period		**965**	905	2 746
Total recognised income and expense for the year		**620**	578	4 583
Attributable to:				
Minority shareholders		**176**	160	381
Barloworld Limited shareholders		**444**	418	4 202
		620	578	4 583

GROUP SALIENT FEATURES

	Six months ended		Year ended
	31 March 2007 Reviewed	31 March 2006 Reviewed Restated	30 September 2006 Audited
Number of ordinary shares in issue, net of buyback (000)	**203 345**	210 206	200 716
Net asset value per share including investments at market value (cents)	**6 194**	5 520	6 973
Total liabilities to total shareholders' funds (%)	**156.5**	143.1	142.2
Total borrowings to total shareholders' funds (%)			
- Trading segment*	**42.4**	36.6	31.7
- Total group	**75.9**	82.3	73.3
Interest cover (times)			
- Trading segment*	**7.6**	10.6	10.2
- Total group	**5.3**	5.5	5.7

** Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	% Change	Year ended 30 September 2006 Audited

1. BASIS OF PREPARATION

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The accounting policies and methods of computation used are consistent with those used for the group's 2006 annual financial statements (which were prepared in accordance with International Financial Reporting Standards) except for the adoption of IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease, the impact of which was not significant.

Comparative numbers have been restated as per note 19.

R million	31 March 2007 Reviewed	31 March 2006 Reviewed Restated	% Change	30 September 2006 Audited
2. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS				
Net profit attributable to Barloworld shareholders	**786**	745		2 357
Profit on disposal of properties, investments and subsidiaries	**(3)**	(20)		(140)
Impairment of assets	**125**	5		4
Impairment of goodwill	**106**	-		23
(Profit)/ loss on sale of plant and equipment excluding rental assets	**(4)**	1		4
Taxation on exceptional items	**(70)**	-		19
Interest of outside shareholders in exceptional items	**1**	-		-
Impairment loss on disposal of Steel tube after taxation	**-**	123		156
Headline earnings	**941**	854		2 423
Headline earnings from continuing operations	**874**	821		2 326
Headline earnings from discontinued operations	**67**	33		97
Weighted average number of ordinary shares in issue during the period (000)				
- basic	**201 686**	209 371		206 959
- diluted	**204 490**	213 732		210 998
Headline earnings per share (cents)				
- basic	**466.5**	407.9	14	1170.8
- diluted	**460.2**	399.5	15	1148.4
Headline earnings per share from continuing operations (cents)				
- basic	**433.3**	392.1		1123.9
- diluted	**427.4**	384.1		1102.4
Headline earnings per share from discontinued operations (cents)				
- basic	**33.2**	15.8		46.9
- diluted	**32.8**	15.4		46.0
3. OPERATING PROFIT				
Included in operating profit are:				
Cost of sales (including allocation of depreciation)	**17 630**	13 826		30 226
Depreciation	**1 015**	982		1 930
Profit on sale of rental assets	**32**	26		110
Profit /(loss) on sale of other plant and equipment	**4**	(1)		(2)
4. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS				
(Losses) / gains arising from:				
Forward exchange contracts and other financial instruments	**(11)**	(72)		238
Translation of foreign currency monetary items	**(1)**	3		(3)
	(12)	(69)		235
5. FINANCE COSTS				
Total finance cost	**(454)**	(334)		(835)
Leasing interest classified as cost of sales	**53**	92		239
	(401)	(242)		(596)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
6. EXCEPTIONAL ITEMS			
Profit on disposal of properties, investments and subsidiaries	**5**	16	139
Impairment of assets including share of associates' impairment losses	**(195)**	-	(23)
Gross exceptional (losses)/ profits	**(190)**	16	116
Taxation on exceptional items	**70**	-	(20)
Interest of minority shareholders	**(1)**	-	-
Net exceptional (losses)/ profits - continuing operations	**(121)**	16	96
- discontinued operations (net of taxation)	**(38)**	-	(2)
Net exceptional (losses) / profits	**(159)**	16	94
7. TAXATION			
Taxation per income statement	**521**	435	1 186
Prior year taxation	**(2)**	(2)	20
Taxation on exceptional items	**70**	-	(20)
Taxation on profit before STC, prior year taxation and exceptional items	**589**	433	1 186
STC on normal dividends paid	**(151)**	(116)	(159)
STC on special dividend	**(125)**	-	-
Secondary taxation on companies	**(276)**	(116)	(159)
Profit before exceptional items	**1 904**	1 499	3 962
Dividends received	**(3)**	(5)	(16)
Profit before exceptional items and dividends received	**1 901**	1 494	3 946
Effective taxation rate excluding exceptional items, prior year taxation and dividends received (%)			
- excluding STC	**31.0%**	29.0%	30.1%
- including STC	**45.5%**	36.7%	34.1%
8. INTEREST OF ALL SHAREHOLDERS			
Balance at the beginning of the year	**14 360**	12 130	12 130
Net (loss)/ income recognised directly in equity	**(345)**	(327)	1 837
Net profit for the period	**965**	905	2 746
Reclassifications and other reserve movements	**(31)**	24	46
Purchase of minority shareholding in subsidiary	**-**	-	(34)
Buy-back of shares	**-**	-	(1 160)
Dividends on ordinary shares	**(2 213)**	(933)	(1 295)
Shares issued in current year	**114**	64	90
Interest of shareholders at the end of the year	**12 850**	11 863	14 360

R million	Six months ended 31 March 2007 Market value/ Directors' valuation Reviewed	Book value	Six months ended 31 March 2006 Market value/ Directors' valuation Reviewed Restated	Book value	Year ended 30 September 2006 Market value/ Directors' valuation Audited	Book value
9. INVESTMENT IN ASSOCIATES AND JOINT VENTURES						
Joint ventures	**497**	**252**	351	172	440	198
Unlisted associates	**294**	**214**	298	169	306	217
	791	**466**	649	341	746	415
Loans and advances		**409**		211		334
		875		552		749
10. LONG-TERM FINANCIAL ASSETS						
Listed investments	**10**	**10**	8	8	10	10
Unlisted investments	**35**	**35**	36	36	37	37
Investment in Portland Holdings Limited	**260**	**260**	295	295	291	291
	305	**305**	339	339	338	338
Other long-term financial assets		**310**		274		259
		615		613		597

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited

11. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE

The Scientific segment has been classified as a disposal group held for sale. The disposal of Steel Tube was concluded on 1 December 2006.

Results from discontinued operations are as follows:

	31 March 2007	31 March 2006	30 September 2006
Revenue	**1 282**	1 544	3 377
Operating profit	**112**	49	175
Fair value adjustments on financial instruments	**-**	3	(6)
Finance costs	**(12)**	(7)	(34)
Income from investments	**1**	0	6
Profit before exceptional items	**101**	45	141
Exceptional items	**(2)**	(1)	(3)
Profit before taxation	**99**	44	138
Taxation	**(32)**	(13)	(45)
Profit after taxation	**67**	31	93
Income from associates and joint ventures	**-**	2	4
Net profit of discontinued operation before impairment loss	**67**	33	97
Impairment loss on write-down to fair value less costs to sell	**(39)**	(163)	(185)
Taxation on impairment loss	**-**	40	29
Impairment loss after taxation	**(39)**	(123)	(156)
Profit/ (loss) from discontinued operations per income statement	**28**	(90)	(59)

The cash flows from the discontinued operations are as follows:

	31 March 2007	31 March 2006	30 September 2006
Cash flows from operating activities	**51**	51	255
Cash flows from investing activities	**(28)**	(18)	(153)
Cash flows from financing activities	**20**	(49)	(113)

The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

	31 March 2007	31 March 2006	30 September 2006
Property, plant and equipment and intangibles	**1 110**	229	567
Investment in associates	**-**	9	5
Inventories	**1 122**	273	353
Trade and other current receivables	**842**	293	328
Deferred tax assets	**66**	-	-
Cash and cash equivalents	**4**	5	27
Finance lease receivables	**-**	-	1 467
Assets of disposal group held for sale before impairment loss	**3 144**	809	2 747
Impairment loss on write-down to fair value less costs to sell	**(36)**	(123)	(156)
Assets of disposal group held for sale after impairment loss	**3 108**	686	2 591
Vehicles and equipment removed from rental fleets to be sold	**228**	169	249
Assets classified as held for sale	**3 336**	855	2 840
Interest-bearing liabilities	**(31)**	-	(642)
Trade and other payables	**(534)**	(218)	(419)
Total liabilities associated with assets classified as held for sale	**(565)**	(218)	(1 061)
Net assets classified as held for sale	**2 771**	637	1 779
Per business segment:			
Continuing operations			
Equipment	**28**	20	23
Industrial distribution	**982**	18	1 159
Motor	**172**	131	187
Cement	**-**	-	20
Corporate and other	**279**	-	22
Total continuing operations	**1 461**	169	1 411
Discontinued operations			
Scientific	**1 180**	-	-
Steel Tube*	**130**	468	368
Total group	**2 771**	637	1 779

* The current balance represents property not yet transferred at balance sheet date.

R million	Six months ended 31 March 2007 Reviewed	Six months ended 31 March 2006 Reviewed Restated	Year ended 30 September 2006 Audited
12. ACQUISITION OF SUBSIDIARIES, INVESTMENTS AND INTANGIBLES			
Inventories acquired	-	52	57
Receivables acquired	-	164	226
Payables, taxation and deferred taxation acquired	-	(184)	(230)
Borrowings net of cash	-	(379)	(512)
Property, plant and equipment, non-current assets, goodwill and minority shareholders	-	490	744
Net assets acquired	-	143	285
Goodwill arising on acquisitions	-	119	238
Net cash cost of subsidiaries acquired	-	262	523
Investments and intangibles acquired	113	-	291
Cash amounts paid to acquire subsidiaries and investments	113	262	814
13. NET INVESTMENT IN RENTAL ASSETS AND CAR HIRE VEHICLES			
Rental assets	511	459	832
Additions	994	719	1 821
Proceeds on disposals	(483)	(260)	(989)
Car hire vehicles	267	340	1 260
Additions	1 720	1 174	3 663
Proceeds on disposals	(1 453)	(834)	(2 403)
14. COMMITMENTS			
Capital commitments to be incurred	3 002	2 364	3 105
Contracted	1 404	1 521	2 106
Approved but not yet contracted	1 598	843	999
Operating lease commitments	1 868	1 579	2 509
15. CONTINGENT LIABILITIES			
Guarantees, claims and other contingent liabilities	671	503	622
Buy-back and repurchase commitments*	1 158	958	1 250
Share of buy-back and repurchase commitments of joint ventures	-	16	-

*The related assets are estimated to have a value at least equal to the repurchase commitments.

16. PORTLAND HOLDINGS LIMITED (PORTHOLD)

The results of Porthold, a wholly owned Zimbabwean subsidiary have in terms of the exclusions contained in the revised IAS 27 Consolidated and Separate Financial Statements, not been consolidated into the group results as at 31 March 2007.

Significant constraints impacting on the normal operation of Porthold, has resulted in the board concluding that management does not have the ability to exercise effective control over the business and as a result, the results of Porthold have continued to be excluded from the group results in the current period. Severe restrictions are placed on our ability to access foreign currency and remit funds and as a result the investment continues to be accounted for on a fair value investment basis with dividends only being recognised to the extent they are received.

17. RELATED PARTY TRANSACTIONS

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there has been no significant transactions during the six months with associate companies, joint ventures and other related parties.

18. SUBSEQUENT EVENTS

A sale agreement for the disposal of the Melles Griot business has been concluded subsequent to 31 March 2007. The business will be sold for a premium over tangible net asset value. Completion of the deal is subject to certain suspensive conditions.

The sale of the DitchWitch of Georgia business has been concluded and paid for subsequent to 31 March 2007. The sale price includes a premium over tangible net asset value.

These transactions are not expected to have a significant impact on current year earnings or net asset value.

19. COMPARATIVE INFORMATION

Comparative information has been restated for the treatment of the Scientific segment as a discontinued operation, for the effects of the change in accounting policy in terms of IAS 19 Employee Benefits and the requirements of the South African Institute of Chartered Accountants Circular 9/2006 Transactions giving rise to adjustment to Revenue/Purchases.

The aggregate effect of the above changes on the annual financial statements for the period ended 31 March 2006:

R million	Previously stated	Reclassification of discontinued operation	Other restatements	Restated
Income statement				
Revenue	19 462	(748)	(51)	18 663
Operating profit	1 748	(37)	18	1 729
Fair value adjustments on financial instruments	(69)	-	-	(69)
Finance costs	(245)	3	-	(242)
Income from investments	81	-	-	81
Profit before exceptional items	1 515	(34)	18	1 499
Exceptional items	20	(4)	-	16
Profit before taxation	1 535	(38)	18	1 515
Taxation	(558)	12	(5)	(551)
Profit after taxation	977	(26)	13	964
Income from associates and joint ventures	31	-	-	31
Net profit from continuing operations	1 008	(26)	13	995
Loss from discontinued operations	(116)	26	-	(90)
Net profit for the period	892	-	13	905
Attributable to:				
Minority shareholders	160	-	-	160
Barloworld Limited shareholders	732	-	13	745
	892	-	13	905
Earnings per share (cents) - basic	349.6	-	6.2	355.8
Earnings per share (cents) - diluted	342.5	-	6.1	348.6
Balance Sheet				
Long-term financial assets	781	-	(168)	613
Deferred taxation assets	527	-	241	768
Inventories	4 686	-	(28)	4 658
Trade and other receivables	6 045	-	(45)	6 000
Assets classified as held for sale	857	-	(2)	855
Other reserves	1 239	-	(61)	1 178
Retained income	9 182	-	(525)	8 657
Interest of all shareholders	12 449	-	(586)	11 863
Other non-interest-bearing liabilities	268	-	631	899
Trade and other payables	4 900	-	(45)	4 855
Liabilities directly associated with assets classified as held for sale	220	-	(2)	218

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2006:

R million	Previously stated	Reclassification of discontinued operation	Other restatements	Reclassified
Income statement				
Revenue	42 693	(1 602)	-	41 091
Operating profit	4 133	(80)	-	4 053
Fair value adjustments on financial instruments	235	-	-	235
Finance costs	(605)	9	-	(596)
Income from investments	273	(3)	-	270
Profit before exceptional items	4 036	(74)	-	3 962
Exceptional items	120	(4)	-	116
Profit before taxation	4 156	(78)	-	4 078
Taxation	(1 370)	25	-	(1 345)
Profit after taxation	2 786	(53)	-	2 733
Income from associates and joint ventures	72	-	-	72
Net profit from continuing operations	2 858	(53)	-	2 805
Loss from discontinued operations	(112)	53	-	(59)
Net profit for the period	2 746	-	-	2 746
Attributable to:				
Minority shareholders	389	-	-	389
Barloworld Limited shareholders	2 357	-	-	2 357
	2 746	-	-	2 746
Earnings per share (cents) - basic	1138.9	-	-	1138.9
Earnings per share (cents) - diluted	1117.1	-	-	1117.1

The restatement has not affected the balance sheet as at 30 September 2006.
The restatements have not impacted on cash flows.

20. AUDITOR'S REVIEW

Deloitte & Touche has reviewed these interim results. The unmodified review opinion is available for inspection at the company's registered office.

SEGMENTAL SUMMARY

R million	Revenue			Operating profit/ (loss)			Fair value adjustments on financial instruments			Operating profit/ (loss) including fair value adjustments			Net operating assets/ (liabilities)	
	6 months ended		Year ended	6 months ended		Year ended	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 07	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	31 Mar 06	30 Sep 06	**31 Mar 07**	30 Sep 06
	Reviewed	Reviewed Restated	Audited	**Reviewed**	Reviewed Restated	Audited	**Reviewed**	Reviewed Restated	Audited	**Reviewed**	Reviewed Restated	Audited	**Reviewed**	Audited
Equipment	**7 595**	5 324	11 627	**628**	445	978	**2**	(38)	141	**630**	407	1 119	**5 857**	5 672
Industrial distribution	**4 015**	2 975	7 045	**75**	32	146	**-**	-	-	**75**	32	146	**2 256**	2 142
Motor	**7 655**	6 448	13 570	**352**	261	615	**(2)**	(10)	21	**350**	251	636	**7 200**	6 898
Cement	**2 588**	2 183	4 863	**987**	856	1 903	**(4)**	(1)	2	**983**	855	1 905	**2 933**	2 565
Coatings	**1 735**	1 425	2 971	**183**	139	274	**(5)**	(4)	9	**178**	135	283	**1 151**	1 038
Logistics	**701**	273	963	**36**	18	47	**0**	0	0	**36**	18	47	**572**	481
Corporate and other	**35**	35	52	**(104)**	(22)	90	**(3)**	(16)	62	**(107)**	(38)	152	**(1 204)**	(176)
Total continuing operations	**24 324**	18 663	41 091	**2 157**	1 729	4 053	**(12)**	(69)	235	**2 145**	1 660	4 288	**18 765**	18 620
Discontinued operations - Scientific	**934**	748	1 602	**74**	37	80	**-**	-	-	**74**	37	80	**1 185**	1 259
-Steel tube	**348**	796	1 775	**38**	12	95	**-**	3	(6)	**38**	15	89	**130**	368
	25 606	20 207	44 468	**2 269**	1 778	4 228	**(12)**	(66)	229	**2 257**	1 712	4 457	**20 080**	20 247

Addresses

Registered office and business address
Barloworld Limited
180 Katherine Street

PO Box 782248
Sandton
2146, South Africa
Ph: +27 11 445 1000
E mail: invest@barloworld.com

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, England
Ph: +44 190 350 2541

Transfer secretaries
Ultra Registrars (Pty) Limited
Physical address:
5th Floor,
11 Diagonal Street
Johannesburg
2000, South Africa

Postal address:
P O Box 4844
Johannesburg
2000, South Africa

Ph: +27 11 834 2266
E mail: info@ultrareg.co.za

About Barloworld

Barloworld is repositioning itself as a focused distribution company with an offering that includes integrated product support as well as rental and logistics solutions. The core divisions of the group comprise Equipment (earthmoving and power systems), Motor (car rental, fleet services and motor retail), Materials Handling (forklift truck distribution and fleet management) and Logistics (logistics management and supply chain optimisation).

We offer flexible, value adding, integrated business solutions to our customers backed by leading global brands. The brands we represent on behalf of our principals include Caterpillar, Hyster, Avis, Mercedes, Chrysler, BMW, General Motors, Ford, Toyota, Volkswagen, Audi, Nissan, Renault, Volvo and others.

Barloworld has a proven track record of effectively managing long term relationships with global principals and customers. We have an ability to develop and grow businesses in multiple geographies including challenging territories with high growth prospects. One of our core competencies is an ability to leverage systems and best practices across our chosen business segments. As an organisation we are committed to play a leading role in empowerment and transformation.

The company was founded in 1902 and currently has operations in thirty-one countries around the world with approximately half of our twenty five thousand people in South Africa.

File no: 82-35039

Form CM 15

COPY

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION
2007 -04- 19
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Registration No. of company 1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 17 APRIL 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value			
Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value			
Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 348 466	ORDINARY	R0 05	R10 167 423.30
375 000	6% CUM PREFS	R2.00	R750 000.00
Total		Total	R10 917 423.30

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 917 423.30

Stated capital R

Premium account R 218 461 286 55

Total issued capital R 229 378 709.85

5. Shares comprising this allotment:

No par value			
Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value				
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
4 916	ORDINARY	R0.05	R47.45	R233 510.00
	Total(s)		Total(s)	

6. (a) Shares allotted otherwise than for cash:

No par value			
Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value				
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
203 353 382	ORDINARY	R0.05	R1.0754409324257	R218 694 550.75	R10 167 669.10
375 000	6% CUM PREFS	R2.00			R750 000 00
	Total		Total		R10 917 669 10

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 917 669.10

Stated capital R

Premium account R 218 694 550.75

Total issued capital R 229 612 219.85

Certified correct.

Date 19 APR 2007

Signature [signature]

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated 17 APRIL 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2007 -04- 19

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAPITAL & PREMIUM
03-Apr-07	Maharaj	R	47.50	1,000	50.00		50.00	47,450.00	47,500.00
03-Apr-07	Van Zijl	JW	47.50	583	29.15		29.15	27,663.35	27,692.50
04-Apr-07	Watson	DM	47.50	1,333	66.65		66.65	63,250.85	63,317.50
10-Apr-07	Haasbroek	PJ	47.50	1,000	50.00		50.00	47,450.00	47,500.00
17-Apr-07	Sher	BH	47.50	1,000	50.00		50.00	47,450.00	47,500.00
Sub Total				4,916	245.80		245.80	233,264.20	233,510.00
Adj to share premium									-
Balance B/Fwd				203,348,466	10,167,423.30	750,000.00	10,917,423.30	218,461,286.55	229,378,709.85
TOTAL				203,353,382	10,167,669.10	750,000.00	10,917,669.10	218,694,550.75	229,612,219.85

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -04- 19
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

File no: 82-35039

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BAW - Barloworld Limited - Sale of Ditch Witch of

25 Apr 2007

BAW
BAW
BAW - Barloworld Limited - Sale of Ditch Witch of Georgia
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
Sale of Ditch Witch of Georgia
Barloworld Limited`s Industrial Distribution division has reached agreement to sell its USA based Ditch Witch of Georgia business to Charles Machine Works, Inc., the Ditch Witch principal and manufacturer. The sale price includes a small premium over tangible net asset value and is effective April 27th 2007.
Clive Thomson, CEO of Barloworld said "The sale forms part of the recently announced strategic actions which are proceeding according to schedule and we hope to report further progress to shareholders shortly."
25 April 2007
Sandton
Sponsor: JPMorgan
Date: 25/04/2007 15:45:01 Produced by the JSE SENS Department.

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File no: 82-35039

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BAWP - Barloworld Limited - Preference Dividend Nu

26 Apr 2007

BAW BAWP
BAW
BAWP - Barloworld Limited - Preference Dividend Number 142
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAWP
ISIN codes: ZAE000026647
("Barloworld" or "the company")
PREFERENCE DIVIDEND NUMBER 142
The salient dates for the preference dividend are as follows:

Date of declaration	Thursday, 26 April 2007
Last day to trade preference shares cum dividend	Friday, 18 May 2007
Preference shares trade ex dividend	Monday, 21 May 2007
Record date	Friday, 25 May 2007
Payment date	Monday, 28 May 2007

Share certificates may not be dematerialised or rematerialised between Monday, 21 May 2007 and Friday, 25 May 2007, both days inclusive.
26 April 2007
Sandton
Sponsor: JPMorgan
Date: 26/04/2007 14:55:01 Produced by the JSE SENS Department.

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File no: 82-35039

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BAW - Barloworld Limited - Sale of Melles Griot 2 May 2007

BAW
BAW
BAW - Barloworld Limited - Sale of Melles Griot

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")

Sale of Melles Griot

Barloworld is pleased to announce signature of the sale agreement for the disposal of its Melles Griot business to CVI Laser, a portfolio company of Norwest Equity Partners. The business will be sold for a small premium over tangible net asset value. Completion of the deal is subject to certain suspensive conditions.

Clive Thomson, CEO of Barloworld, said "The sale of Melles Griot is another step towards our goal of transforming Barloworld into a focussed distribution business. We continue to make good progress on our announced strategic actions and steps to enhance shareholder returns."

For more information contact:
Barloworld Head of Investor Relations, Rowan Goeller:
Ph +27 11 445 1300
email rowang@barloworld.com

2 May 2007

Sandton

Sponsor: JPMorgan Equities Limited
Date: 02/05/2007 11:01:38 Produced by the JSE SENS Department.

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File no: 82-35039

BAW - Barloworld - Enters into joint venture in Ka

3 May 2007

BAW
BAW
BAW - Barloworld - Enters into joint venture in Katanga Province, Democratic Republic Of Congo

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")

BARLOWORLD ENTERS INTO JOINT VENTURE IN KATANGA PROVINCE, DEMOCRATIC REPUBLIC OF CONGO

Barloworld Limited has entered into, through its Barloworld Equipment division, a 50:50 joint venture transaction with its Caterpillar dealer counterpart in the Democratic Republic of Congo (DRC), Tractafric Equipment. The joint venture, known as Congo Equipment, will service the earthmoving equipment needs of DRC`s copper and cobalt rich Katanga Province.

Congo Equipment has been formed on the basis of an agreement between Caterpillar and the two dealers to provide equipment solutions to customers in the Katanga Province. It relies on Barloworld Equipment`s expertise in the southern African mining industry and its strong presence in the adjacent Zambian Copperbelt, from which access to Katanga`s mining territories is relatively easy.

Barloworld Equipment is the Caterpillar dealer for South Africa and neighbouring countries, Namibia, Botswana, Angola, Zambia, Zimbabwe, Malawi and Mozambique. Tractafric Equipment holds the Caterpillar dealership for the DRC and several other French speaking countries in Africa, namely Gabon, Morocco, Chad, Cameroon, Congo (Brazzaville), Central African Republic, Equatorial Guinea, Rwanda and Burundi.

.

Congo Equipment combines Tractafric`s presence in and knowledge of the DRC with Barloworld Equipment`s experience and expertise in partnering with customers across the sub-continent to provide Katanga`s mining, construction and allied industries with the equipment and support necessary.

Barloworld Equipment and Tractafric Equipment are currently setting up an administrative centre for the joint venture in Lubumbashi, with a full facility including parts store and workshops to be located in the main copper mining area of Kolwezi.

Clive Thomson, CEO of Barloworld Ltd, said "This partnership provides us with further growth potential in the southern African region. Both partners have excellent experience in tackling tough African conditions, and together we will provide a superior service and product to the growing mining and allied services industry in Katanga as activity picks up in the province."

Sandton
3 May 2007
Sponsor: JPMorgan
Date: 03/05/2007 08:44:02 Produced by the JSE SENS Department.

File no: 82-35089

Lodged again to rectify page 2.

TO BE COLLECTED

Agent Code: BAW

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2007 -05- 08 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 03 MAY 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 14 MAY 2007 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

"COPY"

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 353 382	ORDINARY	R0.05	R10 167 669.10
375 000	6% CUM PREFS	R2.00	R750 000.00
Total		Total	R10 917 669.10

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 917 669.10
Stated capital R
Premium account R 218 694 550.75
Total issued capital R 229 612 219.85

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
15 500	ORDINARY	R0.05	R39 34516129	R610 625.00
	Total(s)	R0.05	Total(s)	R610 625.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for services or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 353 382	ORDINARY	R0.05	R10 167 669.10
375 000	6% CUM PREFS	R2.00	R750 000.00
Total		Total	R10 917 669.10

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 917 669.10
Stated capital R
Premium account R 218 694 550 75
Total issued capital R 229 612 219.85

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
15 500	ORDINARY	R0.05	R39 34518129	R609 850.00
	Total(s)	R0.05	Total(s)	R609 850.00

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS 2007 -05- 08

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
203 368 882	ORDINARY	R0.05	R1.0783577044496	R219 304 400.75	R10 168 444.10
375 000	6% CUM PREFS	R2.00			R750 000.00
	Total		Total		R10 918 444.10

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 918 444.10

Stated capital R

Premium account R 219 304 400.75

Total issued capital R 230 222 844 85

Certified correct.

Date 08 MAY 2007

Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated 03 MAY 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

2007-05-03
Date of receipt by Registrar of Companies
Date of Registration 24 MAY 2007
Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Barloworld Limited

Registrar of Companies - CM15

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
23-Apr-07	Colloty	GM	41.00	10,000	500.00		500.00	409,500.00	410,000.00
23-Apr-07	Colloty	GM	23.25	2,500	125.00		125.00	58,000.00	58,125.00
25-Apr-07	Pringle	GL	47.50	2,000	100.00		100.00	94,900.00	95,000.00
03-May-07	Singh	D	47.50	1,000	50.00		50.00	47,450.00	47,500.00
Sub Total				15,500	775.00		775.00	609,850.00	610,625.00
Adj to share premium									-
Balance B/Fwd				203,353,382	10,167,669.10	750,000.00	10,917,889.10	218,694,550.75	229,612,219.85
TOTAL				203,368,882	10,168,444.10	750,000.00	10,918,444.10	219,304,400.75	230,222,844.85

File nr: 82-35079

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BAW - Barloworld - Barloworld Coatings Announces B

10 May 2007

BAW
BAW
BAW - Barloworld - Barloworld Coatings Announces BEE Transaction
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
Barloworld Coatings announces BEE transaction
Barloworld Coatings today announced that it has concluded a Black Economic Empowerment (BEE) deal with empowerment consortium Izingwe. The deal, which will see Izingwe acquire a 15% stake in the automotive re-finish distribution business of Barloworld Coatings, is effective end of March 2007.
Commenting on the transaction, Barloworld Coatings CEO Andre Lamprecht said: "Discussions between ourselves and Izingwe Chairman Sipho Pityana commenced last year and we are delighted that the transaction has been finalised. We expect the Izingwe team, who have not sought vendor finance for the transaction, to play an important role in the development of our market leading automotive re-finish business." Sipho Pityana commented "We are pleased with the transaction in a sector with good growth prospects and look forward to working with Andre and the Coatings team."
Barloworld Coatings acquired its interest in the automotive re-finish business, Prostart Investments, in 2006 and announced at the time of the acquisition that a BEE transaction would be completed with respect to the business.
For information contact Rowan Goeller or Andre Lamprecht on (011) 445-1300 and (011) 301-4645 respectively.
10 May 2007
Sandton
Sponsor: JPMorgan Equities Limited
Date: 10/05/2007 10:54:01 Produced by the JSE SENS Department.

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File no: 82-35039

"COPY"

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

(Section 93 (3))

Registration No. of company: 1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
11 MAY 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 7 May 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
203 368 882	ORDINARY	R0.05	R10 168 444.10
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R10 918 [illegible]

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R [illegible]0 918 [illegible]44.10

Stated capital R

Premium account R 219 304 [illegible]

Total issued capital R 230 222 044.8[illegible]

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

11 MAY 2007

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
1336	ORDINARY	R0.05	R47.45	R63 460.00
	Total(s)		Total(s)	R63 460 00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
11 MAY 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
203 370 218	ORDINARY	R0.05	R1 07866233368	R219 367 793.95	R10 168 510.90
375 000	6% CUM PREF	R2.00			R750 000.00
	Total			Total	R10 918 510.90

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 918 510.90

Stated capital R

Premium account R 219 367 793.95

Total issued capital R 230 286 304 85

Certified correct.

Date 11 MAY 2007

Signature [signature]

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) CM 15

Acknowledgment of receipt of return of allotments, dated

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Barloworld Limited

DATE OF RESOLUTION	ALLOTTEE	[illegible]	PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
07-May-07	Arnold	VEC	47.50	1,336	66.80		66.80	63,393.20	63,460.00
					-		-	-	-
					-		-	-	-
					-		-	-	-
Sub Total				1,336	66.80		66.80	63,393.20	63,460.00
Adj to share premium									-
Balance B/Fwd				203,368,882	10,168,444.10	750,000.00	10,918,444.10	219,304,400.75	230,222,844.85
TOTAL				203,370,218	10,168,510.90	750,000.00	10,918,510.90	219,367,793.95	230,286,304.85

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File no: 82-35039

BAW/BAWP - Barloworld - Reviewed interim results: 14 May 2007

BAW BAWP
BAW
BAW/BAWP - Barloworld - Reviewed interim results: six months ended 31 March 2007
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
Reviewed interim results for the six months ended 31 March 2007
Highlights
New strategic focus positions Barloworld for the future

* Revenues up 30% to R24 324 million
* Operating profit increases 25% to R2 157 million
* Headline earnings per share up 14% to 467 cents
* Headline earnings per share (excluding STC on special dividend) up 30%
* Proposed interim distribution up 17% to 175 cents per share
* Special dividend of R5 per share paid on 2 April 2007
* Announced strategic actions proceeding according to plan

Clive Thomson, CEO of Barloworld, said:
"We have embarked on a new course for Barloworld. With the group`s future focus as a leading global distribution business, we are in a strong position to capitalise on favourable trading conditions in each of our chosen business segment. We have exciting growth opportunities within our Caterpillar equipment businesses, face a growing market in our southern African Avis car rental operations, and have a number of expansion possibilities within our Logistics division. Our motor retail businesses are performing well and we look forward to ongoing improvements from streamlining our Hyster materials handling division following the impending disposal of the Freightliner operations. The outlook for the refocused group is very positive and we expect continued growth in all these businesses for the full year."
"A number of steps have been taken to unlock shareholder value including the disposal of underperforming businesses. In this regard, we are pleased to report good progress on the strategic actions announced at our annual general meeting on 25 January 2007."
14 May 2007
Enquiries
Barloworld Limited:
Rowan Goeller Tel +27 11 445 1300, email rowang@barloworld.com
College Hill:
Nicholas Williams Tel +27 11 447 3030 email nickw@collegehillir.com
For background information visit www.barloworld.com
Chairman and Chief Executive`s report
Future direction of the group
At the annual general meeting held on 25 January 2007, it was announced that Barloworld Limited will be repositioned and profiled as a focused distribution company with an offering that includes integrated product support as well as rental and logistics solutions. The group will comprise businesses that fit the above strategic profile, meet strict performance criteria, and demonstrate good growth potential.
The board conducted an assessment of the impact of unbundling the Motor division and concluded that it is in the best long-term interests of shareholders and the company for the division to remain as an integral part of the Barloworld group.
Following the implementation of the announced unbundlings and disposals referred to below, the Barloworld group will comprise of the following core divisions:

- Equipment (earthmoving and power systems)
- Motor (car rental, fleet services and motor retail)
- Materials Handling (forklift truck distribution and fleet management)
- Logistics (logistics management and supply chain optimisation).

Progress on announced strategic actions
1. Unbundlings to unlock shareholder value
We announced on 27 March 2007 that Barloworld is at an advanced stage of

preparing for the Pretoria Portland Cement Company Limited (PPC) unbundling. The PPC unbundling circular has been finalised and will be posted on Thursday, 17 May 2007. A general meeting of shareholders to consider the PPC unbundling will be held on 8 June 2007. It is further anticipated that the PPC unbundling transaction, which is conditional upon shareholder approval at the general meeting, will be implemented on 16 July 2007, subject to all regulatory requirements being satisfied.

An independent non-executive director, Mr Trevor Munday, has been appointed as chairman of a board subcommittee to manage the Coatings division, unbundling. This process is targeted to be concluded by the end of the calendar year.

2. Disposal of businesses

Within the Scientific division, the sale of Melles Griot has recently been concluded for a consideration above tangible net asset value. The transaction remains subject to certain conditions precedent and is expected to close by the end of June 2007. Advisors have been appointed to assist in the disposal of the laboratory business and numerous indicative bids have been received. The targeted completion date remains the end of the calendar year.

Within the Industrial Distribution division, we have sold DitchWitch of Georgia effective 27 April 2007. The process to sell the Freightliner operations has commenced and we have made good progress in the disposal of the Vacuum Technology business. In the Equipment division, a decision has also been taken to exit the Finaltair biomass energy joint venture in Spain.

Where applicable, impairment provisions have been made to write down goodwill or assets to their estimated recoverable amounts.

The sale of the Steel Tube division to a management and BEE consortium was finalised in November 2006 as was the sale of the major part of our UK leasing book.

3. BEE and transformation

The process to finalise the details of the group`s broad-based Black Economic Empowerment (BEE) transaction is on track. Separate transactions are being planned for PPC and the Coatings division and the Barloworld transaction will therefore be implemented shortly after these companies have been unbundled.

Strong trading performance for half year

Revenue growth of 30% has been positively impacted by favourable trading conditions in most of the businesses to be retained in the Barloworld group. Operating profit from continuing operations is up 25% driven by strong growth in the southern African equipment business and a pleasing result in Spain. The Motor division also performed very well with significant contributions from Avis Rent a Car South Africa and a strong turnaround in Motor Retail Australia. We have seen continued improvements in our handling business in the UK and our Logistics division is beginning to make a meaningful contribution to group profits.

Growth in profits from divisions that will be unbundled - Cement and Coatings - were also good. The Scientific division has performed ahead of the previous period despite weak market conditions, due mainly to fixed cost savings. This division has been disclosed as discontinued due to the impending sales of Melles Griot and the laboratory business.

A significant downsizing of the corporate offices is under way. Redundancy costs amounting to R60 million have been provided against operating profit at the half year. Estimated annualised savings from these initiatives amount to approximately R80 million.

Headline earnings per share (HEPS) increased by 14% to 467 cents per share. This was negatively impacted by the R125 million secondary taxation on companies (STC) charge provided on the R5 per share special dividend paid on 2 April 2007. Adjusting for this STC charge, HEPS increased by 30%.

It is the intention of the board to declare an interim distribution of 175 cents per share (17% up on the prior period) on 8 June 2007. Details of the last day to trade and the payment date will be published on that date.

Directorate

Clive Thomson was appointed as Chief Executive Officer (CEO) of Barloworld Limited effective from 18 December 2006.

Dumisa Ntsebeza was appointed interim Chairman on 25 January 2007 following Warren Clewlow reaching the mandatory retirement age. The search committee that

was tasked to appoint a permanent Chairman is making good progress, and an announcement in this regard will be made shortly.

Isaac Shongwe was appointed as an executive director and CEO of Barloworld Logistics Africa, while Hixonia Nyasulu, Gordon Hamilton, and Trevor Munday were appointed as non-executive directors effective 26 January 2007.

Warren Clewlow, Tony Phillips, Mike Coward and Lester Day retired from the board. We would like to thank them for their valuable contribution to the company over many years.

In other executive management moves, John Blackbeard will take over as CEO of the Industrial Distribution division on 1 October 2007 when Brandon Diamond returns to South Africa following the completion of his term.

Outlook

In southern Africa, growth in the construction and mining sectors is expected to result in a further increase in activity in the Equipment division. We have entered into a joint venture in the mineral-rich Katanga province of the Democratic Republic of Congo, which will provide us with further growth potential in the southern African region. In the Motor division, increased interest rates are impacting the sales of passenger vehicles, although sales of commercial vehicles are continuing strongly. We expect sustained growth in the car rental business. In the fleet services business, we are delivering vehicles into new fleet contracts and are in a good position to further grow our fleet under management. Growth in the Logistics division is expected to continue at a rapid pace.

In Iberia, we are seeing good demand for equipment in Spain and expect conditions to remain stable for the short to medium term. Conditions in Portugal, however, are expected to remain weak in the short term.

Our handling business in Europe is benefiting from the streamlining of the operating structure. In the US, the materials handling business is expected to continue performing well, although slowing economic conditions are evident through lower deliveries and a reduced customer order book.

In Australia, we expect further benefit from the investments in our motor retail facilities and the strategic repositioning of our represented brands.

In businesses that will be unbundled, cement sales continue to grow strongly while the coatings business in southern Africa is benefiting from strong demand and the contribution from recently acquired businesses. These companies will have a good future, independent of Barloworld.

As a result of the implementation of many of the strategic actions announced, including the PPC unbundling, business disposals and corporate restructuring, as well as some once-off favourable profit impacts in the second half of last year, the results for the full year will not be directly comparable with the prior year. However, we expect the underlying operating performance to show good progress on 2006.

DB Ntsebeza CB Thomson
Chairman Chief Executive Officer

Group financial review

Strong growth in all our major businesses resulted in revenue from continuing operations increasing by 30% to R24 324 million.

Operating profit rose by 25% to R2 157 million, driven by the strong revenue growth. Included in operating profit are redundancy and restructuring charges of R60 million associated with the re-organisation of the corporate offices.

Operating profit margin fell slightly from 9,3% to 8,9%.

Headline earnings per share of 467 cents (1H `06: 408 cents) is 14% higher than last year but was adversely impacted by the additional secondary tax on companies (STC) of 62 cents per share relating to the special dividend of R5 per share paid on 2 April 2007.

The charge for fair value adjustments on financial instruments reduced to R12 million (1H `06: R69 million) mainly due to the decisions in June 2006 to implement hedge accounting for Caterpillar machine purchases and in November 2006 for Caterpillar spare parts in the southern African equipment business. The effect of these decisions is that a net amount of R6 million before tax is now deferred in equity.

Net finance costs increased by R80 million to R241 million mainly due to higher borrowings resulting from the increased trading activity and higher interest

rates. The increase in the second half of last year was R76 million.
The exceptional loss of R190 million includes the pre-tax impairments of the investment in Finaltair and goodwill relating to the Freightliner dealerships in the USA.
The taxation charge (before STC) of R521 million rose by 20%. The effective tax rate excluding STC, prior year taxation and taxation on exceptional items increased to 31,0% (1H`06: 29,0%).
The substantial increase in the STC charge to R276 million (1H`06: R116 million) is mainly due to STC of R125 million provided on the special dividend of R1 billion paid on 2 April 2007.
In terms of accounting standards the results of the Cement and Coatings divisions are included in continuing operations until the date of unbundling. Once the unbundlings have been implemented, the results will be reported as discontinued operations for the period up to the unbundling date and for the full comparative reporting period.
The profit from discontinued operations of R28 million (1H `06: R90 million loss) comprises the results of the Steel Tube division (two months up to date of disposal) and the Scientific division (six months).
The Steel Tube division was sold with effect from 30 November 2006. The Scientific division has been accounted for as a discontinued operation following the decision earlier this year to dispose of its businesses.
Cash generated from operations decreased by R85 million to R1 828 million mainly due to an increase of R1 441 million in net working capital due to higher levels of activity. This is, in part, a timing issue with strong deliveries anticipated in the second half of the financial year. Net cash generated from investing activities of R296 million includes additions to property, plant and equipment and intangibles of R772 million; a further net investment of R778 million in rental assets and hire vehicles; and proceeds of R1 973 million from the disposal of subsidiaries, investments, plant and equipment and the sale of the UK handling leasing assets.
The group`s balance sheet remains strong with total assets employed in the business declining by 5% in the past six months to R33 711 million. The reduction is mainly due to the disposal of the UK leasing book and the Steel Tube division.
Assets classified as held for sale of R3 336 million comprise mainly the Scientific division (R1 745 million) and Freightliner, DitchWitch and Vacuum Technologies within the Industrial Distribution division (R982 million).
Total interest-bearing borrowings of R9 728 million (September 2006: R9 884 million) represent a group debt to equity ratio of 76% (September 2006: 73%), while the debt to equity ratio for the Trading businesses is 42% (September 2006: 32%).
Capital commitments of R3 002 million include the approved expansion within our Cement division estimated at R1 656 million.

DG Wilson
Finance Director

Operational reviews

In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after taxation level.
Net operating assets comprise total assets less non-interest-bearing liabilities. Cash is excluded as well as current and deferred taxation assets and liabilities. In the case of the leasing businesses, net assets are reduced by interest-bearing liabilities.
Comparative numbers have been restated as per note 19.

Equipment

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar		30 Sept	31 Mar		30 Sept	31 Mar	30 Sept
R million	2007	2006	2006	2007	2006	2006	2007	2006
- Europe	3 511	2 509	5 415	293	218	474	3 258	3 368

- Southern Africa	4 084	2 815	6 212	337	189	645	2 599	2 304
	7 595	5 324	11 627	630	407	1 119	5 857	5 672
Share of associate income after taxation				6	10	27		

The business in this division arises mainly from our enduring partnership of 80 years with Caterpillar Inc. as their dealer in 16 countries.
Activity levels in Iberia were well up on the prior period, as construction demand in Spain remained at a high level and our public works machine sales were strong. We have not yet seen any impact from the reported cooling down in the Spanish residential market. Conditions in Portugal, however, continue to be weak. Overall operation margins fell slightly due to a higher mix of new equipment sales relative to product support revenues.
The southern African business continues to see accelerated demand for capital equipment. The construction industry is starting work on major public works and we have seen rising demand from this sector. The mining industry is investing in new capacity with significant new orders placed for Caterpillar equipment.
During the period under review we have entered into a joint venture in the mineral-rich Katanga province of the Democratic Republic of Congo, which will provide us with further growth potential in the southern African region.
Associate income includes the results from the Siberian joint venture business as well as Energyst and Finaltair. Activity levels in Siberia in the mining and resource sectors remain high, and we are continuing to grow both our earthmoving and power systems businesses.
All territories recorded high levels of order intake which is a positive sign for equipment deliveries over the next 12 months. At March 2007 there are firm customer orders of R6,5 billion (September 2006: R4,8 billion). The order book placed on Caterpillar is US$978 million (September 2006: US$906 million).
Longer lead times and availability of certain product lines remains a challenge, but we are working closely with Caterpillar to meet our customers` requirements.

Industrial Distribution

	Revenue			Operating profit/(loss) including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar		30 Sept	31 Mar		30 Sept	31 Mar	30 Sept
R million	2007	2006	2006	2007	2006	2006	2007	2006
- Europe	1 307	852	1 995	31	(2)	23	845	670
- North Africa	2 627	1 929	4 697	49	30	115	1 317	1 180
Trading	3 934	2 781	6 692	80	28	138	2 162	1 850
- Europe	78	145	257	-	12	33	121	309
- North America	3	49	96	(5)	(8)	(25)	(27)	(17)
Leasing*	81	194	353	(5)	4	8	94	292
	4 015	2 975	7 045	75	32	146	2 256	2 142

*Net operating assets after deducting interest-bearing borrowings
In Europe, restructuring benefits have positively affected profitability and the business is well on its way to recovery. The order book has shown healthy growth in the UK.
While the US handling business continues to perform well, trading conditions in the US are slowing which is evident in a reduced order book. The Truck Center benefited from the pre-buying generated by the new emission regulations that came into force at the beginning of 2007 although as expected orders have now dropped off sharply. Lower overall freight activity in the US is evident as well.
The leasing business continues to be wound down after the sale of the US book last year and the majority of the UK lease book during the period under review. The UK Ministry of Defence (MOD) leasing and fleet management contract will continue.
The sale of the Freightliner and Vacuum Technology businesses are proceeding well and the DitchWitch business was sold at the end of April 2007. These

businesses constitute R695 million of the trading businesses net operating assets.

Motor

R million	Revenue 6 months ended 31 Mar 2007	Revenue 6 months ended 31 Mar 2006	Revenue Year ended 30 Sept 2006	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 2007	Operating profit/(loss) including fair value adjustments 6 months ended 31 Mar 2006	Operating profit/(loss) including fair value adjustments Year ended 30 Sept 2006	Net operating assets 31 Mar 2007	Net operating assets 30 Sept 2006
- Southern Africa	664	546	1 108	197	134	256	2 715	2 400
- Europe	577	322	805	5	(7)	69	2 260	2 536
Car rental	1 241	868	1 913	202	127	325	4 975	4 936
- Southern Africa	4 916	4 501	9 307	91	87	223	1 185	1 020
- Australia	1 134	759	1 719	23	4	23	721	666
Trading	6 050	5 260	11 026	114	91	246	1 906	1 686
Leasing Southern Africa*	364	320	631	34	33	65	319	276
	7 655	6 448	13 570	350	251	636	7 200	6 898
Share of associate income after taxation				4	12	27		

*Net operating assets after deducting interest-bearing borrowings

Our integrated motor vehicle usage solutions strategy has driven our overall operating margin to 4,6% (1H`06: 3,9%). Avis Rent a Car Southern Africa delivered a good performance as a result of our focus on yield management and improving efficiencies, together with strong growth in car rental demand. The Scandinavian car rental business posted a small profit, in line with the seasonal earnings pattern where substantially all of the profits are earned during the European summer. This business is expected to benefit from our ongoing profitability initiatives and the increased business activity in the next six months.

The southern African motor retail operations performed well, despite higher interest rates impacting passenger vehicle sales. Commercial vehicle sales remain strong. The Subaru import and distribution business was negatively impacted by the weaker Rand compared to the prior period. The Australian result benefited from the investments in our dealer facilities and the strategic repositioning of our represented brands.

As a consequence of new contracts secured, our fleet services operation experienced strong growth in vehicles under management, which will positively benefit profitability into the future.

Associate income includes our DaimlerChrysler and Phavisworld BEE joint ventures but now excludes Auric Auto, which was disposed of during the period.

Cement

R million	Revenue 6 months ended 31 Mar 2007	Revenue 6 months ended 31 Mar 2006	Revenue Year ended 30 Sept 2006	Operating profit including fair value adjustments 6 months ended 31 Mar 2007	Operating profit including fair value adjustments 6 months ended 31 Mar 2006	Operating profit including fair value adjustments Year ended 30 Sept 2006	Net operating assets* 31 Mar 2007	Net operating assets* 30 Sept 2006
Southern Africa	2 588	2 183	4 863	983	855	1 905	2 933	2 565
Share of associate income after								

taxation 4

*Net operating assets include goodwill arising on PPC shares purchased by Barloworld

The South African domestic cement market grew by over 12% compared with the same period last year. Increased investment in public-sector infrastructure is materialising rapidly and is likely to offset any slowdown in the rate of growth in the residential building sector following the continued rise in interest rates.

Operating margins decreased slightly due to the importation and sale of almost 200 000 tons of bagged Surebuild cement at little or no margin, significant increases in diesel and coal energy costs, the higher cost of operating older less efficient plants and the inability to fully optimise distribution logistics and factory sourcing at periods of very high demand.

The 1,25 million ton Batsweledi (Dwaalboom new kiln) project is progressing according to plan and within budget. Orders for the Hercules Pretoria cement mill upgrade and expansion project have been placed, and the project is expected to be commissioned in the middle of calendar year 2009.

Lime volumes and margins improved following the recovery in the world steel markets leading to higher profitability compared to the prior period.

PPC will be unbundled from Barloworld on 16 July 2007.

Coatings

	Revenue			Operating profit/(loss) including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar		30 Sept	31 Mar		30 Sept	31 Mar	30 Sept
R million	2007	2006	2006	2007	2006	2006	2007	2006
Southern Africa	1 158	959	2 019	188	152	338	859	742
Australia and Asia	577	466	952	(10)	(17)	(55)	292	296
	1 735	1 425	2 971	178	135	283	1 151	1 038
Share of associate income after taxation				6	9	18		

The coatings business in southern Africa experienced good growth. The integration of the recent acquisitions has been successful and these are contributing well to the result. In Australia, improved average selling prices and the reduced cost base resulted in an improved performance.

A 15% empowerment transaction with Izingwe in respect of Prostart Investments, part of the automotive refinish business, was concluded at the end of the period.

The division will be unbundling from Barloworld with the targeted completion before the end of the calender year 2007.

Scientific

	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar		30 Sept	31 Mar		30 Sept	31 Mar	30 Sept
R million	2007	2006	2006	2007	2006	2006	2007	2006
Scientific Group	934	748	1 602	74	37	80	1 185	1 259

Continued benefits from the cost reduction initiatives resulted in further improvement in profitability in this division.

The sale of Melles Griot has been concluded for a consideration above tangible net asset value. The process to dispose of the laboratory business is progressing well. Numerous initial bids have been received and completion of the sale is expected before the end of the calendar year.

Logistics

R million	Revenue 6 months ended 31 Mar 2007	Revenue 6 months ended 31 Mar 2006	Revenue Year ended 30 Sept 2006	Operating profit including fair value adjustments 6 months ended 31 Mar 2007	Operating profit including fair value adjustments 6 months ended 31 Mar 2006	Operating profit including fair value adjustments Year ended 30 Sept 2006	Net operating assets 31 Mar 2007	Net operating assets 30 Sept 2006
Southern Africa	520	149	683	24	7	20	525	433
Europe	181	124	280	12	11	27	47	48
	701	273	963	36	18	47	572	481

The logistics businesses in South Africa and Spain have been consolidated under a single executive management team and growth prospects remain good.
The logistics business in Africa has shown strong organic growth during the period under review. A significant entry was made into the FMCG logistics market with the conclusion of a long-term contract with a large FMCG distributor/manufacturer. The results further reflect the benefit of the BEE transaction concluded eighteen months ago with significant contributions to revenue and operating profit from South African parastatals.
In Europe, the Iberian logistics business continues to perform well. We have been investing in expanding the logistics offering in the region.

Corporate and other

R million	Revenue 6 months ended 31 Mar 2007	Revenue 6 months ended 31 Mar 2006	Revenue Year ended 30 Sept 2006	Operating (loss)/profit including fair value adjustments 6 months ended 31 Mar 2007	Operating (loss)/profit including fair value adjustments 6 months ended 31 Mar 2006	Operating (loss)/profit including fair value adjustments Year ended 30 Sept 2006	Net operating assets/(liabilities) 31 Mar 2007	Net operating assets/(liabilities) 30 Sept 2006
Southern Africa	35	35	52	(71)	(28)	21	(580)	491
Europe	-	-	-	(36)	(10)	131	(624)	(667)
	35	35	52	(107)	(38)	152	(1 204)	(176)

The operating loss for the period includes costs of R60 million relating to the downsizing of the corporate offices. The expected annualised saving resulting from these initiatives amounts to approximately R80 million.
The full year result for 2006 includes once-off favourable benefits of R149 million relating to the pension fund curtailment in the UK and a net gain of R36 million in SA on the Wattyl hedge net of transaction costs.
Net operating liabilities at 31 March 2007 include the provision of R1 015 million for the special dividend paid on 2 April 2007 and the UK pension fund deficit amounting to R710 million.
Distribution declaration for the six months ended 31 March 2007: Dividend number 157.
It is the intention of the board to declare an interim distribution of 175 cents per share in respect of the six months ended 31 March 2007 on 8 June 2007.
Details of the last day to trade and the payment date will be published on that date.
On behalf of the board
S Mngomezulu
Secretary
Directors
Independent: DB Ntsebeza (Chairman), SAM Baqwa, AGK Hamilton*, MJ Levett, S Mkhabela, TS Munday, TH Nyasulu, G Rodriguez de Castro de los Rios***, EP Theron, RC Tomkinson*, SB Pfeiffer**
Executive: CB Thomson (Chief Executive), PJ Blackbeard, BP Diamond, JE Gomersall*, AJ Lamprecht, M Laubscher, OI Shongwe, PM Surgey, DG Wilson
*British **American ***Spanish

Condensed consolidated income statement

	Six months ended 31 Mar 2007	Six months ended 31 Mar 2006	% Change	Year ended 30 Sept 2006**

Reviewed Reviewed	Audited				
R million	Notes		Restated		
Continuing operations					
Revenue		24 324	18 663	30	41 091
Operating profit	3	2 157	1 729	25	4 053
Fair value adjustments on financial instruments	4	(12)	(69)		235
Finance costs	5	(401)	(242)		(596)
Income from investments		160	81		270
Profit before exceptional items		1 904	1 499	27	3 962
Exceptional items	6	(190)	16		116
Profit before taxation		1 714	1 515		4 078
Taxation	7	(521)	(435)		(1 186)
Secondary taxation on companies	7	(276)	(116)		(159)
Profit after taxation		917	964		2 733
Income from associates and joint ventures		20	31		72
Net profit from continuing operations		937	995		2 805
Discontinued operations					
Profit/(loss) from discontinued operations	11	28	(90)		(59)
Net profit for the period		965	905		2 746
Attributable to:					
Minority shareholders		179	160		389
Barloworld Limited shareholders		786	745		2 357
		965	905		2 746
Earnings per share* (cents)					
- basic		389,7	355,8		1 138,9
- diluted		384,4	348,6		1 117,1
Earnings per share from continuing operations* (cents)					
- basic		375,8	398,8		1 167,4
- diluted		370,7	390,7		1 145,1
Earnings per share from discontinued operations* (cents)					
- basic		13,9	(43,0)		(28,5)
- diluted		13,7	(42,1)		(28,0)

* Refer note 2 for details of headline earnings per share calculation

** Reclassified for the treatment of the Scientific segment as a discontinued operation - refer note 19.

Condensed consolidated balance sheet

		31 Mar	31 Mar	30 Sept
2007 2006 2006				
		Reviewed	Reviewed	Audited
R million	Notes		Restated	
ASSETS				
Non-current assets		13 755	14 076	14 289
Property, plant and equipment		8 242	7 969	8 299
Goodwill		2 522	2 573	3 005
Intangible assets		305	252	323
Investment in associates and joint ventures	9	875	552	749
Finance lease receivables		623	1 349	566
Long-term financial assets	10	615	613	597
Deferred taxation assets		573	768	750
Current assets		19 956	15 700	21 365
Vehicle rental fleet		3 504	2 764	3 441

Inventories		5 368	4 658	5 907
Trade and other receivables		6 661	6 000	7 026
Taxation		31	37	17
Cash and cash equivalents		1 056	1 386	2 134
Assets classified as held for sale	11	3 336	855	2 840
Total assets		33 711	29 776	35 654
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium		441	1 461	327
Other reserves		3 117	1 178	3 461
Retained income		8 711	8 657	9 881
Interest of shareholders of Barloworld Limited		12 269	11 296	13 669
Minority interest		581	567	691
Interest of all shareholders	8	12 850	11 863	14 360
Non-current liabilities		7 410	7 689	7 920
Interest-bearing		4 989	5 453	5 475
Deferred taxation liabilities		746	937	870
Provisions		472	400	468
Other non-interest-bearing		1 203	899	1 107
Current liabilities		13 451	10 224	13 374
Trade and other payables		5 965	4 855	6 663
Provisions		655	531	536
Taxation		512	311	705
Amounts due to bankers and short-term loans		4 739	4 309	4 409
Shareholders for dividend		1 015	-	-
Liabilities directly associated with assets classified as held for sale	11	565	218	1 061
Total equity and liabilities		33 711	29 776	35 654

Condensed consolidated cash flow statement

		Six months ended		Year ended
		31 Mar	31 Mar	30 Sept
		2007	2006	2006
		Reviewed	Reviewed	Audited
R million	Notes		Restated	
Cash flow from operating activities				
Operating cash flows before movements in working capital		3 269	2 739	6 077
Increase in working capital		(1 441)	(826)	(10)
Cash generated from operations		1 828	1 913	6 067
Realised fair value adjustments on financial instruments		(22)	(27)	136
Finance costs and investment income		(234)	(141)	(265)
Taxation paid		(1 006)	(651)	(1 007)
Cash flow from operations		566	1 094	4 931
Dividends paid (including minority shareholders)		(1 197)	(933)	(1 295)
Net cash from operating activities		(631)	161	3 636
Net cash generated from/(applied to investment activities		296	(1 654)	(2 938)
Acquisition of subsidiaries and investments	12	(113)	(262)	(814)
Acquisition of property, plant and equipment and intangibles		(772)	(824)	(1 217)
Net investment in rental assets	13	(511)	(459)	(832)
Net investment in car hire vehicles	13	(267)	(340)	(1 260)
(Increase)/reduction in instalment sale and leasing receivables		(14)	168	(16)
Proceeds on disposal of subsidiaries, investments and property, plant and				

equipment and sale of leasing assets	1 973	63	1 201
Net cash (outflow)/inflow before financing activities	(335)	(1 493)	698
Net cash from financing activities	(654)	1 530	(224)
Ordinary shares issued	114	64	90
Buy-back of shares in company	-	-	(1 160)
(Decrease)/Increase in interest-bearing liabilities	(768)	1 466	846
Net (decrease)/increase in cash and cash equivalents	(989)	37	474
Cash and cash equivalents at beginning of period	2 134	1 399	1 399
Effect of foreign exchange rate movements	(11)	(45)	242
Effect of cash included in assets classified as held for sale	(78)	(5)	19
Cash and cash equivalents at end of period	1 056	1 386	2 134

Condensed consolidated statement of recognised income and expense

	Six months ended		Year ended
	31 Mar 2007	31 Mar 2006	30 Sept 2006
	Reviewed	Reviewed	Audited
R million		Restated	
Exchange (losses)/gains on translation of foreign operations	(228)	(326)	1 832
(Loss)/gain on cash flow hedges	(160)	-	139
Taxation on cash flow hedges	45	-	(18)
Gain on revaluation of available for sale investments	-	-	18
Deferred tax on revaluation of available for sale investments	-	-	(8)
Other reserve movements	1	(1)	(71)
Net actuarial losses on post-retirement benefit obligations	(3)	-	(55)
Net (loss)/income recognised directly in equity	(345)	(327)	1 837
Profit for the period	965	905	2 746
Total recognised income and expense for the year	620	578	4 583
Attributable to:			
Minority shareholders	176	160	381
Barloworld Limited shareholders	444	418	4 202
	620	578	4 583

Group salient features

	Six months ended		Year ended
	31 Mar 2007	31 Mar 2006	30 Sept 2006
	Reviewed	Reviewed Restated	Audited
Number of ordinary shares in issue, net of buyback (000)	203 345	210 206	200 716
Net asset value per share including investments at market value (cents)	6 194	5 520	6 973
Total liabilities to total shareholders` funds (%)	156,5	143,1	142,2
Total borrowings to total shareholders` funds (%)			
- Trading segment*	42,4	36,6	31,7
- Total group	75,9	82,3	73,3
Interest cover (times)			
- Trading segment*	7,6	10,6	10,2
- Total group	5,3	5,5	5,7

. *Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental

Notes to the condensed consolidated financial statements

1. BASIS OF PREPARATION

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The accounting policies and methods of computation used are consistent with those used for the group`s 2006 annual financial statements (which were prepared in accordance with International Financial Reporting Standards) except for the adoption of IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease, the impact of which was not significant. Comparative numbers have been restated as per note 19.

	Six months ended 31 Mar 2007	Six months ended 31 Mar 2006	% change	Year ended 30 Sept 2006
Reviewed Reviewed	Audited			
R million		Restated		
2. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS				
Net profit attributable to Barloworld shareholders	786	745		2 357
Profit on disposal of properties, investments and subsidiaries	(3)	(20)		(140)
Impairment of assets	125	5		4
Impairment of goodwill	106	-		23
(Profit)/loss on sale of plant and equipment excluding rental assets	(4)	1		4
Taxation on exceptional items	(70)	-		19
Interest of outside shareholders in exceptional items	1	-		-
Impairment loss on disposal of Steel tube after taxation	-	123		156
Headline earnings	941	854		2 423
Headline earnings from continuing operations	874	821		2 326
Headline earnings from discontinued operations	67	33		97
Weighted average number of ordinary shares in issue during the period (000)				
- basic	201 686	209 371		206 959
- diluted	204 490	213 732		210 998
Headline earnings per share (cents)				
- basic	466,5	407,9	14	1 170,8
- diluted	460,2	399,5	15	1 148,4
Headline earnings per share from continuing operations (cents)				
- basic	433,3	392,1		1 123,9
- diluted	427,4	384,1		1 102,4
Headline earnings per share from discontinued operations (cents)				
- basic	33,2	15,8		46,9
- diluted	32,8	15,4		46,0

3. OPERATING PROFIT

Included in operating profit are:

Cost of sales (including

allocation of depreciation)	17 630	13 826	30 226
Depreciation	1 015	982	1 930
Profit on sale of rental assets	32	26	110
Profit/(loss) on sale of other plant and equipment	4	(1)	(2)
4. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
(Losses)/gains arising from:			
Forward exchange contracts and other financial instruments	(11)	(72)	238
Translation of foreign currency monetary items	(1)	3	(3)
(12) (69) 235			
5.FINANCE COSTS			
Total finance cost	(454)	(334)	(835)
Leasing interest classified as cost of sales	53	92	239
	(401)	(242)	(596)

R million

Six months ended Year ended

31 Mar 2007 31 Mar 2006 30 Sept2006

	Reviewed	Reviewed Restated	Audited
6. EXCEPTIONAL ITEMS			
Profit on disposal of properties, investments and subsidiaries	5	16	139
Impairment of assets including share of associates\` impairment losses	(195)	-	(23)
Gross exceptional (losses)/profits	(190)	16	116
Taxation on exceptional items	70	-	(20)
Interest of minority shareholders	(1)	-	-
Net exceptional (losses)/profits			
- continuing operations	(121)	16	96
- discontinued operations (net of taxation)	(38)	-	(2)
Net exceptional (losses)/profits	(159)	16	94
7. TAXATION			
Taxation per income statement	521	435	1 186
Prior year taxation	(2)	(2)	20
Taxation on exceptional items	70	-	(20)
Taxation on profit before STC, prior year taxation and exceptional items	589	433	1 186
STC on normal dividends paid	(151)	(116)	(159)
STC on special dividends	(125)	-	-
Secondary taxation on companies	(276)	(116)	(159)
Profit before exceptional items	1 904	1 499	3 962
Dividends received	(3)	(5)	(16)
Profit before exceptional items and dividends received	1 901	1 494	3 946
Effective taxation rate excluding exceptional items, prior year taxation and dividends received (%)			
- excluding STC (%)	31,0	29,0	30,1
- including STC (%)	45,5	36,7	34,1
8.INTEREST OF ALL SHAREHOLDERS			
Balance at the beginning of the year	14 360	12 130	12 130
Net (loss)/income recognised directly in equity	(345)	(327)	1 837
Net profit for the period	965	905	2 746
Reclassifications and other			

reserve movements	(31)	24	46
Purchase of minority shareholding in subsidiary	-	-	(34)
Buy-back of shares	-	-	(1 160)
Dividends on ordinary shares	(2 213)	(933)	(1 295)
Shares issued in current year	114	64	90
Interest of shareholders at the end of the period	12 850	11 863	14 360

	Six months ended				Year ended	
	31 Mar 2007		31 Mar 2006		30 Sept 2006	
	Market value/ Directors` valuation	Book value	Market value/ Directors` valuation	Book value	Market value/ Directors` valuation	Book value
	Reviewed		Reviewed Restated		Audited	
R million						
9. INVESTMENT IN ASSOCIATES AND JOINT VENTURES						
Joint ventures	497	252	351	172	440	198
Unlisted associates	294	214	298	169	306	217
	791	466	649	341	746	415
Loans and advances		409		211		334
		875		552		749
10. LONG-TERM FINANCIAL ASSETS						
Listed investments	10	10	8	8	10	10
Unlisted investments	35	35	36	36	37	37
Investment in Portland Holdings Limited	260	260	295	295	291	291
	305	305	339	339	338	338
Other long-term financial assets		310		274		259
		615		613		597

	Six months ended		Year ended
	31 Mar 2007	31 Mar 2006	30 Sept 2006
	Reviewed	Reviewed Restated	Audited
R million			
11. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE			
The Scientific segment has been classified as a disposal group held for sale.			
The disposal of Steel Tube was concluded on 1 December 2006.			
Results from discontinued operation are as follows:			
Revenue	1 282	1 544	3 377
Operating profit	112	49	175
Fair value adjustments on financial instruments	-	3	(6)
Finance costs	(12)	(7)	(34)
Income from investments	1	0	6
Profit before exceptional items	101	45	141
Exceptional items	(2)	(1)	(3)
Profit before taxation	99	44	138
Taxation	(32)	(13)	(45)
Profit after taxation	67	31	93
Income from associates and joint			

ventures	-	2	4
Net profit of discontinued operation before impairment loss	67	33	97
Impairment loss on write-down to fair value less costs to sell	(39)	(163)	(185)
Taxation on impairment loss	-	40	29
Impairment loss after taxation	(39)	(123)	(156)
Profit/(loss) from discontinued operation per income statement	28	(90)	(59)
The cash flows from the discontinued operation are as follows:			
Cash flows from operating activities	51	51	255
Cash flows from investing activities	(28)	(18)	(153)
Cash flows from financing activities	20	(49)	(113)
The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:			
Property, plant and equipment and intangibles	1 110	229	567
Investment in associates	-	9	5
Inventories	1 122	273	353
Trade and other current receivables	842	293	328
Deferred tax assets	66	-	-
Cash and cash equivalents	4	5	27
Finance lease receivables	-	-	1 467
Assets of disposal group held for sale before impairment loss	3 144	809	2 747
Impairment loss on write-down to fair value less costs to sell	(36)	(123)	(156)
Assets of disposal group held for sale after impairment loss	3 108	686	2 591
Vehicles and equipment removed from rental fleets to be sold	228	169	249
Assets classified as held for sale	3 336	855	2 840
Interest-bearing liabilities	(31)	-	(642)
Trade and other payables	(534)	(218)	(419)
Total liabilities associated with assets classified as held for sale	(565)	(218)	(1 061)
Net assets classified as held for sale	2 771	637	1 779
Per business segment:			
Continuing operations			
Equipment	28	20	23
Industrial distribution	982	18	1 159
Motor	172	131	187
Cement	-	-	20
Corporate and other	279	-	22
Total continuing operations	1 461	169	1 411
Discontinued operations			
Scientific	1 180	-	-
Steel Tube*	130	468	368
Total group	2 771	637	1 779

* The current balance represents property not yet transferred at balance sheet date.

12. ACQUISITION OF SUBSIDIARIES INVESTMENTS AND INTANGIBLES

Inventories acquired	-	52	57
Receivables acquired	-	164	226
Payables, taxation and deferred taxation acquired	-	(184)	(230)
Borrowings net of cash	-	(379)	(512)
Property, plant and equipment, non-current assets, goodwill			

and minority shareholders	-	490	744
Net assets acquired	-	143	285
Goodwill arising on acquisitions	-	119	238
Net cash cost of subsidiaries acquired	-	262	523
Investments and intangible acquired	113	-	291
Cash amounts paid to acquire subsidiaries and investments	113	262	814
13. NET INVESTMENT IN RENTAL ASSETS AND CAR HIRE VEHICLES			
Rental assets	511	459	832
Additions	994	719	1 821
Proceeds on disposals	(483)	(260)	(989)
Car hire vehicles	267	340	1 260
Additions	1 720	1 174	3 663
Proceeds on disposals	(1 453)	(834)	(2 403)
14. COMMITMENTS			
Capital commitments to be incurred	3 002	2 364	3 105
Contracted	1 404	1 521	2 106
Approved but not yet contracted	1 598	843	999
Operating lease commitments	1 868	1 579	2 509
15. CONTINGENT LIABILITIES			
Guarantees, claims and other contingent liabilities	671	503	622
Buyback and repurchase commitments*	1 158	958	1 250
Share of buyback and repurchase commitments of joint ventures	-	16	-

* The related assets are estimated to have a value at least equal to the repurchase commitments.

16. PORTLAND HOLDINGS LIMITED (PORTHOLD)

The results of Porthold, a wholly owned Zimbabwean subsidiary have in terms of the exclusions contained in the revised IAS 27 Consolidated and Separate Financial Statements, not been consolidated into the group results as at 31 March 2007.

Significant constraints impacting on the normal operation of Porthold, has resulted in the board concluding that management does not have the ability to exercise effective control over the business. As a result, the results of Porthold have continued to be excluded from the group results in the current period. Severe restrictions are placed on our ability to access foreign currency and remit funds and as a result the investment continues to be accounted for on a fair value investment basis with dividends only being recognised to the extent they are received.

17. RELATED PARTY TRANSACTIONS

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there has been no significant transactions during the six months with associate companies, joint ventures and other related parties.

18. SUBSEQUENT EVENTS

A sale agreement for the disposal of the Melles Griot business has been concluded subsequent to 31 March 2007. The business will be sold for a premium over tangible net asset value. Completion of the deal is subject to certain suspensive conditions.

The sale of the DitchWitch of Georgia business has been concluded and paid for subsequent to 31 March 2007. The sale price includes a premium over tangible net asset value.

These transactions are not expected to have a significant impact on current year earnings or net asset value.

19. COMPARATIVE INFORMATION

Comparative information has been restated for the treatment of the Scientific segment as a discontinued operation, for the effects of the change in accounting policy in terms of IAS 19 Employee Benefits and the requirements of the South African Institute of Chartered Accountants Circular 9/2006. Transaction giving rise to adjustment to Revenue/Purchases.

The aggregate effect of the above changes on the financial statements for the period ended 31 March 2006:

R million	Previously stated	Reclassification of discontinued operation	Other restatements	Restated
Income statement				
Revenue	19 462	(748)	(51)	18 663
Operating profit	1 748	(37)	18	1 729
Fair value adjustments on financial instruments	(69)	-	-	(69)
Finance costs	(245)	3	-	(242)
Income from investments	81	-	-	81
Profit before exceptional items	1 515	(34)	18	1 499
Exceptional items	20	(4)	-	16
Profit before taxation	1 535	(38)	18	1 515
Taxation	(558)	12	(5)	(551)
Profit after taxation	977	(26)	13	964
Income from associates and joint ventures	31	-	-	31
Net profit from continuing operations	1 008	(26)	13	995
Loss from discontinued operation	(116)	26	-	(90)
Net profit for the period	892	-	13	905
Attributable to:				
Minority shareholders	160	-	-	160
Barloworld Limited shareholders	732	-	13	745
	892	-	13	905
Earnings per share (cents) - basic	349,6	-	6,2	355,8
Earnings per share (cents) - diluted	342,5	-	6,1	348,6
Balance sheet				
Long-term financial assets	781	-	(168)	613
Deferred taxation assets	527	-	241	768
Inventories	4 686	-	(28)	4 658
Trade and other receivables	6 045	-	(45)	6 000
Assets classified as held for sale	857	-	(2)	855
Other reserves	1 239	-	(61)	1 178
Retained income	9 182	-	(525)	8 657
Interest of all shareholders	12 449	-	(586)	11 863
Other non-interest-				

bearing liabilities	268	-	631	899
Trade and other payables	4 900	-	(45)	4 855
Liabilities directly associated with assets classified as held for sale	220	-	(2)	218

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2006:

R million	Previously stated	Reclassi-fication of discontinued operation	Other restatements	Re-classi-fied
Income statement				
Revenue	42 693	(1 602)	-	41 091
Operating profit	4 133	(80)	-	4 053
Fair value adjustments on financial instruments	235	-	-	235
Finance costs	(605)	9	-	(596)
Income from investments	273	(3)	-	270
Profit before exceptional items	4 036	(74)	-	3 962
Exceptional items	120	(4)	-	116
Profit before taxation	4 156	(78)	-	4 078
Taxation	(1 370)	25	-	(1 345)
Profit after taxation	2 786	(53)	-	2 733
Income from associates and joint ventures	72	-	-	72

R million	Previously stated	Reclassi-fication of discontinued operation	Other restatements	Restated
Net profit from continuing operations	2 858	(53)	-	2 805
Loss from discontinued operation	(112)	53	-	(59)
Net profit	2 746	-	-	2 746
Attributable to:				
Minority shareholders	389	-	-	389
Barloworld Limited shareholders	2 357	-	-	2 357
	2 746	-	-	2 746
Earnings per share (cents) - basic	1 138,9	-	-	1 138,9
Earnings per share (cents) - diluted	1 117,1	-	-	1 117,1

The restatement has not affected the balance sheet as at 30 September 2006.
The restatements have not impacted on cash flows.

20. AUDITOR`S REVIEW

Deloitte & Touche has reviewed these interim results. The unmodified review opinion is available for inspection at the company`s registered office.

Segmental summary

	Revenue Six months ended 31 Mar 2007 Reviewed	Revenue Six months ended 31 Mar 2006 Reviewed Restated	Revenue Year ended 30 Sept 2006 Audited Restated	Operating profit/(loss) Six months ended 31 Mar 2007 Reviewed	Operating profit/(loss) Six months ended 31 Mar 2006 Reviewed	Operating profit/(loss) Year ended 30 Sept 2006 Audited
Equipment	7 595	5 324	11 627	628	445	978
Industrial Distribution	4 015	2 975	7 045	75	32	146
Motor	7 655	6 448	13 570	352	261	615
Cement	2 588	2 183	4 863	987	856	1 903
Coatings	1 735	1 425	2 971	183	139	274
Logistics	701	273	963	36	18	47
Corporate and other	35	35	52	(104)	(22)	90
Total continuing operations	24 324	18 663	41 091	2 157	1 729	4 053
Discontinued operations - Scientific	934	748	1 602	74	37	80
- Steel tube	348	796	1 775	38	12	95
	25 606	20 207	44 468	2 269	1 778	4 228

	Fair value adjustments on financial instruments Six months ended 31 Mar 2007 Reviewed	Fair value adjustments on financial instruments Six months ended 31 Mar 2006 Reviewed Restated	Fair value adjustments on financial instruments Year ended 30 Sept 2006 Audited	Operating profit/(loss) including fair value adjustments Six months ended 31 Mar 2007 Reviewed	Operating profit/(loss) including fair value adjustments Six months ended 31 Mar 2006 Reviewed Restated	Operating profit/(loss) including fair value adjustments Year ended 30 Sept 2006 Audited
Equipment	2	(38)	141	630	407	1 119
Industrial Distribution	-	-	-	75	32	146
Motor	(2)	(10)	21	350	251	636
Cement	(4)	(1)	2	983	855	1 905
Coatings	(5)	(4)	9	178	135	283
Logistics	0	0	0	36	18	47
Corporate and other	(3)	(16)	62	(107)	(38)	152
Total continuing operations	(12)	(69)	235	2 145	1 660	4 288
Discontinued operations - Scientific	-	-	-	74	37	80
- Steel tube	-	3	(6)	38	15	89
	(12)	(66)	229	2 257	1 712	4 457

Net operating assets/(liabilaities	31 Mar 2007 Reviewed	30 Sept 2006 Audited
Equipment	5 857	5 672
Industrial Distribution	2 256	2 142
Motor	7 200	6 898
Cement	2 933	2 565
Coatings	1 151	1 038
Logistics	572	481

Corporate and other	(1 204)	(176)
Total continuing operations	18 765	18 620
Discontinued operations - Scientific	1 185	1 259
- Steel tube	130	368
	20 080	20 247

Registered office and business address
Barloworld Limited
180 Katherine Street
PO Box 782248
Sandton
2146, South Africa
Ph: +27 11 445 1000
E mail: invest@barloworld.com
United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, England
Ph: +44 190 350 2541
Transfer secretaries
Ultra Registrars (Pty) Limited
Physical address:
5th Floor,
11 Diagonal Street
Johannesburg
2000, South Africa
Postal address:
P O Box 4844
Johannesburg
2000, South Africa
Ph: +27 11 834 2266
E mail: info@ultrareg.co.za
About Barloworld
Barloworld is repositioning itself as a focused distribution company with an offering that includes integrated product support as well as, rental and logistics solutions. The core divisions of the group comprise Equipment (earthmoving and power systems), Motor (motor retail, car rental and fleet services), Materials Handling (forklift truck distribution and fleet management) and Logistics (logistics management and supply chain optimisation).
We offer flexible, value adding, integrated business solutions to our customers backed by leading global brands. The brands we represent on behalf of our principals include Caterpillar, Hyster, Avis, Mercedes, Chrysler, BMW, General Motors, Ford, Toyota, Volkswagen, Audi, Nissan, Renault, Volvo and others.
Barloworld has a proven track record of effectively managing long-term relationships with global principals and customers. We have an ability to develop and grow businesses in multiple geographies including challenging territories with high growth prospects. One of our core competencies is an ability to leverage systems and best practices across our chosen business segments. As an organisation, we are committed to play a leading role in empowerment and transformation.
The company was founded in 1902 and currently has operations in 31 countries around the world with approximately half of our 25 000 people in South Africa.
14 May 2007
Sponsor: J.P.Morgan Equities Limited
Date: 14/05/2007 08:06:27 Produced by the JSE SENS Department.

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File no: 82-35074

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BAW - Barloworld Limited - Unbundling announcement

14 May 2007

BAW
BAW
BAW - Barloworld Limited - Unbundling announcement update
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")

UNBUNDLING ANNOUNCEMENT UPDATE

Further to the announcements dated 18 December 2006, 25 January 2007 and 27 March 2007, regarding, inter alia, the proposed unbundling of Pretoria Portland Cement Company Limited ("PPC"), shareholders are advised that the circular relating to the unbundling ("the circular") is to be posted on or about 17 May 2007. It is anticipated that the general meeting at which the unbundling transaction is to be considered will be held on 8 June 2007.

Further to the announcement on 27 March 2007, the board of directors of PPC has resolved that each PPC ordinary share is to be subdivided into 10 shares of R0.10 each in the issued share capital of PPC ("PPC subdivided shares"), subject to approval from its shareholders at the PPC general meeting to be held on Friday, 8 June 2007 ("PPC subdivision"). Barloworld has signed an irrevocable undertaking with respect to the PPC subdivision, stating that it intends to vote all of the PPC shares that it controls in favour of the proposed resolutions for the PPC subdivision.

The board of directors of Barloworld has provisionally determined that, subject to shareholder approval, Barloworld will distribute 1.8555 PPC subdivided shares for every one ordinary share held by a Barloworld ordinary shareholder. Further details will be published in the circular.

It is anticipated that, subject to approval of the Barloworld shareholders at the general meeting, the unbundling will be effected as follows:

General meeting of Barloworld shareholders	Friday, 8 June 2007
Date by which final terms of the unbundling are to be published (finalisation date)	Thursday, 5 July 2007
Last day to trade in Barloworld ordinary shares in order to participate in the unbundling	Friday, 6 July
Barloworld shares trade ex the entitlement to the PPC distribution shares from commencement of business on	Monday, 9 July 2007
Unbundling record date	Friday, 13 July 2007
Unbundling date	Monday, 16 July 2007

On behalf of the Board
S Mngomezulu
Secretary
14 May 2007
SANDTON
Sponsor: JPMorgan
Date: 14/05/2007 11:01:35 Produced by the JSE SENS Department.

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File no: 82-35039

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BAW/BAWP - Barloworld - Unbundling announcement - 17 May 2007

BAW BAWP
BAW
BAW/BAWP - Barloworld - Unbundling announcement - salient dates
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

UNBUNDLING ANNOUNCEMENT - SALIENT DATES

Further to the announcement dated 14 May 2007, regarding, inter alia, the proposed unbundling of Pretoria Portland Cement Company Limited ("PPC"), shareholders are advised that the circular relating to the unbundling is to be posted today, 17 May 2007.

It is anticipated that, subject to approval of the Barloworld shareholders at the general meeting, the unbundling will be effected as follows:

General meeting of Barloworld shareholders	Friday, 8 June 2007
Date by which final terms of the unbundling are to be published (finalisation date)	Thursday, 5 July 2007
Last day to trade in Barloworld ordinary shares in order to participate in the unbundling	Friday, 6 July
Barloworld shares trade ex the entitlement to the PPC distribution shares from commencement of business on	Monday, 9 July 2007
Unbundling record date	Friday, 13 July 2007
Unbundling date	Monday, 16 July 2007

On behalf of the Board
S Mngomezulu
Secretary
17 May 2007
SANDTON
Sponsor: JPMorgan
Date: 17/05/2007 16:30:01 Produced by the JSE SENS Department.

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File no: 82-35039

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions and interpretations on pages 7 to 10 of this circular apply to this document, including this cover page and the annexures hereto.

Action required

Full details of the action required by Barloworld shareholders is set out on pages 2 and 3 of this circular.

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Share code: BAW ISIN: ZAE000026639
Share code: BAWP ISIN: ZAE000026647

Barloworld
Leading brands

Circular to Barloworld ordinary shareholders and preference shareholders

regarding:

- **the proposed distribution on the unbundling date of all the shares held by Barloworld in PPC, save for the shares to be held by a subsidiary of Barloworld for the purposes of funding Barloworld's commitment to optionholders, as at the record date, to Barloworld ordinary shareholders, in the entitlement ratio; and**
- **the granting of shareholder approval to make the distribution of such PPC shares as required by the articles, the Listings Requirements of the JSE and section 228 of the Companies Act, insofar as the making of the distribution requires such section 228 approval;**

and also relating to:

- **proposed amendments to the Barloworld share schemes; and**
- **the granting of a general authority to make distributions to Barloworld ordinary shareholders out of share premium;**

and incorporating:

- **a notice convening a general meeting of Barloworld shareholders; and**
- **a form of proxy (for use by certificated shareholders and dematerialised shareholders with "own-name" registration only).**

Financial advisor and sponsor

JPMorgan

Attorneys

BG Bowman Gilfillan Attorneys

Reporting accountants, tax advisors and independent auditors

Deloitte.
Deloitte & Touche
Registered Auditors

Date of issue: Thursday, 17 May 2007

This circular is only available in English. Copies may be obtained from the investment bank and sponsor and the transfer secretaries, whose addresses are set out in the "Corporate information and advisors of Barloworld" section of this circular.

TABLE OF CONTENTS

ACTION REQUIRED BY BARLOWORLD SHAREHOLDERS REGARDING THE UNBUNDLING, PROPOSED AMENDMENTS TO THE SHARE SCHEMES AND THE GRANTING OF A GENERAL AUTHORITY TO MAKE DISTRIBUTIONS TO BARLOWORLD ORDINARY SHAREHOLDERS OUT OF SHARE PREMIUM

This circular contains information relating to the unbundling, proposed amendments to the share schemes and the granting of a general authority to make distributions to Barloworld ordinary shareholders out of share premium. To this end, a general meeting of Barloworld shareholders will be held at 14:00 on Friday, 8 June 2007 at the registered office of Barloworld, situated at 180 Katherine Street, Sandton. A notice convening the general meeting (yellow) is attached to and forms part of this circular.

Please take careful note of the following provisions relating to the action required by Barloworld shareholders in relation to this circular and specifically the general meeting. If you are in any doubt as to what action to take, you should consult your CSDP, broker, banker, attorney, accountant or other professional advisor immediately.

If you have disposed of all your shares in Barloworld, this circular, together with the attached form of proxy (blue), should be handed to the purchaser of such shares or to the CSDP, broker, banker or other agent through whom the disposal was effected.

If you hold Barloworld ordinary share(s), you are entitled to attend the general meeting in person and to vote, or abstain from voting, all your ordinary share(s) on all the resolutions proposed at the general meeting.

If you hold Barloworld preference share(s), you are entitled to attend the general meeting in person and to vote, or abstain from voting, all your preference share(s) only on special resolution number 1, and ordinary resolutions numbers 1 and 2, contained in the notice of general meeting attached to this circular. The first two resolutions relate to the approval required for the unbundling and the third resolution relates to the general authority required to make distributions to Barloworld ordinary shareholders out of share premium.

1. IF YOU HAVE DEMATERIALISED YOUR SHARES:

With "own-name" registration

You are entitled to attend in person, or be represented by proxy, at the general meeting. If you are unable to attend the general meeting in person, but wish to be represented thereat, you must complete and return the attached form of proxy (blue), in accordance with the instructions contained therein, to be received by any of the transfer secretaries by no later than 14:00 on Wednesday, 6 June 2007.

Without "own-name" registration

You are entitled to attend in person, or be represented, at the general meeting. You must not, however, complete the attached form of proxy (blue). In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker timeously if you wish to attend in person or if you wish to be represented at the general meeting and your CSDP or broker will provide you with the necessary letter of authority for you or your proxy to attend the general meeting.

If your CSDP or broker has not contacted you, you are advised to contact your CSDP or broker and provide them with your voting instructions in the manner and by the cut-off time stipulated by your CSDP or broker as per the agreement you have with them.

If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them.

2. IF YOU HOLD CERTIFICATED SHARES:

You are entitled to attend in person, or be represented by proxy, at the general meeting. If you are unable to attend the general meeting in person, but wish to be represented thereat, you must complete and return the attached form of proxy (blue), in accordance with the instructions contained therein, to be received by any of the transfer secretaries by no later than 14:00 on Wednesday, 6 June 2007.

The attention of Barloworld ordinary shareholders is drawn to the fact that those shareholders holding Barloworld ordinary shares in certificated form will receive a share certificate in respect of the PPC distribution shares and will be required to dematerialise the shares reflected on such share certificate in order to trade such PPC distribution shares on the JSE. Barloworld ordinary shareholders holding Barloworld ordinary shares in dematerialised form will have their accounts at their CSDP or broker credited in respect of the PPC distribution shares.

Barloworld shares may not be dematerialised or re-materialised from Monday, 9 July 2007 to Friday, 13 July 2007, both days inclusive.

Barloworld will send one copy of the circular to each Barloworld shareholder at his registered address set out in the register.

If:

- two or more Barloworld shareholders share an address; or
- a Barloworld share is held jointly by more than one person,

and such Barloworld shareholders receive only one copy of the circular in respect of that address or that Barloworld share, Barloworld will, subject to the approval of the Barloworld board, upon written or oral request, deliver a separate copy of the circular to each Barloworld shareholder at the shared address or to each Barloworld shareholder who jointly holds such Barloworld share. In this regard, Barloworld may be contacted at its registered office.

If multiple copies of the circular are sent to two or more Barloworld shareholders at a shared address or to joint holders of the same Barloworld share, and such Barloworld shareholders wish in future to receive only one copy of any Barloworld circular, those Barloworld shareholders should notify Barloworld to this effect at its registered office.

The unbundling may be affected by the laws of the relevant jurisdictions of foreign shareholders. Such foreign shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions in relation to all aspects of this circular that may affect them, including the unbundling. It is the responsibility of any foreign shareholder to satisfy himself as to the full observation of the laws and regulatory requirements of the relevant jurisdiction in connection with the unbundling, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any issue, transfer or other taxes or other requisite payments due to such jurisdiction. The unbundling is governed by the laws of South Africa and is subject to any applicable laws and regulations, including the Exchange Control Regulations. Any shareholder who is in doubt as to his position, including, without limitation, his tax status, should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

IMPORTANT DATES AND TIMES

	2007
Last day for lodging of forms of proxy for the general meeting by 14:00 on	Wednesday, 6 June
General meeting of Barloworld shareholders at 14:00 on	Friday, 8 June
Results of the general meeting released on SENS on	Friday, 8 June
Results of the general meeting published in the press on	Monday, 11 June
Finalisation date; release of entitlement ratio on SENS by no later than	Thursday, 5 July
Last date to trade in Barloworld ordinary shares on the JSE in order to participate in the unbundling on	Friday, 6 July
Barloworld shares trade "ex" the entitlement to the PPC distribution shares from commencement of business on	Monday, 9 July
Record date to participate in the unbundling on	Friday, 13 July
Unbundling date on	Monday, 16 July
Share certificates in respect of the PPC distribution shares will be posted, by registered post, at the risk of the certificated Barloworld ordinary shareholders concerned, to certificated Barloworld ordinary shareholders, and dematerialised Barloworld ordinary shareholders will have their accounts at the CSDP or broker updated with the PPC distribution shares on	Monday, 16 July

Notes

1. The abovementioned times and dates are South African times and dates and are subject to change. Any such change will be released on SENS and published in the press.
2. Barloworld shareholders may not dematerialise or re-materialise their Barloworld shares between Monday, 9 July 2007 and Friday, 13 July 2007, both days inclusive.

SALIENT FEATURES

This summary contains the important features of this circular, which should be read in its entirety for a full appreciation thereof.

1. INTRODUCTION

Following deliberations by the Barloworld board, as well as shareholder engagement, it was announced on 18 December 2006 that Barloworld would unbundle PPC.

The purpose of this circular is to provide Barloworld shareholders with information regarding the terms and conditions pertaining to the unbundling, proposed amendments to the share schemes and the granting of a general authority to make distributions to Barloworld ordinary shareholders out of share premium. Furthermore, this circular serves to give notice to Barloworld shareholders of a general meeting of Barloworld shareholders in order to consider and, if deemed fit, pass, with or without modification, the resolutions necessary to implement the unbundling, proposed amendments to the share schemes and to grant a general authority to make distributions to Barloworld ordinary shareholders out of share premium.

2. RATIONALE FOR THE UNBUNDLING

The unbundling has a number of benefits, including:

- narrowing the discount between the Barloworld Group's intrinsic value and its market value;
- the significant enhancement of the free-float and tradeability of PPC shares; and
- the creation of a more focused Barloworld Group.

3. FUTURE PROSPECTS OF THE BARLOWORLD GROUP

Barloworld will be repositioned and profiled as a focused distribution company, with an offering that includes integrated product support, as well as rental and logistics solutions. The Barloworld Group will comprise businesses that fit the above strategic profile, meet strict performance criteria, and demonstrate good growth potential. Based on the factors stated above, the Barloworld board has taken the following decisions and/or actions in relation to the future composition of the Barloworld Group:

- The Barloworld Coatings division will be unbundled. This process is targeted to be concluded by the end of the calendar year.
- An agreement for the sale of Melles Griot has been concluded.
- Advisors have been appointed to assist in the disposal of the Barloworld Laboratory business and this process is now underway, with a targeted completion date by the end of the calendar year.
- The process to sell the Freightliner franchises has commenced and Barloworld is at an advanced stage in the disposal of the Vacuum Technology business. An agreement for the sale of DitchWitch has been concluded.
- The critical re-evaluation of the Materials Handling division operations is underway and a decision on the eventual scale and composition of this business will be made by the end of the financial year.
- A number of steps are also being taken to further enhance shareholder returns including downsizing the corporate office, implementing stricter capital allocation processes and improving the performance of the remaining businesses.

The process to finalise the details of the Barloworld Group's BEE transaction is on track and will be implemented as soon as practicable after the unbundling.

Barloworld, post the unbundling and repositioning referred to above, will have strong growth prospects, both organic and acquisitive, with sufficient balance sheet strength and management depth to realise these opportunities. The Barloworld board remains confident that the Barloworld Group will be able to continue to exhibit growth and create wealth.

4. SALIENT TERMS OF THE UNBUNDLING

Subject to the fulfilment or waiver of the conditions precedent referred to in paragraph 4.4 and subject to paragraph 4.2(v), all of the shares held by Barloworld in PPC, save for the shares to be held by a subsidiary of Barloworld for the purposes of funding Barloworld's commitment to optionholders, will be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on the record date, in the entitlement ratio. The distribution will be undertaken in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act.

5. NOTICE OF GENERAL MEETING

The general meeting of Barloworld shareholders will be held at 180 Katherine Street, Sandton, at 14:00 on Friday, 8 June 2007 to consider and, if deemed fit, pass, with or without modification, the resolutions required in order to implement the unbundling, proposed amendments to the share schemes and to grant a general authority to make distributions to Barloworld ordinary shareholders out of share premium.

A notice convening the general meeting (yellow) and a form of proxy (blue) for use by Barloworld shareholders holding certificated shares and Barloworld shareholders holding dematerialised shares with "own-name" registration who are unable to attend the general meeting are attached to and form part of this circular. A duly completed form of proxy (blue) must be received by any of the transfer secretaries by no later than 14:00 on Wednesday, 6 June 2007. Dematerialised shareholders without "own-name" registration are referred to page 2 of this circular concerning actions required by Barloworld shareholders.

6. DIRECTORS' OPINION AND RECOMMENDATIONS

The directors are of the opinion that the unbundling has a sound business rationale and will be to the benefit of Barloworld ordinary shareholders and recommend that Barloworld shareholders entitled to vote at the general meeting vote in favour of all the resolutions necessary to implement the unbundling, proposed amendments to the share schemes and to grant a general authority to make distributions to Barloworld ordinary shareholders out of share premium.

The directors intend to vote their respective shares in Barloworld in favour of all the abovementioned resolutions, save that they will not vote on the resolutions relating to the amendments to the share schemes in which they have an interest.

DEFINITIONS AND INTERPRETATIONS

In this circular, unless otherwise stated or clearly indicated by the context, the words in the first column have the meanings stated opposite them in the second column; words in the singular include the plural and *vice versa*; words importing one gender include the other genders; references to a person include reference to a body corporate and *vice versa*; and references to dates and times are to South African dates and times:

"ADR"	American Depositary Receipts;
"the articles"	the Articles of Association of Barloworld;
"Barloworld" or "the Company"	Barloworld Limited (Registration number 1918/000095/06), a public company incorporated and registered in accordance with the laws of South Africa, all the ordinary and preference shares of which are listed on the JSE;
"the Barloworld board"	the board of directors of Barloworld as constituted from time to time;
"Barloworld's commitment to optionholders"	the Barloworld Group's commitment to place the optionholders in a position following the unbundling that leaves them as close as possible to their respective positions as optionholders prior to the unbundling;
"the Barloworld Group"	Barloworld and its subsidiaries, from time to time;
"Barloworld interim dividend"	the distribution intended to be made by the Company to the Barloworld ordinary shareholders pro-rata to their respective holdings of ordinary shares, prior to the unbundling, as an interim dividend for the financial year ending September 2007, or as a distribution out of share premium in the place of such interim dividend, or as a combination of both;
"Barloworld ordinary shareholders"	holders of Barloworld ordinary shares;
"Barloworld ordinary shares"	ordinary shares with a par value of R0.05 each, in the issued share capital of Barloworld;
"Barloworld preference shareholders"	holders of Barloworld preference shares;
"Barloworld preference shares"	6% non-redeemable cumulative preference shares with a par value of R2.00 each, in the issued share capital of Barloworld;
"Barloworld shares"	Barloworld ordinary shares and Barloworld preference shares;
"Barloworld shareholders"	Barloworld ordinary shareholders and Barloworld preference shareholders;
"Barloworld's tax liability"	the potential tax liability of Barloworld arising from the distribution of PPC distribution shares pursuant to the unbundling to non-qualifying shareholders as defined in paragraph 4.2.1;
"BEE"	broad-based black economic empowerment as defined in the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended;
"broker"	a "stockbroker" as defined in the Securities Services Act;
"certificated shareholders"	Barloworld shareholders holding certificated shares;
"certificated shares"	Barloworld shares which have not been dematerialised in terms of the requirements of STRATE, the title to which is represented by a share certificate or other physical documents of title;
"CGT"	Capital Gains Tax levied in terms of section 26A read with the Eighth Schedule to the Income Tax Act;

"the circular" or "this circular"	this bound document, dated Thursday, 17 May 2007, containing the circular to Barloworld shareholders, the annexures thereto, a notice of the general meeting (yellow) and a form of proxy (blue);
"the common monetary area"	the geographic regions comprising South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"the Companies Act"	the Companies Act, No. 61 of 1973, as amended;
"the conditions precedent"	the conditions precedent to the unbundling set out in paragraph 4.4 of this circular;
"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act;
"dematerialise" or "dematerialisation"	the process by which certificated shares are converted or held in an electronic form as uncertificated shares and recorded in the sub-register of security holders maintained by a CSDP;
"dematerialised shareholders"	Barloworld shareholders who hold dematerialised shares;
"dematerialised shares"	Barloworld shares that have been dematerialised in accordance with STRATE, whereby physical share certificates have been validated and cancelled by the transfer secretaries and captured onto STRATE by the selected CSDP or broker and the shareholding recorded electronically;
"the directors"	the directors of Barloworld, whose names are set out on page 11 of this circular;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to certificated shares;
"EPS"	earnings per share;
"entitlement ratio"	such number of PPC shares, or PPC subdivided shares, as the case may be, for every one ordinary share held by a Barloworld ordinary shareholder, at the close of business on the record date, referred to in paragraph 4.2(iv);
"Exchange Control Regulations"	Exchange Control Regulations, 1961, as amended, issued in terms of the Currency and Exchanges Act, No. 9 of 1933, as amended;
"finalisation date"	the last date by which the entitlement ratio will be released on SENS, if it differs from the provisional entitlement ratio, which is the business day before the last date to trade and which is expected to be Thursday, 5 July 2007;
"foreign shareholders"	Barloworld ordinary shareholders who are resident in, or who are nationals or citizens of, or who have registered addresses in, countries other than South Africa;
"general meeting"	the general meeting of Barloworld shareholders to be held at the registered office of Barloworld, 180 Katherine Street, Sandton at 14:00 on Friday, 8 June 2007;
"HEPS"	headline earnings per share;
"IFRS"	International Financial Reporting Standards;
"Income Tax Act"	the Income Tax Act, No. 58 of 1962, as amended;
"the JSE"	the exchange operated by the JSE Limited (Registration number 2005/022939/06), a public company incorporated and registered in accordance with the laws of South Africa and licensed as an exchange under the Securities Services Act;

"last date to trade"	the last date to trade in Barloworld ordinary shares in order to participate in the unbundling, which is expected to be Friday, 6 July, 2007;
"the last practicable date"	Thursday, 10 May 2007, being the last practicable date prior to the finalisation of this circular;
"material"	as defined by the Listings Requirements of the JSE, that is, information that, if omitted or misstated, could influence the economic decisions of users and includes a change in, or constituent of, a particular factor that may be regarded in the circumstances as being material and that, as a rule of thumb, would normally be equal to or exceed 10%;
"NAV"	net asset value;
"optionholders"	the holders of options granted under the share option scheme;
"PPC"	Pretoria Portland Cement Company Limited (Registration number 1892/000667/06), a public company incorporated and registered in accordance with the laws of South Africa and a subsidiary of Barloworld prior to the unbundling;
"PPC distribution shares"	all of the ordinary shares held by Barloworld in the issued share capital of PPC, as at the record date, which are to be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on the record date pursuant to the unbundling, in the entitlement ratio;
"PPC shares"	ordinary par value shares of R1,00 each in the issued share capital of PPC;
"PPC subdivided shares"	ordinary par value shares of R0,10 each in the issued share capital of PPC, following the PPC subdivision;
"PPC subdivision"	the subdivision of each PPC share into 10 shares of R0,10 each, referred to in paragraph 4.1;
"provisional entitlement ratio"	1.8555:1, that is, 1.8555 PPC subdivided shares for every 1 ordinary share held by a Barloworld ordinary shareholder at the close of business on the record date as determined on the assumption set out in paragraph 4.2(iii);
"the record date"	the last date on which a Barloworld ordinary shareholder must be recorded in the register to participate in the unbundling, which is expected to be on Friday, 13 July 2007;
"the register"	the register of certificated shareholders maintained by the transfer secretaries and the sub-register of dematerialised shareholders maintained by the relevant CSDPs;
"the Registrar"	the Registrar of Companies of South Africa;
"SENS"	the Securities Exchange News Service of the JSE;
"Securities Services Act"	the Securities Services Act, No. 36 of 2004, as amended;
"share option scheme"	the Barlows 1985 Share Option Scheme (as amended);
"share purchase scheme"	the Barlows 1979 Share Purchase Scheme (as amended);
"share schemes"	the share option scheme and the share purchase scheme;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel, established in terms of section 440B of the Companies Act;
"SRP Code"	the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP, issued pursuant to the Companies Act;

"Stamp Duties Act"	the Stamp Duties Act, No. 77 of 1968, as amended;
"STC"	Secondary Tax on Companies levied in terms of section 64B of the Income Tax Act;
"STRATE"	STRATE Limited (Registration number 1998/022242/06), a public company incorporated and registered in accordance with the laws of South Africa and a registered central securities depository responsible for the electronic custody and settlement system used by the JSE;
"TNAV"	tangible net asset value;
"the transfer secretaries"	Link Market Services South Africa (Proprietary) Limited (Registration number 2000/007239/07), the transfer secretaries of Barloworld in South Africa, Lloyds TSB Registrars (a division of Lloyds TSB Bank plc), the transfer secretaries of Barloworld in the United Kingdom, and Transfer Secretaries (Proprietary) Limited (Registration number 93/713), the transfer secretaries of Barloworld in Namibia;
"the trust"	the trust created for the purposes of the share purchase scheme;
"the unbundling"	the proposed unbundling of PPC, that is the proposed distribution by Barloworld to Barloworld ordinary shareholders, recorded in the register at the close of business on the record date, of the PPC distribution shares as permitted by section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act, in the entitlement ratio;
"the unbundling date"or "date of unbundling"	the date of distribution of the PPC distribution shares, which is expected to be Monday, 16 July 2007;
"Uncertificated Securities Tax Act"	the Uncertificated Securities Tax Act, No. 31 of 1998, as amended;
"US"	United States of America.

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Share code: BAW ISIN: ZAE000026639
Share code: BAWP ISIN: ZAE000026647

Barloworld
Leading brands

Executive directors

C B Thomson *(CEO)*
P J Blackbeard
B P Diamond
J E Gomersall*
A J Lamprecht
M Laubscher
O I Shongwe
P M Surgey
D G Wilson

Independent non-executive directors

D B Ntsebeza *(Chairman)*
S A M Baqwa
A G K Hamilton*
M J Levett
S Mkhabela
T S Munday
T H Nyasulu
S B Pfeiffer**
G Rodriguez de Castro***
E P Theron
R C Tomkinson*

* *British*
** *American*
*** *Spanish*

CIRCULAR TO BARLOWORLD SHAREHOLDERS

1. INTRODUCTION

Following deliberations by the Barloworld board, as well as shareholder engagement, it was announced on 18 December 2006 that Barloworld would unbundle PPC.

The purpose of this circular is to provide Barloworld shareholders with information regarding the terms and conditions pertaining to the unbundling, proposed amendments to the share schemes and the granting of a general authority to make distributions to Barloworld ordinary shareholders out of share premium. Furthermore, this circular serves to give notice to Barloworld shareholders of a general meeting of Barloworld shareholders in order to consider and, if deemed fit, pass, with or without modification, the resolutions necessary to implement the unbundling, proposed amendments to the share schemes and to grant a general authority to make distributions to Barloworld ordinary shareholders out of share premium.

2. RATIONALE FOR THE UNBUNDLING

PPC has built a strong financial and operating track record in an industry that falls outside the scope of Barloworld's strategic objective of repositioning itself as a focused distribution company. The Barloworld

Group has elected to focus on distribution businesses that include integrated product support, as well as rental and logistics solutions (see paragraph 3). As a result, Barloworld has committed itself to divest of the Barloworld Group's non-core assets, including Barloworld's interest in PPC, in order to focus on businesses that fit the Barloworld Group's strategic profile more closely.

The unbundling also has the following benefits for Barloworld shareholders:

- narrowing the discount between the Barloworld Group's intrinsic value and its market value;
- the significant enhancement of the free-float and tradeability of PPC shares; and
- the creation of a more focused Barloworld Group.

3. FUTURE PROSPECTS OF THE BARLOWORLD GROUP

Barloworld will be repositioned and profiled as a focused distribution company, with an offering that includes integrated product support, as well as rental and logistics solutions. On completion of the repositioning, the Barloworld Group will have the following defining characteristics and competencies:

- The provision of flexible, value adding, integrated customer solutions in the areas of:
  - Earthmoving and power systems (Barloworld Equipment);
  - Vehicle usage (Barloworld Motor);
  - Materials handling (Barloworld Handling);
  - Logistics management and supply chain optimisation (Barloworld Logistics).
- Representation of leading global brands supported by the Barloworld service offering.
- Effective management of long-term relationships with global principals and customers.
- Ability to develop and grow businesses in multiple geographies including challenging territories with high growth prospects.
- Commitment to lead in empowerment and transformation.

Based on the above profile, characteristics and competencies, the Barloworld board has taken the following decisions and/or actions in relation to the future composition of the Barloworld Group:

- The Barloworld Coatings division will be unbundled. This process is targeted to be concluded by the end of the calendar year.
- An agreement for the sale of Melles Griot has been concluded.
- Advisors have been appointed to assist in the disposal of the Barloworld Laboratory business and this process is now underway, with a targeted completion date by the end of the calendar year.
- The process to sell the Freightliner franchises has commenced and Barloworld is at an advanced stage in the disposal of the Vacuum Technology business. An agreement for the sale of DitchWitch has been concluded.
- The critical re-evaluation of the Materials Handling division operations is underway and a decision on the eventual scale and composition of this business will be made by the end of the financial year.
- A number of steps are also being taken to further enhance shareholder returns including downsizing the corporate office, implementing stricter capital allocation processes and improving the performance of the remaining businesses.

The process to finalise the details of the Barloworld Group's BEE transaction is on track and will be implemented as soon as practicable after the unbundling.

Barloworld, post the unbundling and repositioning referred to above, will have strong growth prospects, both organic and acquisitive, with sufficient balance sheet strength and management depth to realise these opportunities. The Barloworld board remains confident that the Barloworld Group will be able to continue to exhibit growth and create wealth.

4. PARTICULARS OF THE UNBUNDLING

(i) As at the last practicable date, Barloworld directly and indirectly, through a subsidiary, Barlows Cement Investments Limited (Registration number 1971/011042/06) ("BCI"), holds 38 528 431 PPC

shares constituting 71.67% of the issued share capital of PPC. Subject to paragraph 4.2.1, BCI will, prior to the unbundling, transfer all of the shares it holds in PPC to Barloworld, other than those referred to in paragraph (iii) below. Subject to the fulfilment or waiver of the conditions precedent referred to in paragraph 4.4, and subject to paragraph 4.2(v), all of the shares held directly by Barloworld in PPC, as at the record date, will be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on the record date, in the entitlement ratio. The distribution will be undertaken in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act.

(ii) On the assumption that the PPC subdivision will be implemented by the unbundling date, Barloworld will, on that date, directly hold and distribute 385 284 310 PPC subdivided shares, less such number of shares as is required to be retained by a subsidiary of Barloworld to fund what is estimated to be Barloworld's commitment to optionholders.

(iii) At the last practicable date, on the assumption referred to above, the Barloworld board estimated that it needs to retain 7 920 420 PPC subdivided shares through a subsidiary of Barloworld to fund Barloworld's commitment to optionholders. Insofar as any optionholders as at the last practicable date exercise their options on or before Thursday, 28 June 2007, the number of shares to be retained by a subsidiary of Barloworld as referred to above will be reduced and the total number of shares for distribution to Barloworld ordinary shareholders will be increased accordingly. This will not affect the entitlement ratio.

4.1 PPC subdivision

The board of directors of PPC has agreed to the PPC subdivision, subject to approval from its shareholders at the PPC general meeting to be held on Friday, 8 June 2007. Barloworld has signed an irrevocable undertaking with respect to the PPC subdivision, stating that it intends to vote all of the PPC shares that it controls in favour of the proposed special resolutions for the subdivision.

It is expected that the PPC subdivision will occur on or before the unbundling date, but in any event prior to the unbundling.

PPC has agreed to propose that the PPC subdivision becomes effective on the unbundling date, and has also agreed to use its reasonable endeavours to procure the fulfilment of all conditions to which the PPC subdivision is subject by the day before the finalisation date. If those conditions are fulfilled by that date, the entitlement ratio and the number of shares to be distributed will be determined on the basis that the PPC subdivision will occur by the unbundling date. If those conditions are not fulfilled by that date, the entitlement ratio and the number of PPC distribution shares to be distributed will be determined on the basis that the PPC subdivision will not occur at all or will occur after the unbundling date. In that regard, the total number of PPC distribution shares which would have been distributed will be divided by 10, and the entitlement ratio will be amended accordingly. If the entitlement ratio is 1.8555:1, it will be amended to 0.18555:1. In addition, PPC has undertaken to Barloworld that if the conditions are not fulfilled by the day before the finalisation date, the PPC subdivision will not occur until after the unbundling date.

4.2 Entitlement ratio

(i) Subject to paragraphs 4.1 and 4.2.2, the number of PPC subdivided shares to be unbundled for every one Barloworld ordinary share held by a Barloworld ordinary shareholder, at the close of business on the record date, will be 1.8555. This is the "provisional entitlement ratio".

(ii) Annexure 1 to this circular contains a table setting out the number of PPC distribution shares to which Barloworld ordinary shareholders will be entitled in terms of the unbundling, based on the provisional entitlement ratio.

(iii) The provisional entitlement ratio has been determined by the Barloworld board on the assumption that the PPC subdivision will occur immediately before the unbundling and that Barloworld's tax liability will be insignificant or non-existent.

(iv) If the Barloworld board believes that Barloworld's tax liability could become significant, the Barloworld board may at any time on or before the finalisation date decide that up to 16 415 840 PPC subdivided shares or 1 641 584 PPC shares, as the case may be, will be retained by a subsidiary of Barloworld to fund what is estimated to be Barloworld's tax liability.

As a result, fewer PPC distribution shares will be distributed to Barloworld ordinary shareholders, and the provisional entitlement ratio will be amended accordingly. On the assumption that the PPC subdivision will be implemented by the unbundling date and that 16 415 840 PPC subdivided shares will be retained, the entitlement ratio will be 1.7765:1. As stated in paragraph 4.1, if the conditions to which the PPC subdivision is subject are not fulfilled by the day before the finalisation date, the provisional entitlement ratio will be amended accordingly. Any such amendment made pursuant hereto will be released on SENS on or before the finalisation date, and the ratio so released will be "the entitlement ratio". If no such amendment is made, the provisional entitlement ratio will be the "entitlement ratio".

(v) If the Barloworld board believes that Barloworld's tax liability could become so significant as to remove the benefits to Barloworld ordinary shareholders of the unbundling, it may at any time on or before the finalisation date terminate the unbundling with immediate effect, by the release on SENS, on or before the finalisation date, of a notice to this effect.

4.2.1 Tax relief available for unbundling transactions

As stated in paragraph 9.2, Barloworld intends to rely on the provisions of section 46 of the Income Tax Act for the unbundling. This section provides relief from the CGT and STC which would ordinarily be payable in respect of transactions of this nature. Currently the relief is not available for distributions to any Barloworld ordinary shareholder who acquires more than 5% of the PPC distribution shares, and who is not subject to South African normal tax or tax as defined in the Tax on Retirement Funds Act, No. 38 of 1996, in South Africa ("non-qualifying shareholders"). It has been announced that tax on retirement funds is to be abolished and, accordingly, it is anticipated that the specific requirements of section 46 of the Income Tax Act will change. It is not anticipated that these amendments will have an adverse impact on the tax position of Barloworld in respect of the unbundling, but if the effect of the amendments is such that Barloworld has non-qualifying shareholders on the last date to trade, CGT and STC will be payable by Barloworld in respect of the distribution of the PPC distribution shares to those shareholders.

4.2.2 Rounding

If the application of the entitlement ratio would result in the aggregate number of PPC distribution shares to be distributed to a Barloworld ordinary shareholder not being a whole number, the relevant fraction will be rounded up to the nearest whole number if the fraction is equal to or greater than 0.5 of a PPC subdivided share, or PPC share, as the case may be; or rounded down to the nearest whole number if the fraction is less than 0.5 of a PPC subdivided share, or PPC share, as the case may be.

4.3 Procedure for implementation of the unbundling

A general meeting of Barloworld shareholders will be held at 180 Katherine Street, Sandton, at 14:00 on Friday, 8 June 2007 to consider and, if deemed fit, pass, with or without modification, the resolutions required, and contained in the notice of general meeting (yellow) attached to and forming part of this circular, for the unbundling, proposed amendments to the share schemes and the grant of a general authority to make distributions to Barloworld ordinary shareholders out of share premium.

For the purpose of the unbundling:

- Barloworld ordinary shareholders holding certificated shares will be issued their respective PPC distribution shares in certificated form and share certificates will be posted, at the risk of the Barloworld ordinary shareholders concerned, by registered post, to the addresses reflected in the register on the record date. Such Barloworld ordinary shareholders are advised that they will have to dematerialise the PPC distribution shares received by them in certificated form, prior to trading in such shares on the JSE; and
- Barloworld ordinary shareholders holding dematerialised shares will have their respective PPC distribution shares credited to their accounts maintained by their CSDP or broker, as the case may be.

Documents of title in respect of Barloworld ordinary shares held are not required to be surrendered in order to receive the PPC distribution shares.

Barloworld ordinary shareholders resident outside South Africa must satisfy themselves as to the full observance of the laws of their country or territory of residence in relation to all aspects of this circular that may affect them, including the unbundling, as discussed in more detail in paragraph 8, as well as the Exchange Control Regulations, summarised in paragraph 15.

4.4 Conditions precedent to the unbundling

4.4.1 The unbundling is subject to the fulfilment or, where applicable, waiver of the following conditions precedent on or before the finalisation date:

4.4.1.1 the passing by the Barloworld shareholders at the general meeting of the special resolution necessary to implement the unbundling, namely special resolution number 1 contained in the notice of the general meeting, insofar as the passing of such special resolution is necessary to implement the unbundling;

4.4.1.2 the passing by the Barloworld shareholders at the general meeting of the ordinary resolution necessary to implement the unbundling, namely ordinary resolution number 1 contained in the notice of the general meeting;

4.4.1.3 the registration by the Registrar of the special resolution referred to in paragraph 4.4.1.1, if applicable; and

4.4.1.4 the Barloworld board resolves to distribute the PPC distribution shares in the entitlement ratio and the entitlement ratio is released on SENS.

4.4.2 The Barloworld board may at any time, in its discretion, waive the fulfilment of the conditions referred to in paragraphs 4.4.1.1 and 4.4.1.3 on or before the finalisation date.

4.5 Implementation of the unbundling

4.5.1 If the conditions precedent referred to in paragraph 4.4 are fulfilled or, where applicable, waived on or before Thursday, 5 July 2007:

4.5.1.1 the record date will be Friday, 13 July 2007; and

4.5.1.2 all of the PPC distribution shares will on Monday, 16 July 2007 be distributed to Barloworld ordinary shareholders recorded in the register at the close of business on Friday, 13 July 2007, in the entitlement ratio.

4.5.2 Barloworld ordinary shareholders holding certificated shares will be issued their respective PPC distribution shares in certificated form and share certificates will be posted, at the risk of the Barloworld ordinary shareholders concerned, by registered post, on Monday, 16 July 2007, to the addresses reflected in the register on the record date. Such Barloworld ordinary shareholders are advised that they will have to dematerialise the PPC distribution shares received by them in certificated form, prior to trading in such shares on the JSE. Barloworld ordinary shareholders holding dematerialised shares will have their accounts at their CSDP or broker updated on Monday, 16 July 2007.

4.5.3 If the conditions precedent referred to in paragraph 4.4 above are fulfilled or, where applicable, waived after the finalisation date, the dates referred to above will change. Any such change will be released on SENS and published in the press.

4.6 SRP dispensation

The SRP has exempted the Company from having to comply with Rules 3.1 and 22.1 of the SRP Code, which, in brief, exempts the Barloworld board from having to obtain a "fair and reasonable opinion" in respect of the unbundling and having to disclose such advice.

5. FINANCIAL EFFECTS

The illustrative *pro forma* financial effects set out below have been prepared to assist Barloworld shareholders to assess the impact of the unbundling on the EPS, HEPS, NAV and TNAV per Barloworld ordinary share. The material assumptions are set out in the notes following the table. Due to the nature of the *pro forma* financial effects, they may not fairly present the Barloworld Group's financial position after the unbundling, nor the effect on the Barloworld Group's future earnings. The *pro forma* financial effects are the responsibility of the Barloworld board and are provided for illustrative purposes only.

Impact on Barloworld

	Barloworld before the unbundling (cents)	Barloworld after the unbundling (cents)	Change (%)
EPS	390[1]	325[2]	(17)
HEPS	467[1]	404[2]	(13)
NAV per share	6 194[3]	5 081[4]	(18)
TNAV per share	4 803[3]	3 886[4]	(19)

Impact on Barloworld ordinary shareholders

	Barloworld before the unbundling (cents)	Barloworld after the unbundling (cents)	PPC earnings/ value per Barloworld share (cents)	Barloworld after unbundling and PPC values combined (cents)	Change (%)
EPS	390[1]	325[2]	202[5]	527	35[7]
HEPS	467[1]	404[2]	201[5]	605	30[7]
NAV per share	6 194[3]	5 081[4]	615[6]	5 696	(8)
TNAV per share	4 803[3]	3 886[4]	620[6]	4 506	(6)

Notes:

1. The EPS and HEPS, as set out in the "Barloworld before the unbundling" column of the table, have been extracted from the reviewed condensed financial statements of the Barloworld Group for the six months ended 31 March 2007 and have been calculated based on a fully converted weighted average of 201 686 000 Barloworld ordinary shares in issue.

2. The EPS and HEPS, as set out in the "Barloworld after the unbundling" column of the table, have been calculated on the earnings of the Barloworld Group excluding PPC, based on a weighted average of 201 686 000 Barloworld ordinary shares in issue.

3. The NAV and TNAV per Barloworld ordinary share, as set out in the "Barloworld before the unbundling" column of the table, have been extracted from the reviewed condensed financial statements of the Barloworld Group for the six months ended 31 March 2007 and calculated based on 203 345 000 Barloworld ordinary shares in issue at 31 March 2007.

4. The NAV and TNAV per Barloworld ordinary share, as set out in the "Barloworld after the unbundling" column of the table, have been calculated on the balance sheet of the Barloworld Group, excluding PPC, based on 203 345 000 Barloworld ordinary shares in issue at 31 March 2007.

5. The EPS and HEPS, as set out in the "PPC earnings/value per Barloworld share" column of the table, have been calculated on the reviewed earnings of PPC for the six months ended 31 March 2007, based on a weighted average of 385 284 310 PPC subdivided shares and the provisional entitlement ratio.

6. The NAV and TNAV, as set out in the "PPC earnings/value per Barloworld share" column of the table, have been calculated on the reviewed balance sheet of PPC at 31 March 2007, based on 385 284 310 PPC subdivided shares and the provisional entitlement ratio.

7. The increase in EPS and HEPS is caused by the estimated initial gain on the write up to market value of the PPC shares retained by Barloworld for purposes of funding Barloworld's commitment to optionholders (refer to Annexure 2 note 2(c)). Subsequent fair value adjustments of the shares is expected to, over time, be offset by fair value adjustments of the liabilities in respect of the share option scheme.

The complete *pro forma* financial information of the Barloworld Group for the six months ended 31 March 2007 is set out in Annexure 2 in order to illustrate the impact of the unbundling on the reported financial information of the Barloworld Group had the unbundling occurred on 1 October 2006 for income statement purposes and on 31 March 2007 for balance sheet purposes. The *pro forma* financial information does not constitute a representation of the future financial position or performance of the Barloworld Group after the implementation of the unbundling and is provided for illustrative purposes only. The reporting accountants' report on the *pro forma* financial effects and *pro forma* financial information is contained in Annexure 3.

6. SHARE OPTION SCHEME

6.1 Barloworld's share scheme has two components:

- the share option scheme; and
- the share purchase scheme.

6.2 The share option scheme enables Barloworld to award options over its ordinary shares to selected employees of the Barloworld Group worldwide. The share purchase scheme provides for loans to be advanced to optionholders in order to fund the Barloworld ordinary shares acquired in terms of the share option scheme. The schemes were designed to focus management performance on creating shareholder value. The current rules of the share schemes do not make specific provision for transactions of the nature of the unbundling.

6.3 The Barloworld board is of the view that optionholders should not be advantaged or prejudiced by the unbundling, and should be placed in a position after the unbundling that leaves them as close as possible to the position that they find themselves in prior to the unbundling. As a result of the terms and conditions of the share schemes, the unbundling will have a substantial negative effect on the optionholders. Accordingly, the directors have proposed the following:

- each optionholder be offered options to acquire such number of shares in PPC as the optionholder would have been entitled to receive for each one Barloworld ordinary share which is the subject of his existing options ("the related Barloworld share") as if he had been the holder of the related Barloworld share on the record date ("the PPC options");
- that existing share option exercise prices be reset and the exercise prices to be applied to the PPC options should be determined in such a manner that the optionholder is placed in a position where the intrinsic value of his current options is retained to the best extent possible;
- that existing loans owing under the share purchase scheme be apportioned to reflect the relative values of the underlying Barloworld and PPC shares, respectively; and
- that PPC employees who cease to be employees of the Barloworld Group as a result of the unbundling will be permitted to remain on the share schemes until all PPC optionholders' existing options have been exercised or have lapsed, provided that appropriate compensation is received by Barloworld from PPC for the cost incurred by it in retaining these employees on the share scheme (no further options or loans will be granted to these employees).

6.4 At the last practicable date, there were 4 268 617 Barloworld options that were either unvested or vested but not exercised. Of these, 507 574 are held by employees of PPC who will cease to be employees of the Barloworld Group as a result of the unbundling.

6.5 Participants of the share schemes who remain employed by the Barloworld Group after the unbundling and persons to whom such employees have in terms of the share option scheme ceded their options will be offered the opportunity to elect prior to the unbundling not to receive PPC options, but rather to proportionally increase the number of Barloworld share options instead, at an exercise price determined according to the principles whereby optionholders are neither advantaged nor prejudiced, as set out in paragraph 6.3.

6.6 A subsidiary of Barloworld will retain approximately 7 920 420 PPC subdivided shares, or 792 042 PPC shares, as the case may be, in order to enable it to meet what is expected to be Barloworld's commitment to optionholders.

6.7 In order to give effect to these proposals, the rules of the share option scheme require amendment. If ordinary resolution number 3 contained in the notice of general meeting attached to this circular is passed, the Barloworld board will be authorised to amend the share option scheme to enable directors to vary the price of existing options, grant new options in an unbundled company or grant additional options in Barloworld in the event of an unbundling. In these circumstances the auditors of Barloworld are required to certify that optionholders are not prejudiced or given benefits beyond those prevailing prior to the unbundling. If ordinary resolution number 3 is passed, it will also authorise the Barloworld board to amend the share option scheme to permit an adjustment of the number of shares that are the subject of any option and/or the purchase price thereof shall be adjusted in such manner as the Company's auditors determine to be appropriate in making such determination in the case of a declaration and payment of a special dividend.

6.8 In addition, further changes to the rules of the share option and share purchase schemes are required following recent changes to accounting regulations and income tax legislation, in particular the requirement to expense share-based payments in terms of IFRS and the introduction of section 8C of the Income Tax Act. These changes are contained in ordinary resolutions numbers 4 and 5, respectively.

6.9 If ordinary resolution number 4 is passed, the Barloworld board will be authorised to amend the share option scheme to permit the directors of subsidiary companies to award Barloworld options to their employees. If ordinary resolution number 5 is passed, the Barloworld board will be authorised to amend the share purchase scheme to enable the directors to extend the period for the repayment of the loans under the share purchase scheme to one year after the termination of employment with the Barloworld Group for any reason whatsoever, other than death. In addition, ordinary resolution number 5 permits the trust to acquire shares at market value and to sell them to employees to meet commitments of the share purchase scheme and to purchase call options over the shares to protect the trust against losses. It also enables the trustees of the trust to allocate the income and expenses of the trust to Barloworld and its subsidiaries, provided that such allocation is reasonable, thereby ensuring the allocation of losses and expense to the income-earning subsidiary companies that employ the optionholders.

7. WORKING CAPITAL STATEMENT

The directors are of the opinion and have reasonable grounds for believing that, subsequent to the unbundling, the working capital available to the Barloworld Group will be sufficient for its requirements and will remain sufficient for the 12 months following the date of issue of this circular, and specifically, the directors, having considered the effect of the unbundling, are of the opinion that:

- the Barloworld Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of issue of this circular;
- the assets of the Barloworld Group will be in excess of the liabilities of the Barloworld Group for a period of 12 months after the date of issue of this circular. For this purpose, the assets and liabilities should be recognised and measured in accordance with the accounting policies used in the latest audited annual Barloworld Group financial statements;
- the share capital and reserves of the Barloworld Group will be adequate for the ordinary business purposes for a period of 12 months after the date of issue of this circular; and
- the working capital of the Barloworld Group will be adequate for the ordinary business purposes of the Barloworld Group for a period of 12 months after the date of issue of this circular.

8. FOREIGN SHAREHOLDERS

The unbundling may be affected by the laws of the relevant jurisdictions of foreign shareholders. Such foreign shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions in relation to all aspects of this circular that may affect them, including the unbundling. It is the responsibility of any foreign shareholder to satisfy himself as to the full observation of the laws and regulatory requirements of the relevant jurisdiction in connection with the unbundling, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any issue, transfer or

other taxes or other requisite payments due to such jurisdiction. The unbundling is governed by the laws of South Africa and is subject to any applicable laws and regulations, including the Exchange Control Regulations. Any Barloworld ordinary shareholder who is in doubt as to his position, including, without limitation, his tax status, should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

If Barloworld is advised by a foreign shareholder that because of the laws of the jurisdiction of that shareholder, he is unable to receive any of the PPC distribution shares to be distributed to him, or Barloworld is not entitled to distribute any of the PPC distribution shares to a foreign shareholder because of the laws of the jurisdiction of that shareholder, then Barloworld may instruct its transfer secretaries in South Africa to dispose of the relevant PPC distribution shares on behalf of the relevant foreign shareholder as expeditiously as possible post the unbundling and upon receipt of notification by the foreign shareholder, and pay the proceeds of such disposal to the foreign shareholder in cash in Rand (net of costs and duties) derived from such disposal. Dematerialised shareholders should notify their CSDP if they are unable to receive the PPC distribution shares by no later than Friday, 6 July 2007 and certificated shareholders should notify the appropriate transfer secretary by no later than Friday, 13 July 2007.

The PPC distribution shares will not be registered with the US Securities and Exchange Commission ("SEC") under the US Securities Act of 1933, as amended, or any US state securities laws. Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the PPC distribution shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

Barloworld ordinary shareholders and/or holders of Barloworld ADRs who are citizens or residents of the US are advised that the PPC distribution shares have not been and will not be registered under the US Securities Exchange Act of 1934, as amended. PPC has obtained an exemption from the registration and reporting requirements of Section 12(g) of the US Securities Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, PPC will comply with the information supplying requirements of Rule 12g3-2(b), which requires PPC to furnish to the SEC information that: (i) it has made or is required to make public in South Africa; (ii) it has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; and (iii) it has distributed or is required to distribute to its security holders. Information that is furnished to the SEC by PPC may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Barloworld intends to distribute PPC distribution shares to the Barloworld ordinary shareholders who are citizens or residents of the US. Holders of Barloworld ADRs should consult their Depositary Bank to determine their entitlement to any of the PPC distribution shares. PPC does not currently have an ADR programme in place, and the Barloworld board has been informed by PPC that PPC does not intend to adopt an ADR programme following the unbundling.

9. TAXATION CONSIDERATIONS REGARDING THE UNBUNDLING

9.1 Introduction

This summary of the taxation implications of the unbundling serves as a general guide and is not intended to constitute a complete analysis of the tax consequences under South African tax law to Barloworld ordinary shareholders as a result of the unbundling. It is not intended to be, nor should it be considered to be, legal or tax advice. Barloworld ordinary shareholders should, therefore, consult their own tax advisors about the tax consequences of the unbundling on their personal tax positions. Barloworld and PPC and their respective advisors will not be responsible for the tax consequences of the unbundling on Barloworld ordinary shareholders under South African law, laws of the jurisdiction of their residence, and any tax treaty between South Africa and their country of residence.

The unbundling by Barloworld will, for tax purposes, be effected in terms of section 46 of the Income Tax Act. The South African tax implications for Barloworld and the Barloworld ordinary shareholders have been summarised below to the extent that the unbundling falls within the ambit of section 46 of the Income Tax Act.

9.2 Tax considerations for Barloworld

In terms of section 46 of the Income Tax Act, the unbundling will have the following tax implications for Barloworld:

9.2.1 The distribution of the PPC distribution shares will be deemed not to be a dividend for STC purposes in terms of section 64B of the Income Tax Act except to the extent that shares are distributed to a non-qualifying shareholder as described in paragraph 4.2.1. To the extent that the distribution is made to Barloworld ordinary shareholders (other than the non-qualifying shareholders), Barloworld will not become liable for STC as a result of the unbundling.

9.2.2 Barloworld must disregard the distribution of the PPC distribution shares for purposes of determining its taxable income or assessed loss, except to the extent that shares are distributed to a non-qualifying shareholder as described in paragraph 4.2.1. To the extent that the distribution is made to Barloworld ordinary shareholders (other than the non-qualifying shareholders), Barloworld will not become liable for CGT or income tax as a result of the unbundling.

9.3 South African tax considerations for Barloworld ordinary shareholders

In terms of section 46 of the Income Tax Act, the unbundling will have the following South African tax implications for Barloworld ordinary shareholders:

9.3.1 Any PPC distribution shares acquired by a Barloworld ordinary shareholder that is a company in terms of the unbundling must be deemed not to be a dividend accrued to such company for the purposes of section 64B(3) of the Income Tax Act. Consequently, no STC credits will be allowable to Barloworld ordinary shareholders as a result of the unbundling.

9.3.2 A Barloworld ordinary shareholder acquiring PPC distribution shares in terms of the unbundling must be deemed to have acquired the Barloworld ordinary shares and the PPC distribution shares at a cost equal to:

- where the Barloworld ordinary shares were held by that shareholder as trading stock, the amount taken into account by the shareholder in respect of those Barloworld ordinary shares, as contemplated in section 11(a), section 22(1), or section 22(2) of the Income Tax Act; or
- where the Barloworld ordinary shares were held by that shareholder as capital assets, the expenditure in respect of those shares allowable in terms of paragraph 20 of the Eighth Schedule to the Income Tax Act, or, where applicable, the market value of those shares determined by that shareholder as contemplated in paragraph 29(4) of the Eighth Schedule to the Income Tax Act. Barloworld ordinary shareholders, who acquired their Barloworld ordinary shares before 1 October 2001, may adopt (in certain circumstances) the market value of the Barloworld ordinary shares at 1 October 2001 as the base cost for CGT purposes ("valuation date value"). The valuation date value contemplated in terms of this paragraph is the price published by the Commissioner for the South African Revenue Service in the Government Gazette, being the aggregate value of all transactions in Barloworld ordinary shares traded on the JSE during the 5 business days preceding 1 October 2001, divided by the total quantity of Barloworld ordinary shares traded during the same period. Such published value is R47,74 in respect of each Barloworld ordinary share. The base cost of Barloworld ordinary shares acquired on or after 1 October 2001 is the expenditure actually incurred in respect of or directly related to the cost of acquisition of such Barloworld ordinary shares allowable in terms of paragraph 20 of the Eighth Schedule to the Income Tax Act.

9.3.3 A Barloworld ordinary shareholder must determine the portion of the cost, as contemplated in paragraph 9.3.2 above, attributable to the PPC distribution shares as follows:

$A \times [B/(B + C)]$;

where:

A = total cost/valuation date value (as per paragraph 9.3.2 above);

B = the "market value" of all PPC distribution shares received in respect of that Barloworld ordinary share in terms of the unbundling; and

C = the "market value" of Barloworld ordinary shares, in respect of which the PPC distribution shares in "B" were received.

(Such "market values" shall be determined as at the close of business the day after the unbundling date.)

9.3.4 Such apportioned cost or valuation date value, as the case may be, as contemplated in paragraph 9.3.3, must be treated by that Barloworld ordinary shareholder as:

- an amount to be taken into account by that shareholder in respect of those PPC distribution shares for the purposes of section 11(a), section 22(1) or section 22(2) of the Income Tax Act, where such shareholder held the Barloworld ordinary shares as trading stock and acquired those PPC distribution shares as trading stock; or
- expenditure actually incurred by that shareholder in respect of those PPC distribution shares for the purposes of paragraph 20 of the Eighth Schedule to the Income Tax Act or as the valuation date value adopted by that shareholder as contemplated by paragraph 29(4) of the Eighth Schedule, where such shareholder held the Barloworld ordinary shares as capital assets and acquired those PPC distribution shares as capital assets.

9.3.5 A Barloworld ordinary shareholder must determine the portion of the cost or valuation date value, as the case may be, as contemplated in paragraph 9.3.2, attributable to the Barloworld ordinary shares by reducing that cost or, where applicable, valuation date value, by the amount attributable to the PPC distribution shares determined in terms of paragraph 9.3.3.

9.3.6 A Barloworld ordinary shareholder's shares and those PPC distribution shares acquired pursuant to the unbundling must be deemed to be the same shares in respect of the date of acquisition of such Barloworld ordinary shares and the date of incurring of any expenditure in respect of such Barloworld ordinary shares.

9.3.7 Where a Barloworld ordinary shareholder, who holds Barloworld ordinary shares as a result of the exercise by that shareholder of a right contemplated in section 8A of the Income Tax Act, receives PPC distribution shares pursuant to the unbundling, a portion of any gain made by that shareholder in the exercise of that right to acquire those Barloworld ordinary shares must be included in the income of that shareholder:

- in the year of assessment during which that shareholder becomes entitled to dispose of such PPC distribution shares acquired, which portion shall be calculated as follows:

  A x [B / (B + C)];

  where:

  A = the gain previously made in exercising the right to acquire the said Barloworld ordinary shares;

  B = the "market value" of all PPC distribution shares received in respect of that Barloworld ordinary share in terms of the unbundling; and

  C = the "market value" of Barloworld ordinary shares in respect of which the PPC distributions shares in "B" were received.

  (Such "market values" shall be determined as at the close of business the day after the unbundling date.)

9.3.8 In the year of assessment during which a Barloworld ordinary shareholder, as contemplated in paragraph 9.3.7, becomes entitled to dispose of the Barloworld ordinary shares, the portion of any such gain to be included in the income of that shareholder shall be calculated by reducing such gain by the amount which has been determined or is to be determined in respect of the PPC distribution shares in terms of paragraph 9.3.7.

9.3.9 The unbundling will be exempt from the payment of Stamp Duty or Uncertificated Securities Tax on the registration of the transfer of those PPC distribution shares into the names of the Barloworld ordinary shareholders in terms of Item 15(3)(x)(v) of Schedule 1 of the Stamp Duties Act and from uncertificated securities tax in terms of section 6(b)(ix)(ee) of the Uncertificated Securities Tax Act on the change of beneficial ownership of the PPC distribution shares in favour of the Barloworld ordinary shareholders.

9.4 Certain material US federal income tax considerations for US Barloworld ordinary shareholders

9.4.1 Introduction

The following is a general discussion of certain material US federal income tax consequences of the unbundling to a Barloworld ordinary shareholder (including a holder of

Barloworld ADRs) that is a US Shareholder (as described below). This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "IRC"), final, temporary and proposed US Treasury Regulations, and administrative and judicial rulings and interpretations of the IRC and US Treasury Regulations, all as in effect on the last practicable date, and all of which are subject to change, possibly with retroactive effect.

This discussion has no binding effect and Barloworld cannot assure US Shareholders (as described below) that the conclusions reached below would be sustained by a court if challenged by the US Internal Revenue Service.

For purposes of this US federal income tax discussion, a "US Shareholder" is a Barloworld ordinary shareholder, or a holder of Barloworld ADRs, that is: a US citizen; an individual resident in the US for US federal income tax purposes; a corporation or other entity taxable as a corporation, organised under the laws of the US or of any US state or the District of Columbia; an estate the income of which, for US federal income tax purposes, is includible in its gross income without regard to its source; a trust, if either: a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

This discussion does not deal with all aspects of US federal income taxation that may be relevant to particular US Shareholders in light of their particular circumstances, or to US Shareholders subject to special rules, including, without limitation, insurance companies, financial institutions, broker-dealers, persons subject to the US alternative minimum tax, regulated investment companies; and US Shareholders that own their Barloworld ordinary shares or ADRs as part of a "straddle", "synthetic security", "hedge", "conversion transaction" or other integrated investment. In addition, this discussion does not address any US state, local, estate, or non-US tax laws, does not consider the tax treatment of persons who own Barloworld ordinary shares or ADRs through a partnership or other pass-through entity, and deals only with Barloworld ordinary shares or ADRs held as "capital assets" as defined in Section 1221 of the IRC.

9.4.2 US Federal Income Tax implications of the unbundling

In the unbundling, US Shareholders will be taxed by the US as if they had received a cash distribution equal to the full fair market value of the PPC distribution shares they receive. Such distribution will be taxed: (1) as a dividend to the extent of the US Shareholder's pro rata share of Barloworld's current or accumulated "earnings and profits"; (2) as a non-taxable return of capital to the extent of the US Shareholder's US tax basis in the Barloworld ordinary shares or ADRs; and finally (3) as capital gain with respect to the remaining value. To the extent the unbundling is taxed as a non-taxable return of capital, such distribution will reduce a US Shareholder's US tax basis in its Barloworld ordinary shares or ADRs. Each US Shareholder's US tax basis in the shares of PPC will equal the fair market value of such shares at the time of the unbundling.

The bank depository for the Barloworld ADRs may, instead of distributing the shares of PPC received in the unbundling, sell such shares of PPC and then distribute the cash proceeds to US Shareholders who hold Barloworld ADRs. US Shareholders who hold Barloworld ADRs may recognise additional taxable income or loss in connection with such disposition and distribution. US Shareholders of Barloworld ADRs should consult with their tax advisors regarding the particular tax consequences of the unbundling and their potential receipt of cash in lieu of PPC distribution shares.

9.4.3 Dividends and "qualified dividends"

Barloworld believes it may have sufficient current or accumulated "earnings and profits" within the meaning of the US tax laws to cause the entire distribution of PPC distribution shares to be taxed to US Shareholders as a dividend for US tax purposes. However, Barloworld is not a US taxpayer and has not undertaken an accounting or tax calculation of its earnings and profits under US tax laws. As a result, Barloworld cannot assure US Shareholders that the unbundling will necessarily be taxable in the US as a dividend.

US Shareholders that are individuals currently are subject to a maximum US federal income tax rate on "qualified dividends" of 15%; however, various holding period requirements and other limitations are applicable. Dividends that are not "qualified dividends" are taxed at ordinary graduated US income tax rates, with a maximum individual rate of 35%. In addition to other requirements and limitations which must be met in order for the unbundling to be a "qualified dividend," the unbundling will not be a "qualified dividend" if Barloworld is a "passive foreign investment company" (a "PFIC"). In general, Barloworld will be a PFIC if 75% or more of its gross income in a taxable year is "passive income," or if 50% or more of its assets in a taxable year (averaged over the taxable year) are held for the production of, or actually produce, "passive income," as such terms are defined in the IRC. Based on an analysis of its income and assets in 2006, Barloworld believes that in 2006 it was not a PFIC, and it does not expect to become a PFIC in 2007. Nonetheless, Barloworld's status under the PFIC rules depends upon its income and assets from time to time during each year, and is dependent on a number of factors, some of which are beyond its control, including the value of its assets, the market price of its shares, and the amount and type of its gross income. As a result, Barloworld cannot assure US Shareholders that it is not currently a PFIC or that it will not become a PFIC in the future, nor can Barloworld assure US Shareholders that the US Internal Revenue Service will agree with its conclusion regarding its current or future PFIC status. If Barloworld were to be treated as a PFIC in 2007, as noted above the unbundling would not be a "qualified dividend" for US Shareholders. In addition, the PFIC rules would likely impose significant additional taxes and interest charges on US Shareholders as a result of the unbundling, and other adverse US tax consequences would likely arise in connection with the ownership of Barloworld ordinary shares. US Shareholders are urged to consult with their tax advisors regarding the tax consequences of the unbundling and of ownership of Barloworld ordinary shares if Barloworld were determined to be a PFIC.

10. DIRECTORS' OPINION AND RECOMMENDATIONS

The directors are of the opinion that the unbundling has a sound business rationale and will be to the benefit of Barloworld ordinary shareholders and recommend that Barloworld shareholders entitled to vote at the general meeting vote in favour of all the resolutions necessary to implement the unbundling, proposed amendments to the share schemes and to grant a general authority to make distributions to Barloworld ordinary shareholders out of share premium account.

The directors intend to vote their respective shares in Barloworld in favour of all the abovementioned resolutions, save that they will not vote on the resolutions relating to the amendments to the share schemes in which they have an interest.

11. AUTHORITY TO MAKE DISTRIBUTIONS FROM SHARE PREMIUM

It is intended that the Barloworld interim dividend will be made prior to the unbundling. It is expected that the Barloworld interim dividend will be made out of share premium, if any. This is the reason that an ordinary resolution for a general approval to make distributions out of Barloworld's share premium account is being proposed at the general meeting. To the extent to which there is any share premium on the unbundling date, such share premium will, following the unbundling, be reduced to nil and the distribution of the PPC distribution shares will, for the purposes of section 46 of the Income Tax Act, be deemed to be distributed first from Barloworld's share premium.

Details of the payment of the Barloworld interim dividend will be released on SENS. Insofar as Barloworld's share premium account is reduced pursuant to the payment of the Barloworld interim dividend, at the time that the payment is made:

- the Barloworld Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice of the general meeting;
- the assets of the Barloworld Group will be in excess of the liabilities of the Barloworld Group for a period of 12 months after the date of the notice of the general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual Barloworld Group financial statements;

- the share capital and reserves of the Barloworld Group will be adequate for the ordinary business purposes for a period of 12 months after the date of the notice of the general meeting; and
- the working capital of the Barloworld Group will be adequate for the ordinary business purposes of the Barloworld Group for a period of 12 months after the date of the notice of the general meeting.

12. NOTICE OF GENERAL MEETING

The general meeting of Barloworld shareholders will be held at 180 Katherine Street, Sandton, at 14:00 on Friday, 8 June 2007 to consider and, if deemed fit, pass, with or without modification, the resolutions required in order to implement the unbundling, proposed amendments to the share schemes and to grant a general authority to make distributions to Barloworld ordinary shareholders out of share premium.

A notice convening the general meeting (yellow) and a form of proxy (blue) for use by Barloworld shareholders holding certificated shares and Barloworld shareholders holding dematerialised shares with "own-name" registration who are unable to attend the general meeting are attached to and form part of this circular. A duly completed form of proxy (blue) must be received by the transfer secretaries by no later than 14:00 on Wednesday, 6 June 2007. Dematerialised shareholders without "own-name" registration are referred to page 2 of this circular concerning actions required by Barloworld shareholders.

In accordance with the Listings Requirement of the JSE, Barloworld shares held by the trust will not have any votes cast by it at the general meeting taken into account for Listings Requirement resolution approval purposes.

The directors will not vote their respective shares in Barloworld on the resolutions relating to the amendments to the share schemes in which they have an interest.

As at the last practicable date, the PPC distribution shares do not constitute the greater part of Barloworld's assets. However, if the PPC distribution shares as at the unbundling date do constitute the greater part of Barloworld's assets, the PPC distribution shares may only be distributed to the Barloworld ordinary shareholders with the approval of a general meeting of Barloworld. This is required by section 228 of the Companies Act. Since the unbundling in any event needs to be approved by Barloworld in general meeting by the passing of an ordinary resolution in terms of the articles and the Listings Requirements of the JSE (because the unbundling constitutes a payment under section 90 of the Companies Act), it is academic as the Companies Act presently stands whether or not the PPC distribution shares constitute the greater part of the assets of Barloworld.

However, section 228 of the Companies Act will be amended by the Corporate Laws Amendment Act, No. 24 of 2006 ("the Amendment Act"), to the effect that a special resolution will be required to dispose of the whole or greater part of the assets of a company. The Amendment Act has not come into operation yet. But it may come into operation on or before the unbundling date, and, similarly, as at the unbundling date, the PPC distribution shares may constitute the greater part of the assets of Barloworld. It is to cater for these two eventualities that special resolution number 1 is being proposed. If the Amendment Act does not come into operation on or before the unbundling date, special resolution number 1 will fall away and be of no force and effect.

13. ADDITIONAL INFORMATION RELATING TO BARLOWORLD

13.1 Recent history and nature of business

As at the last practicable date, the Barloworld Group has operations in 31 countries around the world and approximately half of its 26 000 employees are based in South Africa. Barloworld offers its customers business solutions backed by leading industrial brands and supported by service, relationships and attention to detail. These include both the sale of products and services as well as rental and fleet service options. Through its business philosophy of Value Based Management, Barloworld focuses on creating sustainable value for all of its stakeholders simultaneously.

Furthermore, Barloworld currently manufactures, markets and distributes its products and services in conjunction with marketing and distributing leading international brands on behalf of principals.

13.2 Historical financial information

The consolidated historical financial information of Barloworld for the 5 financial years ended 30 September 2006 is set out in Annexure 4 to this circular. The historical financial information is the responsibility of the directors.

13.3 Share trading history

The trading history of Barloworld ordinary shares on the JSE is set out in Annexure 5 to this circular.

13.4 Share capital and premium of Barloworld

The authorised and issued share capital and premium of Barloworld, as at the last practicable date, was as set out below:

Share capital (Rm)	
Authorised share capital	
Ordinary share capital	
300 000 000 ordinary shares of R0.05 each	15,0
Preference share capital	
500 000 6% non-redeemable cumulative preference shares of R2.00 each	1,0
Total authorised share capital	**16,0**
Issued share capital	
Ordinary share capital	
203 370 218 ordinary shares of R0.05 each	10,2
Preference share capital	
375 000 6% non-redeemable cumulative preference shares of R2.00 each	0,8
Total issued share capital	**11,0**
Share premium	
Share premium	219,3
Total issued share capital and premium	**230,3**

The Barloworld interim dividend is expected to be made out of any available share premium. To the extent that there is any share premium on the unbundling date, such share premium will, following the unbundling, be reduced to nil.

13.5 Material loans

No material loans have been made by the Barloworld Group.

13.6 Major Barloworld shareholders

As at the last practicable date, the beneficial shareholder of Barloworld holding an interest in 5% or more of the issued share capital of Barloworld, was as set out below:

Shareholder	**Number of ordinary shares**	**Percentage holding (%)**
Public Investment Corporation Private Bag X187 Pretoria 0001	35 267 456	17.3

Barloworld does not have, and has not during the 5 years prior to the last practicable date had, a controlling shareholder.

13.7 Material contracts

Barloworld has not entered into any material contracts, otherwise than in the ordinary course of business carried on by Barloworld or its subsidiaries.

13.8 Material changes

There have been no material changes in the financial or trading position of Barloworld and its subsidiaries, including PPC, that have occurred between the date of publication of the audited results of Barloworld for the year ended 30 September 2006 to the last practicable date.

13.9 Corporate Governance

Barloworld adheres to the Code of Corporate Practices and Conduct as advocated by the King II Report on Corporate Governance and believes that, in all material respects, Barloworld complies with the recommendations thereof as set out in the annual report of Barloworld for the financial year ended 30 September 2006.

13.10 Directors' details

EXECUTIVE DIRECTORS

Clive Bradney Thomson (40)	CEO (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Clive joined Barloworld in 1997 and was appointed to the Barloworld board in April 2003 as finance director. He was subsequently appointed as CEO of the Equipment division and then as CEO of Barloworld on 18 December 2006.
Peter John Blackbeard (50)	CEO, Scientific division (South African)
Business address	Barloworld Scientific, Tilling Drive, Stone Staffordshire, ST15 0SA, United Kingdom
Experience	John joined Barloworld in 1996 and was appointed to the Barloworld board in May 2004. He was appointed CEO of the Scientific division in 2004. Previously he was Chief Operating Officer of PPC.
Brandon Peter Diamond (56)	CEO, Industrial Distribution division (South African)
Business address	11301-C Granite Street, Charlotte, North Carolina 28273, USA
Experience	Brandon joined Barloworld in 1970 and was appointed to the Barloworld board in November 2001. He was appointed CEO of the Industrial distribution division in 2003. Previously he was CEO of the Motor division.
John Edward Gomersall (60)	CEO, Cement division (British)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	John joined Barloworld in 1971 and was appointed to the Barloworld board in October 1989. He is currently the chairman of Barloworld Logistics and Group CEO of PPC.
Andre Jacobus Lamprecht (54)	CEO, Coatings division (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Andre joined Barloworld in 1981 and was appointed to the Barloworld board in December 1993. He was appointed CEO of the Coatings division in 2003. Previously he was an advocate of the High Court of South Africa.
Martin Laubscher (47)	CEO, Motor division (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Martin joined Barloworld in 1980 and was appointed to the Barloworld board in May 2005. He was appointed CEO of the Motor division in 2003. Previously he was the director of the Motor group franchise operations.
Oupa Isaac Shongwe (44)	CEO, Barloworld Logistics Africa (Proprietary) Limited (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Isaac joined Barloworld Logistics Africa (Proprietary) Limited as an Executive Director for Business Development and Transformation in 2005. He was appointed Executive Director for Barloworld and CEO for Barloworld Logistics Africa (Proprietary) Limited in January 2007.

Peter Montagu Surgey (52)	Executive director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Peter joined Barloworld in 1983 and was appointed to the Barloworld board in August 1995. Previously he was CEO of the Coatings division.
Donald Gert Wilson (50)	Finance director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Don rejoined Barloworld as finance director in 2006 and was appointed to the Barloworld board in September 2006. Previously he was Executive Director – Finance at Sappi Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dumisa Buhle Ntsebeza (57)	Chairman (South African)
Business address	718 Huguenot Chambers, 40 Queen Victoria Street, Cape Town, 8001
Experience	Dumisa was appointed to the Barloworld board in May 1999. Previously he acted as an advocate of the High Court of South Africa and was conferred the status of silk and was the first African advocate to do so. He served as a commissioner on the Truth and Reconciliation Commission and was appointed as acting judge of the High Court of South Africa until 2000.
Selby Alan Masibonge Baqwa (56)	Non-executive director (South African)
Business address	Block A Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Experience	Selby was appointed to the Barloworld board in January 2005. He is group executive head of governance and compliance at Nedbank Limited and a member of the executive committee of Nedbank Limited. He was appointed Public Protector of the Republic of South Africa in 1995.
Alexander Gordon Kelso Hamilton (61)	Non-executive director (British)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Gordon was appointed to the Barloworld board in January 2007. He retired in 2006 after a career of more than 30 years as a partner of the UK practice of Deloitte & Touche LLP. He is a non-executive director of the UK listed Lloyds underwriter Beazley Group plc, a non-executive director of Barloworld and is a member of the UK Financial Reporting Review Panel.
Michael John Levett (67)	Non-executive director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Mike was appointed to the Barloworld board in November 1995. He is Chairman of the Old Mutual South Africa Growth Assets Fund and he was Chairman and Chief Executive of Old Mutual, Chairman of Mutual & Federal Insurance, and director of Nedbank Limited, SABMiller and Sasol Limited.
Sibongile Mkhabela (50)	Non-executive director (South African)
Business address	Nelson Mandela Children's Fund, 27 Eastwold Way, Saxonworld, 2196
Experience	Bongi was appointed to the Barloworld board in January 2006. She is on the Stanlib board and on the Deloittes Best Company to Work for programme. She served as director for Programmes and Projects at the office of then Deputy President Thabo Mbeki.

Trevor Stewart Munday (57)	Non-executive director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Trevor was appointed to the Barloworld board in January 2007. He was appointed Deputy Chief Executive of Sasol Limited in 2005 and, after also contributing to key transformation initiatives, retired from his executive responsibilities in 2006. Trevor was a director of most of Sasol's major subsidiary companies and chairman of various forums and committees responsible for the smooth running of the Sasol Group. Trevor was appointed as a non-executive director of ABSA in April 2007.
Thembalihle Hixonia Nyasulu (52)	Non-executive director (South African)
Business address	410 Jan Smuts Avenue, Craighall Park, 2196
Experience	Hixonia was appointed to the Barloworld board in January 2007. She is the executive chairman of Ayavuna Women's Investments (Proprietary) Limited and a director of Anglo Platinum Limited, Defy (Proprietary) Limited, the Tongaat-Hulett Group Limited, Sasol Limited and chairperson of the Development Fund of the Development Bank of South Africa.
Steven Bernard Pfeiffer (60)	Non-executive director (American)
Business address	Fulbright & Jaworski LLP, 801 Pennsylvania Avenue, NW Washington DC, USA 20004
Experience	Steve was appointed to the Barloworld board in August 2001. He is a partner of Fulbright and Jaworski LLP, a US legal firm. He is a non-executive director of Iridium Holdings LLC, chairman emeritus of Wesleyan University in Middletown, Connecticut, USA, a trustee of the Africa-America Institute in New York and a director of Project HOPE in Washington D.C.
Gonzalo Rodriguez de Castro (64)	Non-executive director (Spanish)
Business address	Maria de Molina, N1 28006, Madrid, Spain
Experience	Gonzalo was appointed to the Barloworld board in January 2004. He was appointed as a non-executive director of Barloworld's Spanish equipment business in 1995. He was CEO of the Madrid Stock Exchange and chairman of Euroquote in Brussels.
Edward Philcox Theron (66)	Non-executive director (South African)
Business address	Barloworld Corporate Office, 180 Katherine Street, Sandton, 2196
Experience	Eddie was appointed to the Barloworld board in May 1996. He is a non-executive director of PPC and was a non-executive director of Standard Bank Investment Corporation. He was involved in the formation of Standard Merchant Bank and retired as group chief executive of Standard Bank Investment Corporation.
Robert Charles Tomkinson (65)	Non-executive director (British)
Business address	Home Farm, Wappenham Towcester, NN128SJ England
Experience	Robert was appointed to the Barloworld board in November 2001. He is a non-executive director of UGC Limited. He was group finance director of Electrocomponents plc, and since his retirement in 1997 he has been on the board of a number of companies.

13.11 Directors' emoluments

13.11.1 Executive directors

Details of the executive directors' emoluments and benefits for the financial year ended 30 September 2006 are set out below:

Executive director	**Salary R000**	**Bonus R000**	**Retirement and medical contributions R000**	**Share options awarded* R000**	**Car allowances R000**	**Other benefits R000**	**Total R000**	**Share options ceded^ R000**	**Share options exercised^ R000**
P J Blackbeard	2 387	2 255	268	288	277	919	**6 394**	1 563	943
M D Coward >	1 552		354	339	231		**2 476**	2 013	
L S Day #	1 740	2 179	434	339	218	9	**4 919**		2 002
B P Diamond	2 732	2 120	445	339	154		**5 790**	751	
J E Gomersall	2 137	2 676	514	339	140	233	**6 039**		10 238
A J Lamprecht	1 737	1 549	391	339	235	145	**4 396**	2 413	
M Laubscher	1 500	1 350	270	257	186	10	**3 573**		1 176
A J Phillips >	3 119	3 908	764	485	231	96	**8 603**		3 015
P M Surgey	1 802	2 257	376	339	258	21	**5 053**	2 462	
C B Thomson	1 870	2 344	353	340	257	27	**5 191**		4 525
	20 576	**20 638**	**4 169**	**3 404**	**2 187**	**1 460**	**52 434**	**9 202**	**21 899**

* This amount relates to the IFRS2 Share-based Payment charge on share options awarded.

^ This amount relates to the gain made on share options issued in previous years exercised/ceded to financial institutions as per share option policy during the current year.

> Resigned subsequent to financial year-end 2006.

Retired subsequent to financial year-end 2006.

13.11.2 Non-executive directors

Details of the emoluments of the non-executive directors for the financial year ended 30 September 2006 are set out below:

Non-executive director	**Fees R000**	**Car allowance R000**	**Fees for services to subsidiaries R000**	**Total 2006 R000**
S Baqwa	115			**115**
W A M Clewlow #	1 325	171	710	**2 206**
M J Levett	205			**205**
S Mkhabela (appointed 27 January 2006)	79			**79**
D B Ntsebeza	140			**140**
S B Pfeiffer	625			**625**
G Rodriguez de Castro	550		316	**866**
L A Tager (retired 26 January 2006)	36			**36**
E P Theron	224		103	**327**
R C Tomkinson	869		725	**1 594**
	4 168	**171**	**1 854**	**6 193**

 # Retired subsequent to financial year-end 2006.

13.12 Directors' interests in securities

13.12.1 Ordinary shares

The interests of the directors in the issued ordinary shares of Barloworld as at the last practicable date are set out in the table below:

	Beneficial direct	Beneficial indirect
Executive directors		
P J Blackbeard	73 334	
B P Diamond	28 667	11 776
J E Gomersall	226 000	1 000
A J Lamprecht	13 000	
M Laubscher	39 999	
P M Surgey	106 278	
C B Thomson	63 167	700
	550 445	**13 476**
Non-executive directors		
M J Levett	25 630	
D B Ntsebeza	1 700	
S B Pfeiffer	8 000	
R C Tomkinson		2 000
A G K Hamilton	1 000	
	36 330	**2 000**
	586 775	**15 476**

Executive and non-executive directors' total interests are 0,28% and 0,02%, respectively.

Subsequent to the financial year ended 30 September 2006, the following directors have retired/resigned: M D Coward, L S Day, A J Phillips and W A M Clewlow.

None of the directors have any non-beneficial interest in the ordinary shares of Barloworld.

13.13 Directors' interests in share options

The interests of the executive and non-executive directors in shares of the Company provided in the form of options are shown in the table below:

	Number of options as at 30 Sep 2006	Number of options granted since 30 Sep 2006	Number of options exer-cised/ ceded since 30 Sep 2006	Number of options at last prac-ticable date	Option price (R)	Date from which exer-cisable
P J Blackbeard	15 000		15 000		23.25	01/09/01
	25 000		25 000		36.70	29/05/03
	20 000		20 000		45.70	25/09/04
	20 000			20 000	47.50	01/04/06
	35 000			35 000	67.80	26/05/07
B P Diamond	8 334		8 334		45.70	25/09/04
	35 000		11 666	23 334	47.50	01/04/06
	35 000			35 000	67.80	26/05/07
J E Gomersall	24 000			24 000	47.50	01/04/06
	35 000			35 000	67.80	26/05/07
A J Lamprecht	23 334			23 334	47.50	01/04/06
	35 000			35 000	67.80	26/05/07
M Laubscher	6 667		6 667		45.70	25/09/04
	13 334			13 334	47.50	01/04/06
	30 000			30 000	67.80	26/05/07
P M Surgey	10 000		10 000		36.70	29/05/03
	25 000		25 000		45.70	25/09/04
	35 000			35 000	47.50	01/04/06
	35 000			35 000	67.80	26/05/07
C B Thomson	5 833		5 833		45.70	25/09/04
	23 333			23 333	47.50	01/04/06
	35 000			35 000	67.80	26/05/07
Total	**529 835**		**127 500**	**402 335**		

13.14 Directors' dealings in securities

The following changes have occurred between the financial year-end and the last practicable date:

- P J Blackbeard's direct interest increased by 60 000 Barloworld ordinary shares;
- B P Diamond's direct interest increased by 20 000 Barloworld ordinary shares;
- M Laubscher's direct interest increased by 6 667 Barloworld ordinary shares;
- P M Surgey's direct interest increased by 35 000 Barloworld ordinary shares;
- C B Thomson's direct interest increased by 5 833 Barloworld ordinary shares; and
- A G K Hamilton's direct interest increased by 1 000 Barloworld ordinary shares.

13.15 Directors' interests in transactions

Barloworld disposed of its business of manufacturing and supplying steel pipes and tubes and other associated products ("the Steel Tube Division") in November 2006, of which an interest was acquired by the management of the Steel Tube Division. MD Coward, an executive director of Barloworld from 21 August 1995 to 5 December 2006, was also the CEO of the Steel Tube Division. MD Coward was therefore beneficially interested in the acquisition of the Steel Tube Division through his management position.

13.16 Directors' interests in PPC

None of the directors had any shareholding in PPC as at the last practicable date. As a consequence of the unbundling, the directors will be entitled to the same ratio of PPC distribution shares as are set out in paragraph 4.2.

13.17 Directors' service contracts

None of the directors has entered into a service contract with Barloworld. The directors have signed a letter of appointment stipulating that a month's notice is required on resignation of a director.

13.18 Disqualification from office

None of the directors has:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of composition with his or her creditors;
- ever been found guilty in disciplinary proceedings, by an employer or regulatory body, due to dishonest activities;
- ever been barred from entry into a profession or occupation; and/or
- ever been convicted in any jurisdiction of any criminal offence or an offence under legislation.

13.19 Special arrangements

No agreement, arrangement or understanding (including any compensation arrangement) exists between the Company or any person acting in concert with it and any of the directors of Barloworld or persons who were directors within the period commencing 12 months prior to the last practicable date, or holders of Barloworld shares or persons who were holders thereof within the period commencing 12 months prior to the last practicable date, having any connection with or dependence upon the unbundling, other than as discussed in this circular.

14. INFORMATION RELATING TO PPC

14.1 Recent history and nature of business

Pretoria Portland Cement Company Limited was established in 1892 as *De Eerste Cement Fabrieken Beperkt* and listed on the JSE, South Africa in 1910 and the Zimbabwe Stock Exchange in 2001. Barloworld controlled 71.67% of PPC at the last practicable date.

The history of the company is closely linked to the infrastructural growth and development of South Africa. PPC has produced cement for many of the country's most famous landmarks and construction projects, including the Union Buildings, the Huguenot Tunnel and much of southern Africa's infrastructure.

PPC is the leading supplier of cement in southern Africa; its nine manufacturing facilities in South Africa, Zimbabwe and Botswana have capacity to produce 6.9 million tonnes of cementitious products per annum.

14.2 Historical financial information

The consolidated historical financial information of PPC for the 5 financial years ended 30 September 2006 is set out in Annexure 6 to this circular.

14.3 Share trading history

The trading history of PPC shares on the JSE is set out in Annexure 7 to this circular.

14.4 Share capital and premium of PPC

The authorised and issued share capital and premium of PPC, as at the last practicable date, was as set out below:

Share capital (Rm)	
Authorised share capital	
Ordinary share capital	
60 000 000 ordinary shares of R1.00 each	60,0
Total authorised share capital	**60,0**
Issued share capital	
Ordinary share capital	
53 761 239 ordinary shares of R1.00 each	53,7
	53,7
Share premium	
Share premium	813,9
Total issued share capital and premium	**867,6**

14.5 Material loans

No material loans have been made by PPC.

14.6 Major PPC shareholders

As at the last practicable date, the beneficial shareholder of PPC holding an interest in 5% or more of the issued share capital of PPC, was as set out below:

Shareholder	**Number of ordinary shares**	**Percentage holding**
Barloworld Group	38 528 431	71,67

Barloworld has been a controlling shareholder of PPC during the five years prior to the last practicable date.

14.7 Material contracts

PPC has not entered into any material contracts, otherwise than in the ordinary course of business carried on by PPC or its subsidiaries.

14.8 Material changes

There have been no material changes in the financial or trading position of PPC, that have occurred between the date of publication of the audited results of PPC for the year ended 30 September 2006 to the last practicable date.

14.9 Corporate Governance

PPC adheres to the Code of Corporate Practices and Conduct as advocated by the King II Report on Corporate Governance and believes that, in all material respects, PPC complies with the recommendations thereof as set out in the annual report of PPC for the financial year ended 30 September 2006.

15. EXCHANGE CONTROL CONSIDERATIONS

The following guidelines are not a comprehensive statement of the Exchange Control Regulations. Barloworld ordinary shareholders who have any doubt as to the action they must take, should consult their professional advisors.

In the case of Barloworld ordinary shareholders whose registered addresses in the register are outside the common monetary area, the following will apply in respect of the unbundling:

15.1 Emigrants from the common monetary area

Share certificates in respect of PPC distribution shares issued to any emigrant Barloworld ordinary shareholder in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the Exchange Control Regulations, such PPC distribution shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor.

15.2 All other non-residents of the common monetary area

Barloworld ordinary shareholders who are not resident in the common monetary area whose documents of title are endorsed "non-resident" will receive share certificates in respect of PPC distribution shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor.

16. GENERAL

16.1 Experts' consents

The investment bank and sponsor, the attorneys, the reporting accountants, tax advisors and independent auditors and the transfer secretaries have consented in writing to act in the capacities stated and to their names being included in this circular and have not withdrawn their consents prior to the publication of this circular.

16.2 Directors' responsibility statement

The directors, whose names are given on page 11 of this circular, collectively and individually accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, that they have made all reasonable enquiries to ascertain such facts and that this circular contains all information required by law and the Listings Requirements of the JSE.

16.3 Litigation statement

The Barloworld Group is not involved in any legal or arbitration proceedings, nor are the directors aware of any proceedings which are pending or threatened, which may have or have had, in the 12 months preceding the last practicable date, a material effect on the Barloworld Group's financial position.

16.4 Costs

The costs of the unbundling are estimated at approximately R10.8 million and consist of the following:

Expense	**R000 (excluding VAT)**
Investment bank and sponsor fees	4 500
South African attorneys' fees	1 600
United States attorneys' fees	1 050
Reporting accountants' and independent auditors' fees	2 033
Tax advisors' fees	1 500
Public relations, printing and publication costs	118
JSE documentation inspection fees	18
Total	**10 819**

17. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Barloworld, 180 Katherine Street, Sandton, during normal office hours from the date of issue of this circular up to and including the date of the general meeting:

17.1 this circular;

17.2 the memorandum and articles of Barloworld;

17.3 the memorandum and articles of association of PPC;

17.4 the copies of the share schemes marked up with the proposed amendments thereto;

17.5 the audited annual financial statements of Barloworld for the five financial years ended 30 September 2006;

17.6 the audited annual financial statements of PPC for the five financial years ended 30 September 2006;

17.7 the independent reporting accountants' report on the *pro forma* financial information and the *pro forma* financial effects contained in this circular; and

17.8 the consent letters of the investment bank and sponsor, the attorneys, the reporting accountants, tax advisors and independent auditors and the transfer secretaries.

BARLOWORLD LIMITED

C B Thomson
CEO

Sandton
17 May 2007

D B Ntsebeza
Chairman

Sandton
17 May 2007

S Mngomezulu
Company Secretary

Sandton
17 May 2007

TABLE OF ENTITLEMENT TO THE PPC SUBDIVIDED SHARES

The following table sets out the number of PPC distribution shares which Barloworld ordinary shareholders will receive in terms of the unbundling to the extent that the number of Barloworld ordinary shares held on the record date is not a multiple of 100. The table is based on the provisional entitlement ratio of 1.8555:1 referred to in paragraph 4.2(i) in terms of which 385 284 310 PPC subdivided shares will be distributed, less those shares referred to in paragraph 4.2(ii).

Number of Barloworld ordinary shares held	Total entitlement to PPC shares	Number of PPC subdivided shares received	Number of Barloworld ordinary shares held	Total entitlement to PPC shares	Number of PPC subdivided shares received
1	1.8555	2	53	98.3415	98
2	3.7110	4	54	100.1970	100
3	5.5665	6	55	102.0525	102
4	7.4220	7	56	103.9080	104
5	9.2775	9	57	105.7635	106
6	11.1330	11	58	107.6190	108
7	12.9885	13	59	109.4745	109
8	14.8440	15	60	111.3300	111
9	16.6995	17	61	113.1855	113
10	18.5550	19	62	115.0410	115
11	20.4105	20	63	116.8965	117
12	22.2660	22	64	118.7520	119
13	24.1215	24	65	120.6075	121
14	25.9770	26	66	122.4630	122
15	27.8325	28	67	124.3185	124
16	29.6880	30	68	126.1740	126
17	31.5435	32	69	128.0295	128
18	33.3990	33	70	129.8850	130
19	35.2545	35	71	131.7405	132
20	37.1100	37	72	133.5960	134
21	38.9655	39	73	135.4515	135
22	40.8210	41	74	137.3070	137
23	42.6765	43	75	139.1625	139
24	44.5320	45	76	141.0180	141
25	46.3875	46	77	142.8735	143
26	48.2430	48	78	144.7290	145
27	50.0985	50	79	146.5845	147
28	51.9540	52	80	148.4400	148
29	53.8095	54	81	150.2955	150
30	55.6650	56	82	152.1510	152
31	57.5205	58	83	154.0065	154
32	59.3760	59	84	155.8620	156
33	61.2315	61	85	157.7175	158
34	63.0870	63	86	159.5730	160
35	64.9425	65	87	161.4285	161
36	66.7980	67	88	163.2840	163
37	68.6535	69	89	165.1395	165
38	70.5090	71	90	166.9950	167
39	72.3645	72	91	168.8505	169
40	74.2200	74	92	170.7060	171

Number of Barloworld ordinary shares held	*Total entitlement to PPC shares*	*Number of PPC subdivided shares received*	*Number of Barloworld ordinary shares held*	*Total entitlement to PPC shares*	*Number of PPC subdivided shares received*
41	76.0755	76	93	172.5615	173
42	77.9310	78	94	174.4170	174
43	79.7865	80	95	176.2725	176
44	81.6420	82	96	178.1280	178
45	83.4975	83	97	179.9835	180
46	85.3530	85	98	181.8390	182
47	87.2085	87	99	183.6945	184
48	89.0640	89	100	185.5500	186
49	90.9195	91	1 000	1 855.5000	1 856
50	92.7750	93	10 000	18 555.0000	18 555
51	94.6305	95	100 000	185 550.0000	185 550
52	96.4860	96	1 000 000	1 855 500.0000	1 855 500

PRO FORMA FINANCIAL INFORMATION OF THE BARLOWORLD GROUP AFTER THE UNBUNDLING

Set out below are the unaudited *pro forma* income statement and balance sheet of the Barloworld Group, reflecting the financial effects of:

- the unbundling;
- the reversal of Barloworld Group entries related to PPC;
- adjusting for non-recurring transactions related to the unbundling; and
- adjusting for recurring transactions related to PPC and the unbundling,

based on the reviewed consolidated condensed financial statements of the Barloworld Group for the six months ended 31 March 2007.

The unaudited *pro forma* income statement and balance sheet are presented for illustrative purposes only and because of their nature may not give a fair reflection of the Barloworld Group's financial position, changes in equity and results of operations after the transactions. The unaudited *pro forma* income statement and balance sheet are the responsibility of the board.

In preparing the unaudited *pro forma* financial information it has been assumed that the Barloworld Group will meet all of the requirements in order for the unbundling to be effected in terms of section 46 of the Income Tax Act, which provides that the distribution of the PPC distribution shares must be disregarded for purposes of determining Barlowold's taxable income or assessed loss and will be deemed not to be a dividend for STC purposes.

1. UNAUDITED *PRO FORMA* INCOME STATEMENT

The unaudited *pro forma* income statement of the Barloworld Group for the six months ended 31 March 2007, before and after the unbundling, is set out below:

	Before the unbundling[1] Rm	Adjustments – reversal of PPC's Income Statement from Barloworld Group consolidated results[2(a)] Rm	Reversal of Barloworld Group entries relating to PPC[2(b)] Rm	Adjustments for non-recurring transactions related to the unbundling[2(c)] Rm	Adjustments for recurring transactions related to the unbundling[2(d)] Rm	After the unbundling – *Pro forma* Rm
Continuing operations						
Revenue	**24 324**	**(2 587)**	**234**	**–**	**–**	**21 971**
Operating profit	2 157	(987)	2	(3)	–	1 169
Fair value adjustments on financial instruments	(12)	4	–	352	–	344
Interest paid	(401)	43	–	–	(14)	(372)
Income from investments	160	(47)	–	–	–	113
Profit before exceptional items	1 904	(987)	2	349	(14)	1 254
Exceptional items	(190)	(3)	–	–	–	(193)
Profit before taxation	1 714	(990)	2	349	(14)	1 061
Taxation	(521)	284	–	–	4	(233)
Secondary taxation on companies	(276)	124	–	–	(54)	(206)
Profit after taxation	917	(582)	2	349	(64)	622
Income from associates and joint ventures	20	(4)	–	–	–	16
Net profit from continuing operations	937	(586)	2	349	(64)	638
Discontinuing operations						
Profit from discontinued operations	28	–	–	–	–	28
Net profit	965	(586)	2	349	(64)	666
Minority interests	(179)	–	170	–	–	(9)
Earnings attributable to Barloworld ordinary shareholders	**786**	**(586)**	**172**	**349**	**(64)**	**657**
Dividends declared by Barloworld	(1 931)	720	(720)	–	280	(1 651)
Dividends declared to minorities	–	285	(285)	–	–	–
Basic headline earnings per ordinary share (cents)	**466,6**					**403,9**
Earnings per ordinary share (cents)	**389,7**					**325,3**
Weighted average number of shares in issue ('000)	**201 686**					**201 686**

Notes and assumptions:

1. The "Before the unbundling" financial information has been based on the Barloworld Group's published, reviewed and condensed consolidated income statements for the six month period ended 31 March 2007.

2. The unaudited *pro forma* income statement of the Barloworld Group has been prepared on the assumption that Barloworld unbundled 377 363 890 PPC subdivided shares as at 31 March 2007 with effect from 1 October 2006, which resulted in the:

   (a) exclusion of the income statement of PPC for the six months ended 31 March 2007;

   (b) the reversal of all Barloworld Group entries with PPC which includes the following:

   - the reversal of inter-group transactions and unrealised profits for the six months ended 31 March 2007; and
   - the reversal of the dividend paid to Barloworld;

   (c) adjustment for non-recurring transactions related to the unbundling, including the following:

   - the acceleration of the IFRS 2 charge in the income statement for the Barloworld share options awarded to the employees of PPC; and
   - the gain on the revaluation (to market value of R475 per share) of 7 920 420 PPC subdivided shares retained by Barloworld for purposes of Barloworld's commitment to optionholders;

   (d) adjustment for recurring transactions related to the unbundling including the following:

   - providing for the additional interest and tax due resulting from the loss of the PPC dividend by Barloworld and the revised Barloworld dividend payable based on a dividend cover of two times (calculated on HEPS but excluding special dividends). Pre-taxation borrowings rate of 9% is assumed, current tax at 29% and STC at 12.5%.

2. UNAUDITED *PRO FORMA* BALANCE SHEET

The unaudited *pro forma* balance sheet of the Barloworld Group for the year as at 31 March 2007, before and after the unbundling, is set out below:

	Before the unbundling[1] Rm	Adjustments – reversal of PPC's Balance sheet from Barloworld Group consolidated results[2(a)] Rm	Reversal of Barloworld Group entries relating to PPC[2(b)] Rm	Adjustments for non-recurring transactions related to the unbundling[2(c)] Rm	Adjustments for recurring transactions related to the unbundling[2(d)] Rm	After the unbundling – *Pro forma* Rm
ASSETS						
Non-current assets						
Property, plant and equipment	8 242	(1 688)	2	–	–	6 556
Goodwill	2 522	–	(382)	–	–	2 140
Intangible assets	305	(16)	–	–	–	289
Investment in associate and joint ventures	875	–	–	–	–	875
Finance lease receivables	623	–	–	–	–	623
Long-term financial assets	615	(369)	25	352	–	623
Deferred taxation	573	–	–	–	–	573
	13 755	**(2 073)**	**(355)**	**352**	**–**	**11 679**
Current assets						
Vehicle rental fleet	3 504	–	–	–	–	3 504
Inventories	5 368	(325)	–	–	–	5 043
Trade and other receivables	6 661	(705)	–	–	–	5 956
Taxation	31	(1)	–	–	–	30
Cash and cash equivalents	1 056	(46)	–	–	–	1 010
Assets classified as held for sale	3 336	–	–	–	–	3 336
	19 956	**(1 077)**	**–**	**–**	**–**	**18 879**
TOTAL ASSETS	**33 711**	**(3 150)**	**(355)**	**352**	**–**	**30 558**

2. UNAUDITED *PRO FORMA* BALANCE SHEET (continued)

	Before the unbundling[1] Rm	Adjustments – reversal of PPC's Balance sheet from Barloworld Group consolidated results[2(a)] Rm	Reversal of Barloworld Group entries relating to PPC[2(b)] Rm	Adjustments for non-recurring transactions related to the unbundling[2(c)] Rm	Adjustments for recurring transactions related to the unbundling[2(d)] Rm	After the unbundling – *Pro forma* Rm
EQUITY AND LIABILITIES						
Capital and reserves						
Share capital and premium	441	(622)	622	–	–	441
Other reserves	3 117	(50)	122	–	–	3 189
Retained income	8 711	(601)	(1 934)	(3)	205	6 378
Interest of shareholders of Barloworld Group	**12 269**	**(1 273)**	**(1 190)**	**(3)**	**205**	**10 008**
Minority interests	581	(509)	115	–	–	187
Interest of all shareholders	**12 850**	**(1 782)**	**(1 075)**	**(3)**	**205**	**10 195**
Non-current liabilities						
Inter-group loans	–	(6)	6	–	–	–
Interest bearing	4 989	(83)	–	–	–	4 906
Deferred taxation liabilities	746	(166)	–	–	–	580
Provisions	472	(108)	–	–	–	364
Other non-interest bearing	1 203	–	–	379	–	1 582
Total non-current liabilities	**7 410**	**(363)**	**6**	**379**	**–**	**7 432**
Current liabilities						
Trade and other payables	5 965	(434)	–	–	–	5 531
Provisions	655	(9)	–	–	–	646
Taxation	512	(100)	–	–	–	412
Amounts due to bankers and short-term loans	4 739	(462)	714	(24)	(205)	4 762
Shareholders for dividend	1 015	–	–	–	–	1 015
Liabilities classified as held for sale	565	–	–	–	–	565
Total current liabilities	13 451	(1 005)	714	(24)	(205)	12 931
TOTAL EQUITY AND LIABILITIES	**33 711**	**(3 150)**	**(355)**	**352**	**–**	**30 558**
Net asset value per share (cents)	**6 193,6**					**5 080,8**
Net tangible asset value per share (cents)	**4 802,9**					**3 886,3**
Number of ordinary shares in issue ('000)	**203 345**					**203 345**

Notes and assumptions:

1. The "Before the unbundling" financial information has been extracted from the Barloworld Group's reviewed, condensed and consolidated balance sheet as at 31 March 2007.
2. The unaudited *pro forma* balance sheet of the Barloworld Group has been prepared on the assumption that the unbundling was effected on 31 March 2007, which resulted in the:
   (a) exclusion of PPC's balance sheet as at 31 March 2007;
   (b) reversal of the Barloworld Group entries as at 31 March 2007, which included:
      1. reversing of the goodwill and the investment in PPC excluding 7 920 420 PPC subdivided shares retained as a financial asset which will be required to fund the Barloworld's commitment to optionholders;
      2. reversing the minority entries as at 31 March 2007; and
      3. reallocation of inter-group entries, unrealised profits and dividends paid/received between PPC and Barloworld;
   (c) adjustment for non-recurring transactions related to the unbundling, including the following:
      1. the acceleration of the IFRS2 charge for share options awarded to PPC employees, accounted for directly in equity;
      2. the transaction costs incurred on the unbundling;
      3. raising the liability (at market value) to optionholders for 7 920 420 PPC subdivided shares in terms of the share option scheme;
      4. the revaluation (to market value of R475 per share) of the 7 920 420 PPC subdivided shares retained for purposes of funding Barloworld's commitment to optionholders; and
      5. the re-imbursement of Barloworld by PPC for the liability in terms of the share options scheme relating to PPC employees;
   (d) adjustment for recurring transactions related to the unbundling, including the following:
      1. the additional borrowings raised due to the loss of the PPC dividend by Barloworld as well as the reduction of the Barloworld dividend in order to maintain a dividend cover of two times (excluding special dividends). Pre-taxation borrowings rate of 9% is assumed, current tax at 29% and STC at 12.5%.

ACCOUNTANTS' REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION

The Directors
Barloworld Limited
180 Katherine Street
2196
Johannesburg

14 May 2007

Dear Directors

INDEPENDENT REPORTING ACCOUNTANT'S ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF BARLOWORLD LIMITED ("BARLOWORLD")

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in paragraph 5 and Annexure 2 to the circular of Barloworld dated 17 May 2007 ("the circular") issued in connection with the unbundling of Pretoria Portland Cement Company Limited ("PPC") that is the subject of the circular. The *pro forma* financial information has been prepared in accordance with the Listings Requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Barloworld; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the Listings Requirements of the JSE.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Barloworld shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information* issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Barloworld, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of Barloworld in respect of the corporate actions that are the subject of the circular. In arriving at our conclusion, we have relied upon financial information prepared by the directors of Barloworld and other information from various public, financial and industry sources. While our work has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer; and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed in terms of the Sections 8.17 and 8.30 Listings Requirements of the JSE.

Deloitte & Touche
Registered Auditors

Per **A G Waller**
Partner

Deloitte Place
The Woodlands
Woodlands Drive
Woodmead Sandton

HISTORICAL FINANCIAL INFORMATION OF BARLOWORLD

This report has been extracted from the Barloworld Group consolidated financial statements, which have been prepared in accordance with IFRS, in compliance with the Companies Act and the Listings Requirements of the JSE. The basis of preparation has been consistently applied, except where otherwise indicated. For a better understanding of the Barloworld Group's financial position and the results of its operations and cash flows for the year, this summarised report should be read in conjunction with the annual financial statements from which it was derived. These financial results were audited by Deloitte & Touche, who issued unqualified audit opinions in respect of the financial statements.

GROUP CONSOLIDATED BALANCE SHEETS

at 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
ASSETS					
Non-current assets	**14 289**	14 158	13 990	12 210	13 872
Property, plant and equipment	**8 299**	7 922	7 706	6 655	7 565
Goodwill	**3 005**	2 485	2 433	1 308	1 621
Intangible assets	**323**	260	242	272	282
Investment in associates and joint ventures	**749**	518	319	535	373
Finance lease receivables	**566**	1 495	1 631	2 267	2 675
Long-term financial assets	**597**	655	893	–	–
Deferred taxation assets	**750**	823	766	472	385
Other	**–**	–	–	701	971
Current assets	**21 365**	14 465	13 831	11 547	13 225
Vehicle rental fleet	**3 441**	2 196	1 887	–	–
Inventories	**5 907**	4 793	5 103	5 010	5 895
Trade and other receivables	**7 026**	5 859	5 232	4 925	5 509
Taxation	**17**	38	47	66	67
Cash and cash equivalents	**2 134**	1 399	1 443	1 547	1 754
Assets classified as held for sale	**2 840**	180	119	–	–
Total assets	**35 654**	28 623	27 821	23 758	27 097

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital and premium	**327**	1 397	1 209	712	682
Other reserves	**3 461**	1 462	1 807	1 893	3 789
Retained income	**9 881**	8 627	7 501	7 043	6 727
Equity portion of convertible bond	**–**	–	–	36	36
Interest of shareholders of Barloworld Limited	**13 669**	11 486	10 517	9 684	11 234
Minority interest	**691**	644	718	706	791
Interest of all shareholders	**14 360**	12 130	11 235	10 390	12 025
Non-current liabilities	**7 920**	7 761	7 540	4 870	5 195
Interest bearing	**5 475**	5 410	4 871	3 404	3 248
Deferred taxation liabilities	**870**	905	795	617	617
Convertible bond	**–**	–	–	–	263
Provisions	**468**	383	503	254	–
Other non-interest bearing	**1 107**	1 063	1 371	641	1 067
Current liabilities	**13 374**	8 732	9 046	8 452	9 877
Trade and other payables	**6 663**	5 163	5 246	4 756	5 168
Provisions	**536**	480	493	496	553
Taxation	**705**	457	468	461	479
Amounts due to bankers and short-term loans	**4 409**	2 632	2 839	2 559	3 677
Liabilities directly associated with assets classified as held for sale	**1 061**				–
Convertible bond	**–**	–	–	180	–
Total equity and liabilities	**35 654**	28 623	27 821	23 758	27 097

**Restated for changes in accounting policies.*

GROUP CONSOLIDATED INCOME STATEMENTS

for the years ended 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
CONTINUING OPERATIONS					
Revenue	**42 693**	37 696	34 839	34 603	35 999
Operating profit before goodwill amortisation	**4 133**	3 423	2 933	2 442	2 067
Goodwill amortisation	**–**	–	(148)	(113)	(116)
Operating profit	**4 133**	3 423	2 785	2 329	1 951
Fair value adjustments on financial instruments	**235**	(57)	(113)	(334)	55
Finance costs	**(605)**	(441)	(445)	(531)	(401)
Income from investments	**273**	198	261	274	253
Profit before exceptional items	**4 036**	3 123	2 488	1 738	1 858
Exceptional items	**120**	7	43	81	369
Profit before taxation	**4 156**	3 130	2 531	1 819	2 227
Taxation	**(1 370)**	(1 044)	(887)	(600)	(636)
Profit after taxation	**2 786**	2 086	1 644	1 219	1 591
Income from associates and joint ventures	**72**	53	99	114	119
Net profit from continuing operations	**2 858**	2 139	1 743	1 333	1 710
DISCONTINUED OPERATION					
(Loss)/profit from discontinued operation	**(112)**	24	25	–	–
Net profit	**2 746**	2 163	1 768	1 333	1 710
Attributable to:					
Minority shareholders	**389**	314	258	211	207
Barloworld shareholders	**2 357**	1 849	1 510	1 122	1 503
	2 746	2 163	1 768	1 333	1 710
Earnings per share (cents)					
– basic	**1 138,9**	891,7	757,4	572,4	769,6
– diluted	**1 117.1**	871,7	739,4	561,1	750.6
Earnings per share from continuing operations (cents)					
– basic	**1 193,0**	880,1	744,8	572,4	769,6
– diluted	**1 170,2**	860,4	727,2	561,1	750,6
Earnings per share from discontinued operation (cents)					
– basic	**(54,1)**	11,6	12,5	–	–
– diluted	**(53,1)**	11,3	12,2	–	–

**Restated for changes in accounting policies.*

GROUP CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash generated from operations	**6 067**	4 800	4 257	3 523	3 660
Finance costs	**(630)**	(463)	(474)	(531)	(401)
Realised fair value adjustments on financial instruments	**136**	(18)	(52)	(320)	55
Dividends received from investments and associates	**104**	76	66	69	67
Interest received	**261**	156	230	244	223
Taxation paid	**(1 007)**	(975)	(874)	(566)	(567)
Cash flow from operations	**4 931**	3 576	3 153	2 419	3 037
Dividends paid (including minority shareholders)	**(1 295)**	(1 197)	(871)	(940)	(649)
Cash retained from operating activities	**3 636**	2 379	2 282	1 479	2 388
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of subsidiaries, investments and intangibles	**(814)**	(443)	(1 649)	(1 397)	(1 259)
Proceeds on disposal of subsidiaries, investments and intangibles	**44**	69	210	223	366
Net investment in fleet leasing and rental assets	**(2 108)**	(1 629)	(1 646)	(1 039)	(1 041)
Acquisition of other property, plant and equipment	**(1 217)**	(1 186)	(805)	(843)	(1 281)
Replacement capital expenditure	**(508)**	(787)	(562)	(671)	(871)
Expansion capital expenditure	**(709)**	(399)	(243)	(172)	(410)
Proceeds on disposal of property, plant and equipment	**593**	209	288	363	594
Proceeds on sale of leasing assets	**564**	–	1 478	881	–
Net cash used in investing activities	**(2 938)**	(2 980)	(2 124)	(1 812)	(2 621)
Net cash inflow/(outflow) before financing activities	**698**	(601)	158	(333)	(233)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds on share issue	**90**	188	13	30	–
Buy-back of shares in company	**(1 160)**	–	–	(4)	
Proceeds from long-term borrowings	**1 742**	1 967	3 405	2 906	1 777
Repayment of long-term borrowings	**(1 903)**	(1 386)	(2 540)	(1 842)	(1 656)
Increase/(decrease) in short-term interest bearing liabilities	**1 007**	(168)	(1 136)	(603)	(145)
Net cash (used in)/from financing activities	**(224)**	601	(258)	487	(24)
Net increase/(decrease) in cash and cash equivalents	**474**	0	(100)	154	(257)
Cash and cash equivalents at beginning of year	**1 399**	1 443	1 547	1 754	1 781
Effect of foreign exchange rate movement on cash balance	**242**	(44)	(4)	(361)	230
Effect of cash balances classified as held for sale	**19**				
Cash and cash equivalents at end of year	**2 134**	1 399	1 443	1 547	1 754
Cash balances not available for use due to reserving restrictions	**405**	344	244	–	–

**Restated for changes in accounting policies.*

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 September

		Audited
R million	**2006**	200
Exchange differences on translation of foreign operations	**1 832**	(186)
Gain on cash flow hedges	**139**	2
Deferred taxation on cash flow hedges	**(18)**	
Gain of revaluation of available for sale investments	**18**	12
Deferred taxation on revaluation of available for sale investments	**(8)**	(2)
Other reserve movements	**(71)**	(31)
Net actuarial losses on post-retirement benefit obligations	**(55)**	(86)
Actuarial losses on post-retirement benefit obligations	**(79)**	(123)
Taxation effect	**24**	37
Net income/(loss) recognised directly in equity	**1 837**	(291)
Net profit	**2 746**	2 163
Total recognised income and expense for the year	**4 583**	1 872
Attributable to:		
Minority shareholders	**381**	302
Barloworld Limited shareholders	**4 202**	1 570
	4 583	1 872

The statement of recognised income and expense has been prepared in terms of the requirements of IAS 19 Employee Benefits regarding the change in accounting policy for the treatment of actuarial gains and losses (refer note 9).

SALIENT FEATURES
for the year ended 30 September

		Audited
	2006	2005*
Number of ordinary shares in issue, net of buyback (000)	**200 716**	208 612
Net asset value per share including investments at fair value (cents)	**6 973**	5 620
Total borrowings to total shareholders' funds (%)		
– Trading segment**	**31,7**	20,9
– Total Group	**73,3**	66,3
Interest cover (times)		
– Trading segment**	**10,6**	11,3
– Total Group	**5,8**	6.0
Return on net assets (%)		
– Trading segment**	**26,8**	25,6
– Total Group	**19,1**	18,3
Cash flow return on investment – CFROI® (%)	**12,3**	10,3
Return on ordinary shareholders' funds (excluding exceptional items) (%)	**18,0**	16,8

*Restated – refer note 8.

**Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September

R million	2006	Audited 2005*
1. Reconciliation of net profit to headline earnings		
Net profit attributable to Barloworld shareholders	**2 357**	1 849
Impairment loss on disposal of Steel Tube Division after taxation	**156**	–
Profit on disposal of properties, investments and subsidiaries	**(140)**	(25)
Impairment of assets	**27**	21
Loss/(profit) on sale of plant and equipment (excluding rental assets) and intangible assets	**4**	(2)
Taxation on exceptional items	**19**	(6)
Interest of outside shareholders in exceptional items	**–**	4
Headline earnings	**2 423**	1 841
Headline earnings from continuing operations	**2 373**	1 815
Headline earnings from discontinued operation	**50**	26
Weighted average number of ordinary shares in issue during the year ('000)		
– basic	**206 959**	207 367
– diluted	**210 998**	212 117
Headline earnings per share (cents)		
– basic	**1 170,8**	887,8
– diluted	**1 148,4**	867,9
Headline earnings per share from continuing operations (cents)		
– basic	**1 146,6**	875,3
– fully diluted	**1 124,7**	855,7
Headline earnings per share from discontinued operation (cents)		
– basic	**24,2**	12,5
– diluted	**23,7**	12,3
2. Exceptional items		
Profit on disposal of properties, investments and subsidiaries	**143**	27
Impairment losses	**(23)**	(21)
Other		1
Gross exceptional profits	**120**	7
Taxation	**(20)**	5
Interest of outside shareholders	**–**	(4)
	100	8
Discontinued operation (net of taxation)	**(6)**	(2)
Net exceptional profits	**94**	6

**Restated – refer note 9.*

R million	2006	Audited 2005*
3. Discontinued operation and assets classified as held for sale		
The Steel Tube Division has been classified as a disposal group held for sale.		
Results from discontinued operation are as follows:		
Revenue	**1 775**	1 590
Operating profit	**95**	44
Fair value adjustments on financial instruments	**(6)**	1
Finance costs	**(25)**	(25)
Income from investments	**3**	1
Profit before exceptional items	**67**	21
Exceptional items (gross of taxation)	**(7)**	(3)
Profit before taxation	**60**	18
Taxation	**(20)**	2
Profit after taxation	**40**	20
Income from associates and joint ventures	**4**	4
Net profit of discontinued operation before impairment loss	**44**	24
Impairment loss on write-down to fair value less costs to sell	**(185)**	
Taxation on impairment loss	**29**	
Impairment loss after taxation	**(156)**	
Loss from discontinued operation per income statement	**(112)**	
The cash flows from the discontinued operation are as follows:		
Cash flows from operating activities	**80**	(54)
Cash flows from investing activities	**(24)**	(20)
Cash flows from financing activities	**(75)**	31
Assets classified as held for sale consist of the following:		
– Steel Tube discontinued operation	**715**	
– Industrial Distribution leasing assets	**1 717**	
– Vehicle and equipment rental fleets	**249**	180
– Other	**159**	–
	2 840	180
Liabilities directly associated with assets classified as held for sale consist of the following:		
– Steel Tube discontinued operation	**347**	
– Industrial Distribution leasing liabilities#	**597**	
– Other	**117**	
	1 061	–
4. Interest of all shareholders		
Balance at the beginning of the year	**12 130**	11 821
Adjustment to opening balance for changes in accounting policies		(586)
Net income/(loss) recognised directly in equity	**1 837**	(291)
Net profit	**2 746**	2 163
Reclassifications and other reserve movements	**46**	34
Purchase of minority shareholding in subsidiary	**(34)**	(2)
Buy-back of shares	**(1 160)**	–
Dividends on ordinary shares	**(1 295)**	(1 197)
Shares issued in current year	**90**	188
Interest of shareholders at the end of the year	**14 360**	12 130

**Restated – refer note 8.*

 # In addition, an amount of R916 million inter-group borrowings will be settled from the proceeds on the sale of the assets.

R million	2006	Audited 2005*
5. Dividends		
Ordinary shares		
Final dividend No. 153 paid on 16 January 2006: 325 cents per share (2005: No. 151 – 265 cents per share)	**745**	602
Interim dividend No 154 paid on 12 June 2006: 150 cents per share (2005: No. 152 – 130 cents per share)	**312**	296
	1 057	898
Dividend attributable to the treasury shares	**(62)**	(75)
Paid to Barloworld shareholders	**995**	823
Paid to minority shareholders	**300**	374
	1 295	1 197
Dividends per share (cents)	**600**	455
– interim (declared May)	**150**	130
– final (declared November)	**450**	325
6. Contingent liabilities		
Bills, lease and hire-purchase agreements discounted with recourse, other guarantees and claims. Litigation, current or pending, are not considered likely to have a material adverse effect on the Barloworld Group	**622**	296
Buy-back and repurchase commitments not reflected on the balance sheet. The related assets are estimated to have a value at least equal to the repurchase commitment	**1 250**	1 071
There are no material contingent liabilities in joint venture companies.		
7. Commitments		
Capital expenditure commitments to be incurred:		
Contracted	**2 106**	1 762
Approved but not yet contracted	**999**	1 080
	3 105	2 842
Operating lease commitments	**2 509**	1 682
Finance lease commitments	**1 050**	1 522

8. Accounting policies and comparative information

The Barloworld Group changed its accounting policy in the current year in respect of the treatment of actuarial gains and losses. In terms of the allowed treatment per IAS19 Employee Benefits, actuarial gains and losses are now recognised in full in the period in which they occur, outside profit or loss, in the Statement of Recognised Income and Expense.

In addition, the following new or revised Standards and Interpretations were adopted during the current year:

- IAS27 (Revised) Consolidated and Separate Financial Statements
- IFRS2 Share-based Payment
- IFRIC Interpretation 8 Scope of IFRS2
- AC503 Accounting for Black-Economic Empowerment Transactions
- IFRIC Interpretation 11 IFRS2 – Group and Treasury Share Transactions
- The South African Institute of Chartered Accountants' Circular 9/2006 – Transactions giving rise to adjustments to Revenue/Purchases
- IFRS6 Exploration for and Evaluation of Mineral Resources
- IFRIC Interpretation 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC Interpretation 6 Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
- IFRIC Interpretation 7 Applying the Restatement Approach Under IAS29 Financial Reporting in Hyperinflationary Economies
- IFRIC Interpretation 9 Reassessment of Embedded Derivatives
- IFRIC Interpretation 10 Interim Financial Reporting and Impairment
- IAS21 (Revised) The effects of Changes in Foreign Exchange Rates

** Restated – refer note 8.*

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

for the year ended 30 September

Comparative information has been restated for the treatment of the Steel Tube Division as a discontinued operation (refer note 4), for the effects of the change in accounting policy in terms of IAS19, the adoption of IFR2 and the requirements of Circular 9/2006.

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2005 is as follows:

R million	Previously stated	Reclassification of discontinued operation*	Other restatements	Restated
Income statement				
Revenue	39 401	(1 603)	(102)	37 696
Operating profit	3 480	(45)	(12)	3 423
Fair value adjustments on financial instruments	(56)	(1)	–	(57)
Finance costs	(463)	25	(3)	(441)
Income from investments	187	(1)	12	198
Profit before exceptional items	3 148	(22)	(3)	3 123
Exceptional items	4	3	–	7
Profit before taxation	3 152	(19)	(3)	3 130
Taxation	(1 033)	(2)	(9)	(1 044)
Profit after taxation	2 119	(21)	(12)	2 086
Income from associates and joint ventures	57	(4)	–	53
Net profit from continuing operations	2 176	(25)	(12)	2 139
Profit/(loss) from discontinued operation	0	25	(1)	24
Net profit	2 176	–	(13)	2 163
Attributable to:				
Minority shareholders	315		(1)	314
Barloworld shareholders	1 861	–	(12)	1 849
	2 176	–	(13)	2 163
Earnings per share (cents) – basic	897.4	–	(5.7)	891.7
Earnings per share (cents) – diluted	877.3	–	(5.6)	871.7
Balance sheet				
Long-term financial assets	840	–	(185)	655
Deferred taxation assets	550	–	273	823
Inventories	4 825	–	(32)	4 793
Trade and other receivables	5 897	–	(38)	5 859
Other reserves	1 484	–	(22)	1 462
Retained income	9 198	–	(571)	8 627
Minority interest	646	–	(2)	644
Total shareholders' interest	12 725	–	(595)	12 130
Deferred taxation liabilities	906	–	(1)	905
Non-interest-bearing liabilities	404	–	659	1 063
Trade and other payables	5 208	–	(45)	5 163

**Before restatement.*

9. Portland Holdings Limited ("Porthold")

The results of Porthold, a wholly-owned Zimbabwean subsidiary, have not been consolidated into the Barloworld Group results as at 30 September 2006.

There are significant constraints impacting on the normal operation of Porthold and the Barloworld board concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the Barloworld Group results in the current year and have been accounted for on a fair value investment basis.

10. Related party transactions

There has been no significant change in related party relationships since the previous year.

The disposal of the Steel Tube division (note 4) to a consortium including management and directors of Barloworld Robor (Proprietary) Limited is considered to be a related party transaction. An opinion has been obtained from an independent professional expert, approved by the JSE, that the transaction is fair and reasonable to Barloworld shareholders.

Other than in the normal course of business, there have been no other significant transactions during the year with associate companies, joint ventures and other related parties.

11. Post-balance sheet events

Subsequent to the year end, the disposal of the UK Leasing assets has been concluded. The disposal of the Steel Tube Division has been approved by the competition authorities but is still subject to signature of the loan agreements.

12. Audit opinion

The consolidated financial statements for the year have been audited by Deloitte & Touche and the accompanying unmodified audit report as well as their unmodified audit report on this set of condensed financial information is available for inspection at the Company's registered office.

The following ZAR/US$ exchange rates apply for the financial periods ending 30 September:

	2006	2005	2004	2003	2002
Closing rate	**7,77**	6,36	6,47	7,03	10,53
Average rate	**6,63**	6,21	6,60	8,04	10,65
Highest rate	**7,77**	6,77	7,07	10,04	11,98
Lowest rate	**6,00**	5,63	6,27	7,03	9,42

TRADING HISTORY OF BARLOWORLD ORDINARY SHARES ON THE JSE

The recent trading history of Barloworld ordinary shares on the JSE is set out below:

1. QUARTERLY TRADING HISTORY

The high, low and closing price of Barloworld ordinary shares on the JSE and the aggregated quarterly volumes traded from March 2004 to March 2006 are set out in the table below.

Quarter ended	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
June 2004	7 350	6 649	6 665	33 895	2 335
September 2004	7 850	6 639	7 800	35 007	2 521
December 2004	10 900	7 798	10 630	48 095	4 492
March 2005	10 800	9 560	10 000	42 385	4 331
June 2005	10 300	8 604	9 500	57 460	5 278
September 2005	11 675	9 350	11 629	39 522	4 129
December 2005	11 480	10 100	11 053	55 582	5 966
March 2006	13 635	10 790	13 280	58 874	7 110

2. MONTHLY TRADING HISTORY

The high, low and closing price of Barloworld ordinary shares on the JSE and the aggregated monthly volumes traded from April 2006 to March 2007 are set out in the table below.

Month ended	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
April 2006	13 440	12 965	13 200	14 068	1 853
May 2006	13 200	11 345	11 430	26 419	3 199
June 2006	12 100	10 300	12 100	26 628	3 000
July 2006	12 069	10 906	11 567	14 399	1 658
August 2006	13 575	11 470	13 575	19 449	2 398
September 2006	13 805	12 550	12 950	18 615	2 460
October 2006	14 261	12 799	14 261	13 568	1 855
November 2006	15 300	13 500	14 750	16 399	2 368
December 2006	16 400	14 750	16 400	15 170	2 368
January 2007	19 001	16 400	18 600	27 174	4 778
February 2007	18 250	17 250	17 340	18 722	3 300
March 2007	18 420	17 000	18 100	20 183	3 569

3. DAILY TRADING HISTORY

The high, low, closing price and the daily trading volumes of Barloworld ordinary shares on the JSE for each trading day from 2 April 2007 to the last practicable date are set out below:

	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
2 April 2007	18 150	17 870	17 935	720	130
3 April 2007	18 272	18 000	18 200	914	166
4 April 2007	18 370	18 131	18 131	414	76
5 April 2007	18 500	18 001	18 405	402	73
10 April 2007	19 099	18 447	18 615	510	96
11 April 2007	18 799	18 350	18 470	309	57
12 April 2007	18 600	18 300	18 500	290	54
13 April 2007	18 615	18 400	18 600	287	53
16 April 2007	18 900	18 501	18 760	477	89
17 April 2007	19 298	18 655	19 280	387	74
18 April 2007	19 479	19 050	19 349	505	97
19 April 2007	19 400	19 050	19 200	225	43
20 April 2007	20 049	19 199	20 000	776	153
23 April 2007	20 400	20 000	20 302	444	90
24 April 2007	20 470	19 800	19 998	594	120
25 April 2007	19 998	19 600	19 600	848	168
26 April 2007	19 750	19 501	19 550	420	82
30 April 2007	19 760	19 200	19 760	475	93
2 May 2007	19 950	19 750	19 750	231	46
3 May 2007	19 850	19 100	19 220	568	109
4 May 2007	19 509	18 901	19 045	703	134
7 May 2007	19 148	18 900	19 000	287	55
8 May 2007	19 285	18 825	18 890	590	112
9 May 2007	19 390	18 855	18 906	497	95
10 May 2007	19 150	18 950	19 090	861	164

HISTORICAL FINANCIAL INFORMATION OF PPC

This report has been extracted from the consolidated financial statements of PPC and its subsidiaries ("PPC Group") which have been prepared in accordance with IFRS, in compliance with the Companies Act and the Listings Requirements of the JSE. The basis of preparation has been consistently applied, except where otherwise indicated. For a better understanding of the PPC Group's financial position and the results of its operations and cash flows for the year, this summarised report should be read in conjunction with the annual financial statements from which it was derived. These financial results were audited by Deloitte & Touche, who issued unqualified audit opinions in respect of the financial statements.

PPC GROUP CONSOLIDATED BALANCE SHEET
at 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
ASSETS					
Non-current assets	**1 817**	1 793	1 939	1 931	1 968
Property, plant and equipment	**1 414**	1 247	1 225	1 523	1 545
Negative goodwill	**–**	–	(1)	(1)	(1)
Intangible assets	**14**	14	15	10	11
Investment in non-consolidated subsidiary	**290**	295	315	–	–
Other non-current assets	**99**	214	358	367	379
Investment in associates	**–**	–	8	16	22
Deferred tax assets	**–**	24	19	16	12
Current assets	**2 539**	1 462	1 611	1 546	1 465
Inventories	**224**	223	215	237	221
Trade and other receivables	**605**	500	448	406	383
Short-term investment	**98**	147	–	–	–
Cash and cash equivalents	**1 482**	592	948	904	861
Asset classified as held-for-sale	**130**	–	–	–	–
Total assets	**4 356**	3 255	3 550	3 477	3 433
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital and premium	**868**	868	867	866	866
Non-distributable reserves	**91**	52	53	(98)	(85)
Retained profit	**1 245**	1 086	1 411	1 362	1 340
Interest of shareholders in PPC	**2 204**	2 006	2 331	2 130	2 121
Outside shareholders' interest	**–**	21	8	0	0
Interest of all shareholders	**2 204**	2 027	2 339	2 130	2 121
Non-current liabilities	**364**	482	692	749	779
Interest bearing	**83**	197	393	368	387
Deferred tax liabilities	**174**	182	181	263	275
Non-interest bearing	**107**	103	118	118	117
Current liabilities	**1 788**	746	519	598	533
Trade and other payables	**472**	415	322	337	354
Provisions	**9**	11	10	8	5
Tax payable	**212**	160	166	240	161
Short-term borrowings	**983**	160	21	13	13
Liabilities directly associated with asset classified as held-for-sale	**112**	–	–	–	–
Total equity and liabilities	**4 356**	3 255	3 550	3 477	3 433

**Restated for changes in accounting policies.*

PPC GROUP CONSOLIDATED INCOME STATEMENTS
for the years ended 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
CONTINUING OPERATIONS					
Revenue	**4 686**	3 973	3 440	3 016	2 505
Cost of sales	**2 520**	2 175	2 001	1 908	1 651
Gross profit	**2 166**	1 798	1 439	1 108	854
Non-operating income	**1**	0	1	0	1
Administrative expenditure	**43**	39	32	33	18
Other operating expenditure	**263**	250	237	212	220
Operating profit	**1 861**	1 509	1 171	863	617
Fair value adjustments on financial instruments	**(0)**	(7)	0	7	18
Finance costs	**52**	64	59	56	74
Income from investments	**67**	84	101	126	92
Amortisation of goodwill	**–**	–	–	–	3
Profit before exceptional items	**1 876**	1 522	1 213	940	650
Exceptional items	**1**	13	(0)	4	159
Share of associates' retained profit	**–**	1	11	6	27
Profit before taxation	**1 877**	1 536	1 224	950	836
Taxation	**671**	582	438	325	231
Net profit from continuing operations	**1 206**	954	786	625	605
DISCONTINUED OPERATIONS					
Net profit from discontinued operation	**8**	–	–	–	–
Net profit	**1 214**	954	786	625	605
Attributable to:					
Outside shareholders' interest	**–**	13	4	–	–
PPC shareholders	**1 214**	941	782	625	605
	1 214	954	786	625	605
Net profit per share from continuing and discontinued operations (cents)					
– basic	**2 259**	1 749	1 455	1 167	1 130
– fully diluted	**2 259**	1 749	1 455	1 167	1 130
Net profit per share from continuing operations (cents)					
– basic	**2 244**	1 749	1 455	1 167	1 130
– fully diluted	**2 244**	1 749	1 455	1 167	1 130
Dividends per share (cents)	**2 200**	1 900	2 320	1 375	1 135

**Restated for changes in accounting policies.*

PPC GROUP CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 30 September

	2006 Rm	2005* Rm	2004* Rm	2003 Rm	2002 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash generated from operations	**2 031**	1 668	1 294	993	783
Finance costs paid	**(52)**	(70)	(58)	(47)	(67)
Dividends received from investments and associates	**15**	30	27	29	35
Interest received	**52**	54	73	98	56
Tax paid	**(608)**	(587)	(529)	(262)	(178)
Cash available from operations	**1 438**	1 095	807	811	629
Dividends paid	**(1 059)**	(1 269)	(736)	(601)	(524)
Net cash inflow/(outflow) from operating activities	**379**	(174)	71	210	105
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of subsidiary company	**–**	–	(6)	–	(183)
Acquisition of other property, plant and equipment	**(395)**	(176)	(80)	(164)	(104)
Replacement capital expenditure	**(101)**	(130)	(78)	(147)	(104)
Expansion capital expenditure	**(294)**	(46)	(2)	(17)	–
Acquisition of intangible assets	**(4)**	(4)	(2)	(5)	(4)
Dividends received from non-consolidated subsidiary company	**4**	21	6	–	–
Total proceeds (net)	**2**	17	13	9	513
Proceeds received on disposal of subsidiary company	**–**	–	4	–	169
Proceeds received on disposal of associate company	**–**	15	–	–	324
Proceeds received on disposal of intangible assets	**–**	–	0	–	–
Proceeds on disposal of property, plant and equipment	**2**	2	9	9	20
Movements in investments and loans	**140**	(1)	5	2	17
Decrease in net amounts owing by subsidiary and associate companies	**–**	4	10	11	4
Receipt of instalment on long-term loan	**10**	10	10	10	10
Net cash outflow from investing activities	**(243)**	(129)	(44)	(137)	253
Net cash inflow/(outflow) before financing activities	**136**	(303)	27	73	358
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of share capital	**–**	1	1	–	0
Long-term borrowings raised	**–**	3	60	–	1
Long-term borrowings repaid	**(111)**	(48)	(25)	(21)	(7)
Short-term borrowings raised	**872**	0	–	–	–
Short-term borrowings repaid	**–**	(21)	(2)	(0)	(4)
Net cash inflow/(outflow) from financing activities	**761**	(65)	34	(21)	(10)
Net increase/(decrease) in cash and cash equivalents	**897**	(368)	61	52	348
Cash and cash equivalents at beginning of year	**592**	948	904	861	507
Effect of exchange rates on cash	**1**	11	(5)	(9)	6
Deconsolidation of subsidiary company	**(8)**	–	(12)	–	–
Cash and cash equivalents at end of year	**1 482**	591	948	904	861

**Restated for changes in accounting policies.*

PPC CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' INTEREST

	Year ended 30 September 2006 Audited Rm	30 September 2005 Audited Restated Rm
Interest of all shareholders:		
Balance at beginning of year	**2 026,9**	2 338,2
Revaluation of investments (net of deferred tax)	**(0,6)**	10,2
IFRS2 impact on equity compensation reserve	**1,3**	3,0
Issue of share capital	**–**	1,1
Foreign currency translation reserve and other movements	**(15,2)**	(10,9)
Cash flow hedge reserve (net of deferred tax)	**35,7**	–
Dividends paid	**(1 059,1)**	(1 268,6)
Net profit for the year	**1 214,3**	953,9
Balance at end of year	**2 203,3**	2 026,9

PPC CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended 30 September 2006 Audited Rm	30 September 2005 Audited Restated Rm
1. Profit before tax		
Included in profit before tax are:		
Depreciation	**165.1**	155.0
2. Finance costs		
Finance costs comprise:		
Bank and other borrowings	**18.5**	8.2
Financial lease interest	**26.5**	46.6
Unwinding of discount on rehabilitation provisions	**6.9**	8.8
	51.9	63.6
3. Headline earnings per share (cents)		
– basic and fully diluted	**2 260**	1 724
Determination of headline earnings per share		
Net profit per share (cents)	**2 259**	1 749
Adjusted for (after tax):		
Profit on disposal of property, plant and equipment and intangible assets	**1**	(2)
Goodwill and other impairments	**–**	(8)
Profit on disposal of investments	**–**	(15)
Headline earnings per share (cents)	**2 260**	1 724
Headline earnings		
Net profit attributable to shareholders of PPC	**1 214.3**	940.5
Loss/(profit) on disposal of properties, plant and equipment, investments and intangibles	**0.3**	(9.4)
Goodwill and other impairments	**–**	(3.9)
Tax on exceptional items	**–**	(0.3)
Headline earnings	**1 214.6**	926.9

4. Asset classified as held for sale

During the 2004 financial year, PPC sold 75% of its share in Afripack (Proprietary) Limited ("Afripack"), to a black empowerment and management consortium. The purchase price was funded via PPC's subscription to redeemable preference shares and cash proceeds. Afripack continued to be consolidated into PPC's group results, in terms of IAS27 Revised (Consolidated and Separate Financial Statements) as PPC management continued to have effective control of Afripack until the preference shares are redeemed. The redemption is expected to be finalised during the next financial year.

In line with IFRS5 (Non-current assets held for sale and discontinued operations), due to the preference share redemption, Afripack has been consolidated as an asset classified as held-for-sale and comparative information has been not restated.

The results of Afripack as at 30 September 2006 were as follows:

	30 September 2006 Audited Rm	30 September 2005 Audited Restated Rm
Revenue	**177,0**	
Operating profit	**43,9**	
Assets:		
Non-current assets	**51,3**	
Property, plant and equipment	**51,1**	
Intangible assets	**0,2**	
Current assets	**78,4**	
Inventories	**23,0**	
Trade and other receivables	**27,5**	
Cash and cash equivalents	**27,9**	
Total assets	**129,7**	
Liabilities:		
Non-current liabilities	**47,0**	
Interest bearing	**3,2**	
Non-interest bearing and other non-current liabilities	**35,6**	
Deferred tax liabilities	**8,2**	
Current liabilities	**65,1**	
Trade and other payables	**60,4**	
Tax payable	**4,7**	
Total liabilities	**112.1**	

5. Investments

Listed and unlisted investments at fair value	**129,9**	277,6
Directors' valuation of unlisted investments	**129,9**	277,6

6. Borrowings

Borrowings	**1 065,6**	357,2

The company's borrowing powers are not restricted.

	30 September 2006 Audited Rm	30 September 2005 Audited Restated Rm
7. Commitments		
Capital commitments	**1 298,8**	1 479,4
– contracted	**668,2**	46,0
– approved	**630,6**	1 433,4
Operating lease commitments	**27,2**	29,8
	1 326,0	1 509,2
These commitments will be met from existing cash resources and borrowing facilities available to the PPC Group.		
8. Contingent liabilities		
Guarantees for loans, banking facilities and other obligations to third parties.	**6,7**	7,1

9. Non-consolidation of Portland Holdings Limited ("Porthold")

The results of Porthold, a wholly-owned Zimbabwean subsidiary, have not been consolidated into the group as at 30 September 2006.

There are significant constraints impacting on the normal operation of Porthold and the board of directors of PPC concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the PPC Group results in the current year and have been accounted for on a fair value investment basis.

The summarised results of Porthold, adjusted for hyperinflation and converted back to Rands were:

	30 September 2006	30 September^ 2005
Revenue	**409,5**	305,7
Operating profit/(loss)	**30,3**	(13,3)
Loss before tax	**(34,0)**	(17,4)
Tax	**(2,6)**	12,4
Loss after tax	**(31,4)**	(29,8)
Total assets	**972,0**	1 033,9
Total liabilities	**322,9**	348,5

The effect of not consolidating Porthold was to increase HEPS for the year by 59 cents (2005: increase by 55 cents) from 2 201 cents to 2 260 cents.

Porthold's results are reflected on a hyperinflated basis, converted to South African Rand at the interbank rate of exchange (ZWD 33.6 to ZAR).

^Restated for the effects of applying hyperinflationary accounting.

PPC CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Basis of preparation

The PPC Group has adopted the following new or revised IFRSs' in the current period, which, except for those disclosed in note 12 below, did not have a material impact on the reported results:

IFRS2 Share-based payment; IAS27 (Revised) Consolidated financial statements and accounting for investments in subsidiaries;

IAS19 (Revised) Employee Benefits; IFRS 6 Exploration for and evaluation of mineral resources; IFRIC8;

IFRIC5 Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds;

IFRIC6 Liabilities arising from participating in a specific market – waste, electrical and electronic equipment; and

IFRIC7 Applying the restatement approach under IAS29 financial reporting in hyperinflationary economies and IFRIC9 Reassessment of embedded derivatives.

11. Comparative information

The PPC Group has restated the comparative information for the effects of adopting IFRS2 (Share-based payment).

The aggregate effect of the above restatement is as follows:

	Previously stated Rm	Adjusted Rm	Restated Rm
For the year ended 30 September 2005			
Profit before tax	1 539,3	(3.0)	1 536,3
Tax	582,4	–	582,4
Net profit	956,9	(3.0)	953,9
Interest of all shareholders	2 026,9	–	2 026,9

The effect thereof was to reduce HEPS by 6 cents from 1 730 cents to 1 724 cents.

12. Segmental analysis

The board of directors of PPC considers the cement operations to be the predominant activity of the company, as a result, no segmental reporting has been included.

13. Auditors' review

The auditors, Deloitte & Touche, have issued their opinion on the PPC Group's financial statements for the year ended 30 September 2006. A copy of their unqualified report is available for inspection at the company's registered office.

TRADING HISTORY OF PPC SHARES ON THE JSE

The recent trading history of PPC shares on the JSE is set out below:

1. QUARTERLY TRADING HISTORY

The high, low and closing price of PPC shares on the JSE and the aggregated quarterly volumes traded from March 2004 to March 2006 are set out in the table below:

	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
June 2004	15 600	12 900	15 600	3 365	470
September 2004	18 150	15 100	18 100	2 778	463
December 2004	28 500	18 200	28 500	3 334	764
March 2005	26 000	21 611	22 120	2 011	470
June 2005	24 000	21 105	22 995	3 247	718
September 2005	29 100	23 500	29 100	3 166	801
December 2005	32 780	28 000	30 675	3 187	984
March 2006	41 913	30 126	41 900	2 695	956

2. MONTHLY TRADING HISTORY

The high, low and closing price of PPC shares on the JSE and the aggregated monthly volumes traded from April 2006 to March 2007 are set out in the table below.

	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
April 2006	42 000	40 200	41 900	505	209
May 2006	43 300	35 705	35 705	1 224	486
June 2006	37 798	34 057	36 749	1 474	527
July 2006	37 400	36 000	37 000	981	360
August 2006	39 695	36 545	38 900	1 223	467
September 2006	40 048	34 788	34 788	928	349
October 2006	38 000	33 900	38 000	1 405	505
November 2006	38 600	37 050	37 849	1 212	459
December 2006	40 260	37 350	38 800	1 592	620
January 2007	42 310	37 350	42 200	1 136	447
February 2007	44 500	41 400	42 088	814	345
March 2007	47 200	40 650	47 200	913	397

3. DAILY TRADING HISTORY

The high, low, closing price and the daily trading volumes of PPC shares on the JSE for each trading day from 2 April 2007 to the last practicable date are set out below.

	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume traded (thousands of shares)	Value traded (R million)
2 April 2007	47 199	45 805	45 900	18	8
3 April 2007	47 000	46 000	46 190	25	11
4 April 2007	46 250	45 900	45 900	29	14
5 April 2007	46 495	45 500	46 300	24	11
10 April 2007	47 350	46 400	47 350	20	9
11 April 2007	47 400	46 500	46 500	23	11
12 April 2007	46 978	46 552	46 799	15	7
13 April 2007	47 000	46 400	46 900	19	9
16 April 2007	47 400	47 000	47 000	40	19
17 April 2007	47 525	47 000	47 524	27	13
18 April 2007	47 995	47 300	47 505	26	13
19 April 2007	47 999	47 200	47 350	31	15
20 April 2007	49 500	47 500	48 313	43	21
23 April 2007	49 900	48 300	49 000	51	25
24 April 2007	49 200	48 400	48 650	44	22
25 April 2007	50 888	48 500	48 800	59	29
26 April 2007	49 500	48 350	48 500	32	16
30 April 2007	49 495	48 350	48 410	35	17
2 May 2007	49 400	48 502	48 702	41	20
3 May 2007	49 100	48 600	48 975	32	16
4 May 2007	49 050	48 700	49 000	43	21
7 May 2007	49 360	48 700	48 980	33	16
8 May 2007	49 500	48 299	48 299	24	12
9 May 2007	48 500	47 505	47 650	61	29
10 May 2007	48 000	47 110	47 500	59	28

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Share code: BAW ISIN: ZAE000026639
Share code: BAWP ISIN: ZAE000026647

Barloworld
Leading brands

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of the ordinary shareholders and the 6% non-redeemable cumulative preference shareholders of the Company will be held at 180 Katherine Street, Sandton on Friday, 8 June 2007, at 14:00, to consider and, if deemed fit, to pass, with or without modification, the following resolutions:

SPECIAL RESOLUTION NUMBER 1

"Resolved, as a special resolution, that subject to the provisions of (a) below, the Company be and is hereby authorised to distribute to its ordinary shareholders, *pro-rata* to their respective holdings of ordinary shares in the Company, as an unbundling transaction contemplated in section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, and as permitted by section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), all of the ordinary shares held by the Company in Pretoria Portland Cement Company Limited (Registration number 1892/000667/06) ("PPC"), upon the terms and subject to the conditions set out in the circular to the Barloworld preference and ordinary shareholders, dated 17 May 2007, to which this notice of general meeting is attached.

(a) If the Corporate Laws Amendment Act, 2006 (Act 24 of 2006) ("the Amendment Act") is not promulgated into an Act of Parliament on or before the date on which the distribution referred to above is implemented, Special Resolution Number 1 will fall away and be of no force and effect."

The reason for and effect of this special resolution, if passed, is to obtain approval for the distribution by the Company of the ordinary shares held by it in the share capital of PPC to the Company's ordinary shareholders, insofar as that approval is required in terms of section 228 of the Companies Act, as amended, on the date on which the Amendment Act comes into operation.

The Amendment Act will, once it comes into operation, amend the provisions of section 228 of the Companies Act, in that a special resolution will be required to dispose of the whole or greater part of the assets of a company. Insofar as the distribution referred to above will have the effect that the Company will dispose of the greater part of its assets, the above resolution will be proposed as a special resolution subject to the condition that if the Amendment Act does not come into operation on or before the date on which the distribution referred to above is implemented, Special Resolution Number 1 will fall away and be of no force and effect.

ORDINARY RESOLUTION NUMBER 1

"Resolved, as an ordinary resolution, that the Company be and is hereby authorised to distribute to its ordinary shareholders *pro-rata* to their respective holdings of ordinary shares in the Company, as an unbundling transaction as contemplated in section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, and as permitted by section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended, all of the ordinary shares held by the Company in Pretoria Portland Cement Company Limited (Registration number 1892/000667/06), upon the terms and subject to the conditions set out in the circular to the Barloworld preference and ordinary shareholders, dated 17 May 2007, to which this notice of general meeting is attached."

ORDINARY RESOLUTION NUMBER 2

"Resolved, as an ordinary resolution, that the Company be and is hereby given, as a general approval, authority to make payments contemplated and as permitted by section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), to the ordinary shareholders of the Company *pro rata* to their respective holdings of ordinary shares in the Company, by way of a reduction of the Company's share premium account, upon such terms and conditions and in such amounts as the directors of the Company

may from time to time determine, but subject to the articles of association of the Company, the provisions of the Companies Act and the Listings Requirements of the JSE Limited (Registration number 2005/022939/06) ("JSE"), and provided that:

(i) this general authority shall only be valid until the Company's next annual general meeting or the expiry of a period of 15 (fifteen) months from the date of the passing of this ordinary resolution, whichever is earlier;

(ii) any payment made pursuant to this general authority may not exceed 20% (twenty percent) of the Company's issued share capital, including reserves but excluding minority interests, and re-valuations of assets and intangible assets that are not supported by a valuation by an independent professional expert acceptable to the JSE prepared within the last six months, in any one financial year, measured at the beginning of such financial year."

ORDINARY RESOLUTION NUMBER 3

"Resolved, as an ordinary resolution, that the Company be and is hereby authorised to amend the provisions of the Barlows 1985 Share Option Scheme (as amended), as follows:

1. by the addition of a new definition to read as follows:

   "1.12 "special dividend" any dividend or distribution declared and paid by the company in respect of an ordinary share which the directors describe as a special, extraordinary or abnormal dividend, including any payment made by the company in respect of an ordinary share which reduces the share premium account of the company.";

2. by the insertion of a semi colon and the word "or" at the end of clause 5.4.1, and the addition of a new clause 5.4.2 to read as follows:

   "5.4.2 a special dividend is declared and paid,";

3. by the insertion of a new clause 5.4A to read as follows:

   "5.4A In the event of a distribution by the company of any shares held by it to its shareholders or any class of them, the directors may in their discretion vary the terms of an option, or award further options to existing option holders by:

   5.4A.1 varying the price at which an existing option may be exercised;

   5.4A.2 granting rights to option holders to acquire shares in the company the shares of which the company has distributed, at an exercise price to be determined by the directors and upon such other terms as may be determined by the directors;

   5.4A.3 granting additional options in the company to option holders at an exercise price to be determined by the directors and upon such other terms as may be determined by the directors,

   provided that the terms and conditions of the share purchase scheme and the share option scheme shall apply *mutatis mutandis* to any further options awarded to option holders in terms of this clause 5.4A. Provided further that the company's auditors shall certify that as far as possible in the circumstances, option holders are not prejudiced or given benefits beyond those provided for in the option scheme prior to the unbundling. The directors shall notify the option holders of the variation, which will be binding on the company and on the option holders.""

ORDINARY RESOLUTION NUMBER 4

"Resolved, as an ordinary resolution, that the Company be and is hereby authorised to amend the provisions of the Barlows 1985 Share Option Scheme (as amended), as follows:

by the addition of a new definition to read as follows:

"1.11 "subsidiary directors" the board of directors of any subsidiary of the company or any committee thereof to whom the powers of such subsidiary's directors in respect of the option scheme are delegated in terms of the subsidiary's articles of association.";

by the addition of the words "or the subsidiary directors (with the approval of the directors)" after the word "directors" in clauses 4.1 (other than in the fourth line of the paragraph below clause 4.1.2 of clause 4.1), 4.2 and 4.11 (but only after the first reference to the word "directors" in clause 4.11)."

ORDINARY RESOLUTION NUMBER 5

"Resolved, as an ordinary resolution, that the Company be and is hereby authorised to amend the provisions of the Barlows 1979 Share Purchase Scheme (as amended), as follows:

by the deletion of the following words in clause 4(d)(iv):

"Other than on death or becoming a retired employee, provided that in respect of loans granted after 1 October 2003, repayment shall be paid in full within one year after the date of becoming a retired employee.",

and the replacement thereof with the following words:

"other than on death. Provided that the directors, in their sole discretion, may extend the period for repayment of the loan until one year after the date upon which the employee ceased to be an employee.";

by the deletion of clause 4(i) vi which read as follows:

"4(i) vi. if, in terms of 4.11 of the 1985 Option Scheme, the directors determine that an employee shall acquire the shares which are the subject of an exercised option by purchasing those shares from the trust, the trust shall, if so instructed by the directors, subscribe for such number of reserved unissued shares (as referred to in 3(b) i.) at the original purchase price and shall immediately sell those shares to the employee at the same price."

and the replacement thereof with a new clause 4(i) vi. to read as follows:

"vi. If, in terms of 4.11 of the 1985 Option Scheme, the directors determine that an employee shall acquire the shares which are the subject of an exercised option by purchasing those shares from the trust, the trust shall (a) if so instructed by the directors, subscribe for such number of reserved unissued shares (as referred to in 3(b) i.); or (b) if so instructed by the directors, purchase the shares, and shall immediately sell the shares allotted and issued to the trust pursuant to that subscription or purchased by the trust to the employee at the option price. The trustees shall be entitled to protect the trust against any losses which may be incurred pursuant thereto and, without derogation from the aforegoing, shall be entitled to enter into such contracts of hedge or other contracts as the trustees deem necessary in the circumstances.";

by the deletion of clause 6(b), which read as follows:

"6(b) All costs and expenses of the trust and the trustees and of carrying the scheme into effect and any surplus and/or deficit and costs of transfer arising from shares purchased and sold shall be borne by or accrue for the benefit of the company and/or its subsidiaries in such proportions as the trustees in their sole discretion shall determine. All administration, secretarial, accounting and similar services required by the trust shall be provided by the company."

and the replacement thereof with a new clause 6(b) to read as follows:

"(b) All costs and expenses of the trust and the trustees and of carrying the scheme into effect and any surplus and/or deficit and costs of transfer arising from shares purchased and sold shall be borne by or accrue for the benefit of the company and/or its subsidiaries in such proportions as the trustees, acting reasonably, shall determine. All administration, secretarial, accounting and similar services required by the trust shall be provided by the company.""

ORDINARY RESOLUTION NUMBER 6

"Resolved, as an ordinary resolution, that any director or the secretary of the Company be and is hereby authorised to do all such things and sign all such documents as are necessary to give effect to special resolution number 1 and to give effect to the aforegoing ordinary resolutions."

VOTING

The ordinary shareholders of the Company will be entitled to attend the general meeting and to vote on special resolution number 1 and ordinary resolution numbers 1, 2, 3, 4, 5 and 6 set out above. On a show of hands every ordinary shareholder of the Company who is present in person or by proxy at the general meeting will have one vote (irrespective of the number of ordinary shares held in the Company), and on a poll, every ordinary shareholder of the Company will have one vote for every ordinary share held or represented.

The 6% non-redeemable cumulative preference shareholders of the Company will be entitled to attend the general meeting and to vote on special resolution number 1 and ordinary resolution numbers 1 and 2. On a show of hands every 6% non-redeemable cumulative preference shareholder of the Company who is present in person or by proxy at the general meeting will have one vote (irrespective of the number of the 6% non-redeemable cumulative preference shares held in the Company). In terms of section 195(1) of the Companies Act, 1973 (Act 61 of 1973), as amended on a poll, every 6% non-redeemable cumulative preference shareholder of the Company will have forty votes for every 6% non-redeemable cumulative preference share held or represented.

PROXIES

A Barloworld ordinary shareholder or a Barloworld 6% non-redeemable cumulative preference shareholder entitled to attend and vote at the general meeting may appoint one or more persons as its proxy to attend, speak and vote in its stead. A proxy need not be a shareholder of the Company.

A form of proxy (blue) is attached for the convenience of certificated shareholders and "own name" dematerialised shareholders who are unable to attend the general meeting, but who wish to be represented thereat. In order to be valid, duly completed proxy forms must be received by one of the Company's transfer secretaries, namely Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, PO Box 4844, Johannesburg, 2001 Lloyds TSB Registrars (a division of Lloyds TSB Bank plc), The Causeway, Worthing, West Sussex, BN99 6ZL, England or Transfer Secretaries (Proprietary) Limited, Shop 8, Kaiser Krone Centre, Post Street Mall, Windhoek, Namibia, not later than 14:00 (South African time) on Wednesday, 6 June 2007.

Dematerialised shareholders, other than with "own name" registration, who have not been contacted by their Central Securities Depository Participant ("CSDP") or broker with regard to how they wish to cast their votes, should contact their CSDP or broker and instruct their CSDP or broker as to how they wish to cast their votes at the Company's general meeting in order for their CSDP or broker to vote in accordance with such instructions. If such dematerialised shareholders wish to attend the Company's general meeting in person, they must request their CSDP or broker to issue the necessary letter of representation to them. This must be done in terms of the agreement entered into between such dematerialised shareholders and the CSDP or broker.

By order of the Board

S Mngomezulu
Secretary

Sandton
17 May 2007

PRINTED BY INCE (PTY) LTD

Barloworld Limited

(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
Share code: BAW ISIN: ZAE000026639
Share code: BAWP ISIN: ZAE000026647
("the Company")

Barloworld
Leading brands

FORM OF PROXY

For use by registered holders of certificated ordinary shares of R0.05 each ("the ordinary shares") and certificate 6% non-redeemable cumulative preference shares of R2.00 each ("the preference shares") in the Company or the holders of dematerialised ordinary shares or dematerialised preference shares of the Company in their own name at the general meeting to be held at 180 Katherine Street, Sandton, on Friday, 8 June 2007 at 14:00.

Holders of shares in the Company (whether certificated or dematerialised) through a nominee must not complete this proxy form but should timeously inform that nominee, or, if applicable, their Central Securities Depository Participant ("CSDP") or stockbroker of their intention to attend the general meeting and request such nominee, CSDP or stockbroker to issue them with the necessary authorisation to attend or provide such nominee, CSDP or stockbroker with their voting instruction should they not wish to attend the general meeting in person. Such shareholders must not return this proxy form to the transfer secretaries.

I/We, ____________________ of ____________________

(Please insert full names) (Please insert address)

being the holder(s) of [ ] ordinary shares being the holder(s) of [ ] preference shares,

hereby appoint: ____________________ of ____________________ or failing him/her,

____________________ of ____________________ or failing him/her,

the chairman of the general meeting,

as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against such resolutions or to abstain from voting in respect of the ordinary shares or preference shares in the issued share capital of the Company registered in my/our name/s in accordance with the following instructions (see note 9):

PART A – TO BE COMPLETED BY THE ORDINARY SHAREHOLDERS

**Insert an "X" or the number of ordinary shares (see note 9)*

Resolution	Vote in favour*	Votes against*	Abstained*
Special Resolution No. 1 – (Approval of unbundling of shares in Pretoria Portland Cement Company Limited (Registration number 1892/000667/06) ("PPC")			
Ordinary Resolution No. 1 – (Approval of unbundling of shares in PPC)			
Ordinary Resolution No. 2 – (General authority to make payments in terms of section 90 of the Companies Act, 1973)			
Ordinary Resolution No. 3 – (Approval for the amendments to the Barloworld share option scheme discussed in paragraph 6.7 of the circular to which this proxy form is attached)			
Ordinary Resolution No. 4 – (Approval for the amendments to the Barloworld share option scheme discussed in paragraph 6.9 of the circular to which this proxy form is attached)			
Ordinary Resolution No. 5 – (Approval for the amendments to the Barloworld share purchase scheme discussed in paragraph 6.9 of the circular to which this proxy form is attached)			
Ordinary Resolution No. 6 – (Approval of authorisation of directors to take all necessary steps to implement the special resolution and ordinary resolutions)			

** Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the Company, insert the number of ordinary shares held in respect of which you desire to vote (see note 9).*

PART B – TO BE COMPLETED BY THE PREFERENCE SHAREHOLDERS

** Insert an "X" or the number of preference shares (see note 9)*

Resolution	Vote in favour*	Votes against*	Abstained*
Special Resolution No. 1 – (Approval of unbundling of shares in PPC)			
Ordinary Resolution No. 1 – (Approval of unbundling of shares in PPC)			
Ordinary Resolution No. 2 – (General authority to make payments in terms of section 90 of the Companies Act, 1973)			

** Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of preference shares than you own in the Company, insert the number of preference shares held in respect of which you desire to vote (see note 9).*

Signed at ____________________ on ____________________

Signature(s) ____________________ Date ____________________ 2007

(Authority of signatory to be attached if applicable – see note 11)

Assisted by me (where applicable) ____________________

(see note 12)

Each member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (who need not be a member or members of the Company) to attend, speak and vote in place of that member at the general meeting.

Please read the notes and instructions on the reverse side.

NOTES AND INSTRUCTIONS

Notes and instructions on signing and lodging of the general meeting form of proxy:

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.
2. The chairman shall be entitled to decline to accept the authority of a signatory:

   (a) under a power of attorney; or

   (b) on behalf of a company,

   unless the power of attorney or authority is deposited with the Company's transfer secretaries in South Africa, namely Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, P O Box 4844, Johannesburg, 2001; the Company's transfer secretaries in the United Kingdom, namely Lloyds TSB Registrars (a division of Lloyds TSB Bank plc), The Causeway, Worthing, West Sussex, BN99 6ZL, England; or the Company's transfer secretaries in Namibia, namely Transfer Secretaries (Proprietary) Limited, Shop 8, Kaiser Krone Centre, Post Street Mall, Windhoek, Namibia, not later than 14:00 (South African time) on Wednesday, 6 June 2007.
3. The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank space(s) provided for that purpose.
4. When there are joint holders of shares and if more than one such joint holder be present or represented, then the person whose name appears first in the register of members in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.
5. The completion and lodging of this form of proxy will not preclude the signatory from attending the general meeting and speaking and voting in person thereat in respect of the relevant resolutions should such person wish to do so, to the exclusion of any proxy appointed in terms hereof.
6. If, in the appropriate place on the face of the proxy, there is no indication of how to vote in respect of any resolution the proxy shall be entitled to vote as he/she deems fit in respect of that resolution.
7. The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these notes and instructions, provided that, in the event of acceptance, he/she is satisfied as to the manner in which a member wishes to vote.
8. If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the member's name.
9. Please insert an X in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares or, as the case may be, preference shares than you own in the Company, insert the number of ordinary shares or, as the case may be, preference shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all of the ordinary shareholder's votes or, as the case may be, preference shareholder's votes exercisable at the general meeting. An ordinary shareholder or, as the case may be, a preference shareholder or his/her proxy is not obliged to use all the votes exercisable by the ordinary shareholder or, as the case may be, any preference shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of votes exercisable by the ordinary shareholder or, as the case may be, the preference shareholder or by his/her proxy.
10. A form of proxy sent by electronic medium to the secretary of the Company or any of the transfer secretaries within the time allowed for submission, shall be deemed to constitute an instrument of proxy.
11. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the Company Secretary or waived by the chairman of the general meeting.
12. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the Company Secretary.

CORPORATE INFORMATION AND ADVISORS OF BARLOWORLD

Secretary and registered office of Barloworld

S Mngomezulu
Barloworld Limited
(Registration number 1918/000095/06)
180 Katherine Street
Sandton, 2196
Johannesburg, South Africa
Telephone number: (+27 11) 445-1000

Date of incorporation

29 August 1918

Place of incorporation

Pretoria
South Africa

Financial advisor

JPMorgan Chase Bank, N.A. (Johannesburg Branch)
(Registration number 2001/016069/10)
1 Fricker Road
Illovo, 2196
Johannesburg, South Africa

Attorneys

Bowman Gilfillan Inc
(Registration number 1998/021409/21)
165 West Street
Sandton, 2196
Johannesburg, South Africa

Reporting accountants, tax advisors and independent auditors

Deloitte & Touche
Deloitte Place
The Woodlands
Woodland Drive
Woodmead, 2052
Johannesburg, South Africa

Sponsor

JPMorgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Illovo, 2196
Johannesburg, South Africa

Registered office of PPC

Pretoria Portland Cement Company Limited
(Registration number 1892/000667/06)
180 Katherine Street
Sandton, 2196
Johannesburg, South Africa
Telephone number: (+27 11) 445-1000

Transfer secretaries (South Africa)

Link Market Services South Africa
(Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street, 2001
Johannesburg, South Africa

Transfer secretaries (United Kingdom)

Lloyds TSB Registrars (a division of Lloyds TSB Bank plc)
The Causeway, Worthing
West Sussex BN99 6ZL
England

Transfer secretaries (Namibia)

Transfer Secretaries (Proprietary) Limited
(Registration number 93/713)
Shop 8, Kaiser Krone Centre
Post Street Mall
Windhoek, Namibia

File no: 82-35039

BAW: BAW - Barloworld Limited - Directors of ma...

BAW - Barloworld Limited - Directors of major subsidiary dealing in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)
DIRECTORS OF MAJOR SUBSIDIARY DEALING IN SECURITIES
In compliance with rule 3.63 to 3.74 of the Listing Requirements, the following information is disclosed:

Director:	ROBERT HARLEY DENT
Company:	Barloworld Ltd
Date of Transaction:	21 May 2007
Class of Security:	Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares
Number of shares :	2,500 ordinary shares
Price per share:	R 47.50
Total value:	R 118,750.00
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the designated director of Barloworld Ltd.

21 May 2007
Sponsor: J.P.Morgan Equities Limited
Date: 21/05/2007 17:49:01 Produced by the JSE SENS Department.

21/05/2007 ***Source: JSE NEWS SERVICE***

File no: 82-35039

BAW: BAW - Barloworld Limited - Directors d...

BAW - Barloworld Limited - Directors dealing in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)

DIRECTORS DEALING IN SECURITIES
In compliance with rule 3.63 to 3.74 of the Listing Requirements, the following information is disclosed:

Director:	ANDRE JACOBUS LAMPRECHT
Company:	Barloworld Ltd
Date of Transaction:	21 May 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	11,667 Options @ Rands 152.62
Option Strike Price	R47.50
Date Options Granted	01 April 2003
Vesting Period	Three years after date of issue at a tranche of one third per annum from the third year.
Total value:	R 1,780,617.54
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd.

22 May 2007
Sponsor: J.P.Morgan Equities Limited
Date: 22/05/2007 10:32:01 Produced by the JSE SENS Department.

22/05/2007 ***Source: JSE NEWS SERVICE***

File no: 82-35039

BAW: NSX - BAW - Barloworld Limited - Direc...

NSX - BAW - Barloworld Limited - Directors dealings in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)

DIRECTORS DEALINGS IN SECURITIES
In compliance with rule 3.63 to 3.74 of the Listing Requirements, the following information is disclosed:

Director:	BRANDON PETER DIAMOND
Company:	Barloworld Ltd
Date of Transaction:	22 May 2007
Class of Security:	Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares
Number of shares :	11,667 ordinary shares
Price per share:	R 47.50
Total value:	R 554,182.50
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted the CEO of Barloworld Ltd.

22 May 2007
Sponsor: J.P.Morgan Equities Limited

Date: 22/05/2007 14:34:45 Produced by the JSE SENS Department.

22/05/2007 ***Source: JSE NEWS SERVICE***

File no: 82-35039

BAW: BAW - Barloworld - Directors Dealings in S...

BAW - Barloworld - Directors Dealings in Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)
DIRECTORS DEALINGS IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	PETER BRANDON DIAMOND
Company:	Barloworld Ltd
Date of Transaction:	29 May 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares. The options were granted at R67.80 in May 2004
Number of shares :	11 666 ordinary shares
Total value:	R 790,954.80
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd

Director:	JOHN EDWARD GOMERSALL
Company:	Barloworld Ltd
Date of Transaction:	29 May 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares. The options were granted at R67.80 in May 2004
Number of shares :	11,600 ordinary shares
Total value:	R 786,480.00
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd

Director:	ANDRE JACOBUS LAMPRECHT
Company:	Barloworld Ltd
Date of Transaction:	29 May 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	11,666 Options @ Rands 130.75
Option Strike Price	R67.80
Date Options Granted	26 May 2004
Vesting Period	Three years after date of issue at a tranche of one third per annum from the third year.
Total value:	R 1,525,329.50
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd.

30 May 2007
Sponsor: J.P.Morgan Equities Limited
Date: 30/05/2007 11:17:48 Produced by the JSE SENS Department.

30/05/2007 ***Source: JSE NEWS SERVICE***

File no: 82-35039

BAW: BAW - Barloworld Limited - Directors Of Ma...

BAW - Barloworld Limited - Directors Of Major Subsidiary Dealings In Securitie
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)

DIRECTORS OF MAJOR SUBSIDIARY DEALINGS IN SECURITIES

In compliance with rule 3.63 to 3.74 of the Listing Requirements, the following information is disclosed:

Director:	ROBERT HARLEY DENT
Company:	Barloworld Ltd
Date of Transaction:	29 May 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares
Number of shares :	3,333 ordinary shares
Price per option:	R 67.80
Total value:	R 225,977.40
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted the designated director of Barloworld Ltd.

30 May 2007
Sponsor: J.P.Morgan Equities Limited
Date: 30/05/2007 14:57:33 Produced by the JSE SENS Department.

30/05/2007 ***Source: JSE NEWS SERVICE***

File no: 82-35039

BAW: BAW - Barloworld Limited - Directors deali...

BAW - Barloworld Limited - Directors dealings in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)
DIRECTORS DEALINGS IN SECURITIES
In compliance with rule 3.63 to 3.74 of the Listing Requirements, the following information is disclosed:

Director:	STEVEN BERNARD PFEIFFER
Company:	Barloworld Limited
Date of Transaction:	1 June 2007
Class of Security:	Ordinary shares
Nature of transaction:	Purchase of Barloworld Limited shares
Number of shares :	2,000 ordinary shares
Price per share:	R203.85
Total value:	R407 700.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Limited.

04 June 2007
Sponsor: J.P.Morgan Equities Limited
Date: 04/06/2007 15:28:01 Produced by the JSE SENS Department.

04/06/2007 ***Source: JSE NEWS SERVICE***

File no 82-35039

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BAW - Barloworld Limited - Group Executive Appoint

4 Jun 2007

BAW
BAW
BAW - Barloworld Limited - Group Executive Appointment
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
BARLOWORLD - GROUP EXECUTIVE APPOINTMENT
Sibani Mngomezulu has been appointed as Group Executive: Governance and Corporate Affairs with effect from 1 June 2007. In this new capacity, Sibani will retain his role as company secretary with overall responsibility for group secretarial matters and governance but will now also be in charge of investor and media relations and public affairs.
4 June 2007
Sponsor: J.P.Morgan Equities Limited
Date: 04/06/2007 15:35:01 Produced by the JSE SENS Department.

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File no: 82-35039

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BAW - Barloworld Limited - Appointment of Chairman

6 Jun 2007

BAW
BAW
BAW - Barloworld Limited - Appointment of Chairman and Deputy Chairman
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
Barloworld - appointment of Chairman and Deputy Chairman

Barloworld is pleased to announce the appointment of Dumisa Ntsebeza as non-executive Chairman and Trevor Munday as non-executive Deputy Chairman of the board of Barloworld Limited. Dumisa was appointed interim Chairman in January and his position has now been made permanent. These appointments take effect immediately.

Dumisa Ntsebeza joined the board of Barloworld in 1999. A lawyer by background, he was admitted as an attorney in 1984. Dumisa served as one of the commissioners on the Truth and Reconciliation Commission and in 2000 entered the Bar and has worked in private practice since then. During 2005, he took silk and on being appointed as Senior Counsel by the State President, he became the first African advocate in the history of the Cape Bar to be conferred the status of silk. He is chairman of the Desmond Tutu Peace Trust and a trustee of the Nelson Mandela Foundation.

Trevor Munday was appointed to the board of Barloworld in January 2007. He was previously Deputy Chief Executive of Sasol Limited and before that Chief Financial Officer of the company. He was Managing Director of Polifin Limited from 1996 to 2000, which at the time was listed on the JSE until the company was acquired by Sasol.

Trevor has extensive business experience having been a director of companies for over twenty years. He was recently appointed to the boards of ABSA Group And ABSA Bank Limited.

The position of deputy chairman has been created recognising the amount of work required to implement the number of announced strategic actions and support for the new executive management team at the company.

Dumisa Ntsebeza said:

"I am honoured that the board, on the recommendation of the selection committee has asked me to become chairman of Barloworld. There is a lot of work to be done to carry this business forward successfully into the future but I have every confidence in the executive team under Clive`s leadership that the business will continue to reward all its stakeholders as it has done for so many years in the past. Warren Clewlow, the previous chairman, made an enormous contribution over many years to the company and I hope to be able to follow his example."

Trevor Munday said:

"Barloworld is one of the all time great South African companies. I am honoured to be appointed Deputy Chairman and look forward to working with Dumisa and the rest of the board and executive team in helping Barloworld deliver on its commitments to all its stakeholders as a newly focused global distribution business."

6 June 2007
Enquiries:
Barloworld
Sibani Mngomezulu
011 445 1433
Group Executive: Governance and Corporate Affairs
Sponsor: J.P.Morgan Equities Limited
Date: 06/06/2007 13:15:01 Produced by the JSE SENS Department.

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File no: 82-35039

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BAW - Barloworld Limited - Barloworld appointment

8 Jun 2007

BAW
BAW
BAW - Barloworld Limited - Barloworld appointment of deputy chairman

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")

BARLOWORLD APPOINTMENT OF DEPUTY CHAIRMAN

Barloworld and the PIC had a constructive meeting this morning concerning the announcement of June 6 regarding the appointment of the Chairman and the Deputy Chairman. The matter of the Deputy Chairman appointment was discussed.

The Barloworld Board will consider the matters raised by the PIC. In the meantime, the parties have reached agreement that no further statements will be made on this matter at this time.

8 June 2007

Sponsor: JPMorgan
Date: 08/06/2007 14:39:00 Produced by the JSE SENS Department.

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File no: 82-35039

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BAW/BAWP - Barloworld Limited - Results of Barlowo

8 Jun 2007

BAW BAWP
BAW
BAW/BAWP - Barloworld Limited - Results of Barloworld General Meeting
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

RESULTS OF BARLOWORLD GENERAL MEETING

Further to the Barloworld General Meeting held today, 8 June 2007, shareholders are advised that the resolutions required in order to implement the unbundling of Pretoria Portland Cement Company Limited, the proposed amendments to the Barlows 1985 Share Option Scheme (as amended) and the Barlows 1979 Share Purchase Scheme (as amended), as well as the granting of a general authority to make distributions to Barloworld ordinary shareholders out of share premium, have been passed by the requisite number of votes.

The special resolution will be lodged with the Registrar of Companies as soon as possible.

On behalf of the Board
S Mngomezulu
Secretary
8 June 2007
SANDTON
Sponsor: JPMorgan
Date: 08/06/2007 16:00:01 Produced by the JSE SENS Department.

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File no: 82-35039

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BAW - Barloworld Limited - Declaration of Barlowor

8 Jun 2007

BAW BAWP
BAW
BAW - Barloworld Limited - Declaration of Barloworld interim distribution
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld" or "the Company")
DECLARATION OF BARLOWORLD INTERIM DISTRIBUTION
Barloworld shareholders are referred to the unbundling circular dated 17 May 2007. At a shareholder meeting held today, 8 June 2007, the necessary resolution required to effect a payment out of share premium was passed. Pursuant thereto, the Barloworld directors have decided to make a distribution to Barloworld ordinary shareholders of 175 cents per ordinary share held by them, comprising 111 cents out of share premium and a dividend of 64 cents out of distributable reserves.
In compliance with the requirements of Strate, the electronic settlement and custody system used by the JSE Limited, the Company has determined the following salient dates for the payment of the distribution:

Last day to trade cum distribution	Friday, 22 June 2007
Shares commence trading ex distribution	Monday, 25 June 2007
Record date	Friday, 29 June 2007
Payment date	Monday, 2 July 2007

Barloworld ordinary shareholders will not be permitted to dematerialise/rematerialise their shares between Monday, 25 June 2007 and Friday, 29 June 2007, both days inclusive.
Set out in the table below are the pro forma financial effects of the distribution on the Company`s earnings per share ("EPS"), headline earnings per share("HEPS"), net asset value per share("NAV") and tangible net asset value per share("TNAV") , based on the interim results for the six months ended 31 March 2007, had the distribution been made as at 1 October 2006 for income statement purposes or on 31 March 2007 for balance sheet purposes.
The pro forma financial effects have been prepared for illustrative purposes only and, because of their nature, may not give a true reflection of the Company`s financial position, changes in equity, results of operations or cash flows. The pro forma financial effects are the responsibility of the Company`s directors.

	Results as published	Results adjusted for the impact of the payment from share premium	Percentage change
	(cents)	(cents)	(%)
EPS	389.7	385.9	-1.0%
HEPS	466.5	462.7	-0.8%
NAV	6193.6	6082.6	-1.8%
TNAV	4802.9	4691.9	-2.3%

Note:
Adjustments to EPS and HEPS assume an interest rate of 9.5% and a tax rate of 29% on interest foregone.
The adjustment to NAV per share and TNAV per share takes into account the impact of the distribution out of share premium and the financing effect thereof.
On behalf of the Board
S Mngomezulu
Secretary
8 June 2007

SANDTON
Financial advisor and Sponsor: JPMorgan
Date: 08/06/2007 16:01:01 Produced by the JSE SENS Department.

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BAW: BAW - Barloworld Limited - Director of maj...

File no: 82-35039

BAW - Barloworld Limited - Director of major subsidiary dealings in securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)

DIRECTOR OF MAJOR SUBSIDIARY DEALINGS IN SECURITIES

In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	PETER ESTERHUYSEN
Company:	Barloworld Ltd
Date of Transaction:	6 June 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares.
Number of shares :	3 333 ordinary shares
Price per option:	R47.50
Total value:	R 158,317.50
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the designated director of Barloworld Ltd

Director:	PETER ESTERHUYSEN
Company:	Barloworld Ltd
Date of Transaction:	6 June 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares.
Number of shares :	3 333 ordinary shares
Price per option:	R67.80
Total value:	R 225,977.40
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the designated director of Barloworld Ltd

Director:	ORRIE FENN
Company:	Barloworld Ltd
Date of Transaction:	6 June 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares.
Number of shares :	6 666 ordinary shares
Price per option:	R47.50
Total value:	R 316,635.00
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the designated director of Barloworld Ltd

Director:	ORRIE FENN
Company:	Barloworld Ltd
Date of Transaction:	6 June 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares.
Number of shares :	6 666 ordinary shares
Price per option:	R67.80
Total value:	R 451,954.80
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the designated director of Barloworld Ltd

Director:	ORRIE FENN
Company:	Barloworld Ltd
Date of Transaction:	6 June 2007

Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares.
Number of shares :	4 000 ordinary shares
Price per option:	R45.70
Total value:	R 182,800.00
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the designated director of Barloworld Ltd

8 June 2007

Date: 08/06/2007 14:35:01 Produced by the JSE SENS Department.

08/06/2007 ***Source: JSE NEWS SERVICE***

File no: 82-35039

BAW: BAW - Barloworld - Director`s Dealings In ...

BAW - Barloworld - Director`s Dealings In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)
DIRECTOR`S DEALINGS IN SECURITIES
In compliance with rule 3.63 TO 3.74 of the Listing Requirements, the following information is disclosed:

Director:	CLIVE BRADNEY THOMSON
Company:	Barloworld Limited
Date of Transaction:	13 June 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Exercise of options and purchase of Barloworld Ltd shares. The options were granted at R67.80 in May 2004
Number of shares :	11 666 ordinary shares
Total value:	R 790 954.80
Vesting period:	Vest from 3 years of date of grant
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the Chairman of Barloworld Limited

15 June 2007
Sponsor: J.P.Morgan Equities Limited
Date: 15/06/2007 13:33:04 Produced by the JSE SENS Department.

15/06/2007 ***Source: JSE NEWS SERVICE***

File no : 82 - 35039

BAW: BAW - Barloworld - Directors Dealing In Se...

BAW - Barloworld - Directors Dealing In Securities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Barloworld)

DIRECTORS DEALING IN SECURITIES

In compliance with rule 3.63 to 3.74 of the Listing Requirements, the following information is disclosed:

Director:	MARTIN LAUBSCHER
Company:	Barloworld Ltd
Date of Transaction:	18 June 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	6,667 Options @ Rands 152.36
Option Strike Price	R47.50
Date Options Granted	01 April 2003
Vesting Period	Three years after date of issue at a tranche of one third per annum from the third year.
Total value:	R 1,015,784.12
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd.
Director:	MARTIN LAUBSCHER
Company:	Barloworld Ltd
Date of Transaction:	18 June 2007
Class of Security:	Options over Ordinary shares
Nature of transaction:	Options ceded in terms of a share purchase enhancement agreement
Number of options:	10,000 Options @ Rands 133.08
Option Strike Price	R67.80
Date Options Granted	26 May 2004
Vesting Period	Three years after date of issue at a tranche of one third per annum from the third year.
Total value:	R 1,330,800.00
Nature of Interest:	Direct/Beneficial
Market Intermediary:	N/A
Confirmation of Clearance	Clearance to deal was granted by the CEO of Barloworld Ltd.

20 June 2007
Sponsor: J.P.Morgan Equities Limited
Date: 20/06/2007 09:42:57 Produced by the JSE SENS Department.

20/06/2007 ***Source: JSE NEWS SERVICE***

File no: 82-35039

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BAW - Barloworld - Resignation of Deputy Chairman

28 Jun 2007

BAW BAWP
BAW
BAW - Barloworld - Resignation of Deputy Chairman
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

RESIGNATION OF DEPUTY CHAIRMAN

The Barloworld board has accepted the decision taken by Mr. Trevor Munday to stand down with immediate effect as Deputy Chairman of Barloworld Limited and understands the reasons for his decision. A copy of the media statement released by Trevor is attached.

Mr. Dumisa Ntsebeza, Chairman of Barloworld Limited, made the following statement on behalf of the board:

"We regret that an unfortunate controversy resulted from the appointment of Mr. Munday as Deputy Chairman of Barloworld. Both Trevor and I have been under considerable strain in the recent while, but I am happy that we all now have emerged from it all with dignity and a determination to forge ahead and unlock value for all our shareholders.

For my part as Chairman of the Board, I respect Trevor`s decision for the reasons that he has given. All I wish to say is that in recognition of the skills that Trevor brings to the Company, Trevor will continue to be tremendously useful to me and the Board in several ways. He already chairs the Barloworld Coatings Unbundling Committee as an independent non-executive director. Furthermore, I will be recommending to the Board that he be appointed to one or more Board subcommittees where his various attributes in terms of skill, experience and acumen will add considerable value. The Board and I would now wish to be left alone so that the executive management team can focus their efforts on trading with our leading brands in the market place in the cause of advancing value for all our stakeholders."

On behalf of the Board
S Mngomezulu
Secretary
28 June 2007
SANDTON
Sponsor: JPMorgan

FULL TEXT OF THE PRESS STATEMENT BY TREVOR MUNDAY

"On 6 June 2007, Barloworld announced the appointment of Mr Dumisa Ntsebeza as Chairman and me as Deputy Chairman of Barloworld Limited, following a Board meeting at which the recommendations of a Chairman`s Succession Committee established by the Board were unanimously approved.

The Public Investment Corporation (PIC), a significant (17%) shareholder of Barloworld, thereafter objected publicly to the appointment of a Deputy Chairman and described it as `racist and patronising` to Mr Ntsebeza. Subsequently, there was substantial public comment on, and media coverage of, this matter.

In my view the selection process was conducted with good intentions, taking due cognizance of the future needs of Barloworld and its stakeholders as the Group embarks on, or accelerates, a number of actions involving significant strategic change.

I understand the transformational role that the PIC has publicly chosen as an agent for change in corporate South Africa. I strongly support and encourage this role although respectfully appeal for the manner in which it is discharged to be more sensitive, and for due cognizance to also be given to relevant experience and skills required of corporate leaders serving the multiplicity of industries making up our economy. It is also important that recognition and respect is shown by such an influential state-associated enterprise for the role

of corporate boards as well as the views and inputs of other shareholders, both locally and overseas, who have equivalent shareholder rights.
From a personal perspective, I have found the publicity and coverage relating to this matter to be dispiriting in a situation that has not been of my own making. I would not have accepted my appointment if I had considered it in any way to be `racist or patronizing`, or if I did not believe that all members of the Board were supportive of the leadership model proposed and the role envisaged for the Deputy Chairman. The Board, which has high-calibre South African and international members with integrity and expertise, clearly believed that the combination of Mr Ntsebeza`s and my experience and skills would be complementary and value-adding for the Group.
The Board has met to reflect on the prevailing dilemma and a longer-term process to engage with and address stakeholder expectations of the Group will be initiated. In the short term, however, it has become clear to me that the dilemma is tormenting for all involved and difficult to solve. Accordingly, I consider it incumbent on me to assist in finding a solution.
I have never been driven or motivated by positional authority. Rather, throughout my career, opportunities to contribute and add value have been my priority. Accordingly, I announce that with immediate effect I will stand down as Deputy Chairman of Barloworld Limited. I do so respecting the decision taken by the Board to appoint me and appreciative of the confidence they have shown in me. With the support of shareholders, I will remain on the Board as an independent non executive director.
I wish to emphasize that my decision has neither been requested by the Barloworld Board, nor any member thereof. Indeed, I thank them all, as well as many others from varied constituencies across our country, for their much-appreciated support over the last few weeks. Whilst respectful of it, I have not taken this decision as a result of the PIC`s stance as I am fully cognizant of my fiduciary and moral obligations to all stakeholders and, in these unfortunate circumstances, particularly to all the shareholders (and notably minority shareholders) of Barloworld Limited. I assure them that I intend to continue serving their collective interests as a member of the Board to the best of my ability.
I wish Mr Ntsebeza much success in his role as Chairman of Barloworld Limited and trust that stakeholders will put this event behind us and support CEO Clive Thomson and his executive team going forward."
Date: 28/06/2007 16:14:49 Produced by the JSE SENS Department.

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END